Rule 424(b)(3)
                                                     Registration No. 333-116059


                   Selling Security Holder Offering Prospectus


                          LIFESTREAM TECHNOLOGIES, INC.
                        83,836,992 shares of common stock



This prospectus covers the resale of an aggregate of 83,836,992 shares of our common stock, consisting of 15,165,259 shares of currently outstanding common stock, 37,425,000 shares of common stock issuable upon conversion of convertible debentures, and 31,246,733 shares issuable upon exercise of common stock purchase warrants. In accordance with our contractual obligation to debenture holders, the number of shares covered by this prospectus includes 15,003,578 shares that may become issuable in connection with the debentures and common stock purchase warrants in the event of future declines in the market price for our shares. We will not receive any proceeds from the sale of shares by selling security holders. This prospectus includes 20,642,438 shares that were registered under a previously filed registration statement, and are being combined with the shares covered by this prospectus, as permitted by Rule 429 under the Securities Act of 1933, as amended.

Our common stock is listed on the over-the-counter Bulletin Board under the symbol "LFTC". On December 9, 2004, the last reported sale price for our common stock was $0.034 per share.

                 THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
       YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.
                    SEE "RISK FACTORS" BEGINNING AT PAGE 4.

                          ----------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this prospectus is December 9, 2004
                   (original prospectus dated June 10, 2004).

                               PROSPECTUS SUMMARY

LIFESTREAM TECHNOLOGIES

We market a proprietary over-the-counter, total cholesterol-monitoring device for at-home use by both health-conscious and at-risk consumers ("our cholesterol monitor"). Our cholesterol monitor enables an individual, through regular at-home monitoring of their total cholesterol level, to continually assess their susceptibility to developing cardiovascular disease, the single largest cause of premature death and permanent disability among adult men and women in the United States of America ("U.S.").

Once an individual is diagnosed with an elevated total cholesterol level, our cholesterol monitor enables an individual to readily ascertain and track certain collective benefits being derived from diet modification, an exercise regimen and drug therapy. By doing so, we believe that an individual's long-term adherence to an effective cholesterol-lowering program is reinforced.

We introduced our current consumer cholesterol monitor to the retail marketplace in October 2002. It is the successor to a cholesterol monitor that we first introduced in January 2001.

Our current base of customers primarily consists of national and regional drug store chains, and, to a lesser extent, pharmacy-featuring grocery store chains, specialty catalog and internet-based direct marketers and independent pharmacies. To date, our ability to conduct significant marketing activities critical to building broad market awareness of our cholesterol monitor has been limited due to financial constraints. However, during our fiscal year ended June 30, 2004 we were successful in obtaining a portion of the long-term financing we sought to allow us to begin conducting marketing programs. We continue to require additional long-term financing to allow us to continue conducting marketing activities.

CHOLESTEROL MONITOR

Our cholesterol monitor has a suggested retail price of $119.95, but is routinely offered by certain of our more prominent retail store chain customers at a price below the psychologically important $100.00 price point for many consumers.

Our cholesterol monitor:

     o Provides a quantified total cholesterol reading from a single drop of blood within three minutes without any prior fasting,

     o Meets the measurement precision guidelines set forth by the National Cholesterol Education Program ("NCEP"),

     o Classifies individual test results using the NCEP's "desirable," "borderline" and "high" risk-level categories for total cholesterol in adults,

     o    Utilizes inexpensive, disposable dry-chemistry test strips,

     o Computes an individual's rolling average total cholesterol level based on their six most recent test results,

     o Allows for the secure storage, via encryption, of up to 200 chronologically-dated test results onto an optional smart card, which is inserted into an existing slot on the monitor, for subsequent retrieval and longer-term trend analysis,

     o Is compact, lightweight and portable with dimensions of approximately 5.50" x 4.00" x 1.75" and a weight of approximately one pound,

     o Is warranted for one year from defects in materials or workmanship, and

     o Incorporates the newly FDA cleared Health Risk Assessment (HRA), which displays a full Health Risk Assessment after taking a three-minute total cholesterol test and inputting eight additional risk factors including gender, age, height, weight, diabetic status, smoker/non-smoker, systolic and diastolic blood pressure, and HDL break-out from a recent lipid profile.

Our "Plus-Edition" Cholesterol Monitor, which has a suggested retail price of $129.95, includes a cholesterol monitor, a Data Concern" Personal Health Card(R), a complementary CD-ROM software program, a serial cable and an extended three-year warranty. By connecting our cholesterol monitor to a personal computer via the serial cable and installing our software, an individual can compute a longer-term rolling average of their historical test results and convert such into detailed, easy-to-understand printable charts. We believe that these value-added analytical features enable an individual to more readily ascertain and track the collective benefits being derived over an extended period of time from diet modification, an exercise regimen and drug therapy, thereby further reinforcing their ongoing adherence to an effective cholesterol-lowering program.

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
RELATED SUPPLIES AND ACCESSORIES

We offer the following supplies and accessories for use with our cholesterol monitor:

     o TEST KIT REFILLS. Our test kit refills, which include six individually packaged test packets, have a suggested retail price of $19.95. Each single-use, disposable testing packet contains a dry-chemistry total cholesterol test strip, a sterile lancet, an alcohol swab, and a band-aid.

     o "DATA CONCERN" PERSONAL HEALTH CARD(R). Our "Data Concern" Personal Health Card(R) is individually packaged and has a suggested retail price of $19.95. The Personal Health Card(R) stores up to 200 cholesterol test results for subsequent retrieval and longer-term trend analysis.

Our executive offices are located at 510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854. Our telephone number is (208) 457-9409; our facsimile number is
(208) 457-9509. Unless otherwise indicated, references in this prospectus to "Lifestream," "we," "us" and "our" are to Lifestream Technologies, Inc., and our wholly owned subsidiaries.

THE OFFERING

Common Stock Outstanding:                   209,968,735 shares

Common Stock Reserved:                      166,620,568 shares, including
                                            68,671,733 shares covered by this
                                            prospectus that are issuable upon
                                            exercise of warrants and conversion
                                            of debentures, 86,800,000 shares
                                            that are issuable upon conversion of
                                            debentures not covered by this
                                            prospectus and 11,148,835 shares
                                            issuable under our stock option
                                            plans

OTCBB Trading Symbol:                       LFTC

SUMMARY FINANCIAL DATA

The following summary of our financial information has been derived from our financial statements that are included elsewhere in this prospectus. The information for the years ended June 30, 2004 and 2003 is derived from our audited financial statements.

Statement of Operations

                                           THREE MONTHS ENDED
                                               (UNAUDITED)                           FISCAL YEARS ENDED
                                   ----------------------------------       --------------------------------
                                     SEPTEMBER 30,     SEPTEMBER 30,           JUNE 30,           JUNE 30,
                                         2004              2003                  2004               2003
                                   ---------------    ---------------       -------------      -------------

Net sales........................  $       885,138    $       625,475       $   2,603,257      $   4,236,653
Cost of sales....................  $       652,806    $       427,136       $   2,698,673      $   3,516,827
Gross profit (loss)..............  $       232,332    $       198,339       $     (95,416)     $     719,826
Loss from operations.............  $    (1,157,577)   $      (801,967)      $  (5,364,473)     $  (4,281,477)
Net loss.........................  $    (2,487,469)   $    (1,194,851)      $ (14,407,557)     $  (8,106,945)
Net loss per share...............  $         (0.01)   $         (0.01)      $       (0.11)     $       (0.24)

Balance Sheet Data

                                                                            JUNE 30,
                                       SEPTEMBER 30, 2004       ---------------------------------
                                          (UNAUDITED)              2004                   2003
                                       ------------------       -----------           -----------
Working capital (deficit) .......         $(1,739,136)          $  (940,698)          $  (947,111)
Total assets ....................         $ 2,612,820           $ 3,612,177           $ 5,077,925
Current assets ..................         $ 1,364,340           $ 2,025,165           $ 3,290,620
Long-term debt ..................         $ 3,272,425           $ 2,709,841           $ 3,498,768
Stockholders' equity (deficit)...         $(3,763,081)          $(2,063,527)          $(2,658,574)

                                  RISK FACTORS

An investment in our common stock is highly speculative. You should be aware you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully read this entire prospectus and consider the following risk factors. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations could be adversely affected. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.

OUR WEAK FINANCIAL CONDITION HAS RAISED, AND WILL LIKELY CONTINUE TO RAISE, SUBSTANTIAL DOUBT REGARDING OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We have incurred substantial operating and net losses, as well as negative operating cash flows, since our inception. Our significant working capital and stockholders' deficits as of June 30, 2004 and 2003, among other factors, resulted in our independent registered public accountants modifying their audit report on our consolidated financial statements for the fiscal years ended June 30, 2004 and 2003 to express substantial doubt regarding our ability to continue as a going concern. Although we have been successful in restructuring certain debt obligations as they have become due and in raising additional investment capital to fund certain immediate and near-term operating needs, we remain in need of substantial additional investment capital to fund our longer-term operating needs, including servicing of our remaining debt obligations and continued conducting of marketing activities we believe necessary to achieve meaningful sales growth.

IF WE CANNOT TIMELY SECURE NECESSARY FINANCING OR GENERATE SUBSTANTIAL REVENUE GROWTH, WE WILL LIKELY BE UNABLE TO FULFILL OUR OUTSTANDING OBLIGATIONS, INCLUDING DEBT SERVICE AND PURCHASE COMMITMENTS.

We have incurred substantial debt obligations and have entered into operating commitments, including a marketing contract in which we are contractually obligated to purchase a minimum number of radio advertising spots. Although we have been successful in restructuring certain debt obligations as they have become due and in raising additional investment capital to fund certain immediate and near-term operating needs, if we are unable to raise additional capital or generate substantial revenue growth, we will be unable to service our remaining debt obligations, marketing purchase obligations, and other commitments.

IF WE CANNOT TIMELY SECURE NECESSARY FINANCING, WE WILL BE UNABLE TO CONTINUE TO GROW OUR SALES, IN WHICH EVENT WE WILL LIKELY BE UNABLE TO SUPPORT OUR OPERATIONS.

We have realized limited sales revenues to date that we primarily attribute to our continuing inability to sustain funding the marketing activities we believe necessary to develop broad market awareness and acceptance of our total cholesterol monitors. Our inability to leverage our operating costs with sales has resulted in continuing significant operating and net losses, as well as negative operating cash flows. For the years ended June 30, 2004 and 2003, and the three months ended September 30, 2004 and 2003, we incurred losses of $14,407,557, $8,106,945, $2,847,469 and 1,194,851, respectively. Our continuing losses adversely affect our ability to secure additional funding.

We continue to actively seek substantial investment capital to enable us to fully execute the balance of our business plan, that primarily being the conducting of those marketing activities we believe necessary to achieve meaningful sales growth. Our ability to effectively promote our monitors, support and sustain our existing retail relationships, cultivate, support and sustain additional retail relationships, and thereby realize meaningful sales growth, remains dependent upon our timely receipt of substantial additional investment capital. Absent meaningful sales growth, our ability to achieve net profitability and positive operating cash flow remains highly unlikely.

OUR CONTINUED SALE OF EQUITY SECURITIES WILL DILUTE EXISTING STOCKHOLDERS AND MAY ADVERSELY AFFECT THE MARKET FOR OUR SHARES.

Our ongoing need for additional capital to sustain marketing activities and supplement the financing of our operations has required the issuance of a substantial amount of our common stock or debt convertible into our common stock. During fiscal 2004 and 2003, we issued a total of 88,447,096 and 67,926,593 common shares, respectively, which increased the number of common shares outstanding from 24,967,997 at July 1, 2002 to 181,341,686 at June 30, 2004. Also during fiscal 2004, the number of authorized shares of our common stock was increased from 100 million to 750 million.

We will require additional financing in the future to fund our business plans, including additional marketing efforts and inventory. To date, our success in attracting funding has required that we issue our common stock at a discount to market. We anticipate that future funding may require us to continue to issue shares at a discount, as a result of which, additional financing will cause further dilution to existing outstanding stockholders. Moreover, the increase in the number of shares available in the public marketplace may reduce the market price for our shares and, consequently, the price investors may receive at the time of sale.

THE PRICE VOLATILITY FOR OUR COMMON STOCK AND THE LACK OF AN ACTIVE MARKET MAY ADVERSELY AFFECT THE ABILITY OF STOCKHOLDERS TO BUY AND SELL OUR SHARES.

Our common stock is currently listed and traded on the Over-the-Counter Bulletin Board. Our common stock has experienced, and continues to experience, significant volatility in its market price. Additionally, our common stock has experienced, and continues to experience, limited trading volume on any given market day. These factors may adversely affect both the liquidity and market price of our stock.

WE REMAIN DEPENDENT UPON KEY MANAGEMENT PERSONNEL AND IF WE ARE UNABLE TO RETAIN THEM, OUR OPERATIONS MAY SUFFER.

We believe that our future success currently remains dependent upon the knowledge, skills, services and vision of Christopher Maus, our Chairman of the Board of Directors, Chief Executive Officer and President, and to a lesser extent, Edward Siemens, our Chief Operating Officer. Our dependence upon these individuals has increased over the past two years as a result of significant staff reductions we have made to reduce our operating costs. The significant staff reductions have resulted in substantial additional demands on our existing officers and staff. Despite our increased dependency on these individuals, they each agreed, effective April 2003, to prospective one-third reductions in their contractual salaries until we realized an improvement in our financial condition. Effective June 2, 2003, we restored one half of the pay cuts prospectively. In January and June 2004, the Board of Directors approved the issuance of common stock to these officers in lieu of cash payment for compensation lost as a result of these pay cuts. Our ability to retain these individuals remains uncertain and any loss or disablement of these individuals could have a material adverse effect on our business, and as a result, on our results of operations, liquidity and cash flows. There can also be no assurance that the proceeds we would receive under a $5,000,000 key man life insurance policy we maintain on Mr. Maus would sufficiently compensate us in the event of his unfortunate death. Our retention and possible recruitment of experienced and talented management will also be critical to our future success.

WE REMAIN DEPENDENT UPON ROCHE DIAGNOSTICS GMBH TO SUPPLY US WITH DRY-CHEMISTRY TEST STRIPS AND IF WE FAIL TO MEET MINIMUM PURCHASE REQUIREMENTS, ROCHE MAY DISCONTINUE ITS SUPPLY RELATIONSHIP WITH US.

We are party to a licensing and manufacturing agreement with Roche Diagnostics GmbH (Roche) of Mannheim, Germany. Our agreement with Roche currently grants us the exclusive right to market and distribute its proprietary test strips in the U.S. We are required to purchase our supply of dry-chemistry test strips utilized in our cholesterol monitors exclusively from Roche. The initial term of the agreement expires on December 31, 2004 and, absent default by either party, the agreement automatically renews for additional one-year terms unless either party gives 12 months written notice of termination. Neither party has given written notice of termination as of the date of the Report. Should we fail to meet our contractually mandated minimum purchase requirements, Roche may elect to discontinue its relationship with us or to impose price increases. As we did not meet the calendar 2002 minimum sales threshold set forth in the agreement, Roche began prospectively assessing us a 10% price surcharge in exchange for agreeing to maintain our U.S. exclusivity. This surcharge was based on our revised sales forecasts for the duration of the agreement. Should we fail to meet these sales forecasts, Roche may impose a more significant price surcharge on us as a condition to further maintaining our U.S. exclusivity. We believe that a suitable technological or economical alternative to Roche's dry chemistry test strips is available in the marketplace, however any disruption in our relationship with Roche could cause us to lose our U.S. exclusivity, which could have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

WE REMAIN DEPENDENT UPON ROCHE DIAGNOSTICS GMBH TO SUPPLY US WITH DRY-CHEMISTRY TEST STRIPS AND IF WE FAIL TO SUCCESSFULLY RESOLVE AN ONGOING DISPUTE OVER ROYALTY PAYMENTS RELATING TO PROPRIETARY OPTICS TECHNOLOGY, ROCHE MAY TERMINATE OUR U.S. EXCLUSIVITY OR ELECT NOT TO RENEW ITS SUPPLY RELATIONSHIP WITH US.

Our agreement with Roche licenses us its proprietary optics technology, which we utilized in our predecessor cholesterol monitor in exchange for an agreed-upon royalty per device sold. However, we recognized no royalty obligation on sales of our current consumer device, which we began selling in October 2002, as we viewed the re-engineered optics technology used in this device as being proprietary to us, and not Roche. In May 2003, Roche asserted in a letter to us that the subject optics technology was, in their opinion, still subject to royalties under our agreement. Given our dependency on Roche for its test strips and in order to avoid jeopardizing such relationship, we responded in July 2003 with a letter proposing a substantially lower royalty on each device sold. Negotiations are currently ongoing and we have recorded a liability in the amount we believe is necessary for full and final settlement of this matter based on the latest negotiations. We believe that any incremental royalty obligation resulting from these negotiations would not be material to our expected future consolidated financial statements, however if we are unable to successfully resolve this dispute with Roche, Roche may elect not to renew our license and supply agreement and we could lose our U.S. exclusivity, which could have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

BECAUSE WE ARE DEPENDENT UPON A FEW MAJOR CONSUMER RETAIL CHAINS FOR SUBSTANTIALLY ALL OF OUR CURRENT SALES, THE LOSS OF ANY ONE OF THEM WOULD REDUCE OUR REVENUES, LIQUIDITY AND PROFITABILITY.

Significant portions of our sales to date have been, and continue to be, made through major consumer retail chains. We do not engage in long-term supply contracts with these major customers and it is therefore possible that any of our major customers could cease purchasing our products at any time. Any disruption in our relationships with one or more of these consumer retail chains, or any significant variance in the magnitude or the timing of orders from any one of these chains, may have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

OUR CONTINUED RELIANCE ON LIMITED SERVICE PROVIDERS FOR THE OUTSOURCED ASSEMBLY OF OUR PRODUCTS LEAVES US VULNERABLE TO LATE PRODUCT DELIVERY.

We outsource the assembly of our total cholesterol monitors to Servatron Inc. and/or Opto Circuits (India) Limited. We engage these companies, on an as-needed basis, under free-standing purchase orders to assemble our total cholesterol monitors. Any disruption in our relationship with such assemblers would likely have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

OUR RELATIVE INEXPERIENCE WITH ADVERTISING MAY DELAY THE GROWTH OF MARKET AWARENESS AND PENETRATION FOR OUR CURRENT PRODUCT.

As more extensively discussed elsewhere in this prospectus, we need substantial additional advertising to promote our cholesterol monitor and yet, we, as a company, have had limited experience with advertising due to our limited financial resources. There can be no assurance that our future advertising initiatives will be successful in building the necessary broad market awareness for our cholesterol monitor.

IF WE ARE UNSUCCESSFUL IN PROTECTING OUR PATENTS, LICENSES, TRADEMARKS AND TECHNOLOGIES, OR IF WE INFRINGE UPON THE RIGHTS OF OTHERS, WE COULD INCREASE COMPETITION AND EXPOSE OURSELVES TO CLAIMS FOR DAMAGES.

Our future success remains dependent upon our ability to obtain, maintain and enforce our materially important patents, licenses and trademarks, particularly those critical to our product image and the various technologies employed in our products. Although we remain actively engaged in protecting all such material assets, both in the U.S. and abroad, there can be no assurance that these assets will not be challenged by third parties, invalidated or designed around, or that they will provide protection that has ongoing commercial significance. It must also be noted that any related litigation will likely be costly and time-consuming and there can be no assurance of a favorable outcome. There can also be no assurance that our actions will not inadvertently infringe upon the proprietary rights of others, thereby subjecting us to remedial or punitive sanctions, or that we would be subsequently successful in procuring licensing rights on commercially reasonable terms. Any failure on our part to successfully protect these material assets, to avoid inadvertently infringing upon the proprietary rights of others, or to successfully obtain sought after patents, licenses or trademarks in the future, may have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

WE HAVE PLEDGED ALL OF OUR ASSETS AS SECURITY FOR THE REPAYMENT OF INDEBTEDNESS AND IN THE EVENT WE FAIL TO PAY OUR SECURED DEBT AND OUR ASSETS ARE FORECLOSED UPON, WE MAY HAVE INSUFFICIENT ASSETS TO PROVIDE FOR ANY PAYMENTS TO COMMON STOCKHOLDERS.

We have pledged all of our assets, including substantially all of our intellectual property, as security for borrowed funds in the current principal amount of $1,895,032. In the event we fail to pay the secured debt as and when due, the creditors will be entitled to foreclose on our assets to satisfy the indebtedness to them. In the event of foreclosure by secured debt holders, including upon our liquidation, the assets then remaining may be insufficient to permit any distributions to common stockholders, in which event stockholders would lose their entire investment in us.

WE EXPERIENCE COMPETITION FROM MANY PARTICIPANTS IN THE MEDICAL EQUIPMENT AND HOME TESTING MARKET AND OUR ABILITY TO COMPETE IN THE MARKETPLACE REMAINS UNCERTAIN.

We compete with firms that market inexpensive equivocal, non-instrument based, disposable cholesterol screening tests for the personal-use market as well as with firms that market more expensive quantitative, instrument-based, reusable diagnostic measuring devices, such as our cholesterol monitors, for the personal and professional-use markets. Equivocal, non-instrument-based, disposable cholesterol screening tests primarily are designed and engineered to indicate to a consumer user whether a high cholesterol situation exists, and if so, to provide a crude indication of its likely magnitude. If an elevated cholesterol level is indicated, the consumer is advised to timely consult a medical doctor who, in turn, will seek a precise measurement of the individual's total cholesterol from a quantitative, instrument-based, diagnostic device. Quantitative, instrument-based, reusable diagnostic measuring devices primarily are designed and engineered to provide clinically accurate measurements of one or more components within blood for making risk assessments related to one or more chronic diseases. These devices vary widely as to their scope, capabilities, ease-of-use and price. As our total cholesterol monitors are intended by us to be directly used by individuals and primary-care physicians, they may also be viewed as indirectly competing with the traditional patronization of medical laboratories for blood analysis services. Many of our existing and potential competitors have substantially greater financial, technical and other resources and larger, more established marketing, sales, distribution and service organizations than we do. Since the scope, capabilities, ease-of-use and price of screening tests and diagnostic devices vary widely, the perceptions and preferences of consumers and medical professionals may also vary widely. As such, there can be no assurance that our cholesterol monitors, as currently configured, packaged and marketed, will be able to successfully compete in the longer term with existing or future competing products or services.

GOVERNMENT REGULATION MAY DELAY OR PREVENT US FROM SUCCESSFULLY MARKETING OUR PRODUCTS.

We have previously obtained all federal and state regulatory clearances and approvals we believe applicable to our current line of total cholesterol monitors. However, many, if not all, of these clearances and approvals remain subject to continual review, particularly by the United States Food and Drug Administration. The subsequent claiming of jurisdiction by a federal or state regulatory agency to which we have not previously obtained regulatory clearances or approvals, or the subsequent discovery of an actual or perceived problem by us or a regulatory authority, could give rise to certain marketing restrictions or to a temporary or permanent withdrawal of one or more of our current products from the market. We also remain subject to regulatory oversight, particularly from the FDA, with respect to various other matters, including our manufacturing practices, record-keeping and reporting. For instance, the FDA requires the integration of their quality system into any facility it registers as a "medical device facility". This quality system requirement encompasses product development and manufacturing, customer service, incident reporting and labeling control. Our assembly facilities, as well as the assembly facilities of our outsourced assemblers, are registered with the FDA. As such, these assembly facilities, and the production processes employed within them, remain subject to the FDA's quality system requirement and ongoing periodic audits by the FDA. While we believe that all of our current products, as well as all of our related marketing and assembly activities, including those of our assemblers, continue to comply in all material respects with all applicable federal and state regulations, such compliance is heavily subject to one's interpretation of the applicable regulations, which often can be difficult or ambiguous. Any failure by us or our agents to maintain material compliance with existing or future regulations will likely have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows. Additionally, while we do not envision the near-term submission of any potential future products for regulatory clearances or approvals, it must be noted that the process of obtaining regulatory clearances or approvals can be costly and time-consuming, and as such, there can be no assurance that any sought after regulatory clearances or approvals will be obtained. Also, while our marketing efforts for the foreseeable future will be primarily directed towards U.S. markets, we anticipate eventually pursuing overseas markets for which we understand regulatory clearances and approvals vary widely from country to country. Any longer-term failure by us to obtain sought after domestic or foreign regulatory clearances or approvals may have a material adverse impact on our longer-term business, and as a result, our results of operations, liquidity and cash flows.

ONGOING HEALTH CARE INITIATIVES MAY JEOPARDIZE THE DEMAND FOR OUR PRODUCTS, AS A RESULT OF WHICH, OUR REVENUES AND PROFITABILITY WILL SUFFER.

The uncertainty of health care reform may have a material impact upon our business. The income and profitability of medical device companies may be affected by the efforts of government and third party payers to contain or reduce the costs of health care through various means. In the United States, there have been, and we expect that there will continue to be, a number of federal, state and private proposals to control health care costs. These proposals may contain measures intended to control public and private spending on health care. If enacted, these proposals may result in a substantial restructuring of the health care delivery system. Any significant changes in the health care system could have a substantial impact over time on the manner in which we conduct our business and may have a material adverse impact on our business.

RECENT LEGISLATION DESIGNED TO PROTECT THE INTEGRITY AND CONFIDENTIALITY OF PATIENT MEDICAL RECORDS MAY INCREASE THE COSTS ASSOCIATED WITH DELIVERY OF OUR PRODUCTS AND, ACCORDINGLY, OUR PROFIT MARGINS MAY DECREASE.

Federal and state laws relating to confidentiality of patient medical records could limit the use of our product capability to store and utilize medical information. The Health Insurance Portability and Accountability Act of 1996, also known as HIPAA, mandates the adoption of national standards for transmission of certain types of medical information and the data elements used in such transmissions to insure the integrity and confidentiality of such information. The U.S. Secretary of Health and Human Services has promulgated regulations to protect the privacy of electronically transmitted or maintained, individually identifiable health information. We believe that our products will enable compliance with the regulations under HIPAA adopting standards for electronic healthcare transmissions. However, there can be no assurances that we will be able to comply with the regulations without altering our products and we may be required to incur additional expenses in order to comply with these requirements. Further, some state laws could restrict the ability to transfer patient information gathered from our product. Any such restrictions could decrease the value of our applications to our customers, which could have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

THE POLICIES AND PRACTICES OF THIRD-PARTY REIMBURSERS SUCH AS MEDICARE MAY DECREASE THE DEMAND FOR OUR PRODUCTS AND ADVERSELY IMPACT OUR BUSINESS.

By limiting the amount they are willing to reimburse for the purchase of a personal-use total cholesterol monitor or the obtaining of a total cholesterol test, third-party reimbursers, including Medicare, may adversely impact the prices and relative attractiveness of our total cholesterol monitors. Although we do not believe that the reimbursement policies of third-party reimbursers have had any significant adverse impact on us to date, any future changes in their policies or reimbursement rates may adversely impact our ability to maintain our suggested retail prices or diminish the attractiveness of our total cholesterol monitors. Although Congress has recently acted favorably towards providing preventive cholesterol screening tests by professionals for Medicare seniors, the new Medicare Reform Bill has not been finalized or passed by Congress. Furthermore, any failure by third-party reimbursers to embrace the benefits of total cholesterol monitors or to maintain their reimbursement rates may have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

AS A MEDICAL DEVICE MANUFACTURER, WE ARE PRONE TO PRODUCT LIABILITY CLAIMS AND IF A CLAIM AGAINST US EXCEEDS THE LIMITS OF OUR INSURANCE COVERAGE OR COVERAGE IS OTHERWISE DENIED, WE MAY BE FACED WITH A JUDGMENT THAT COULD JEOPARDIZE OUR EXISTENCE.

The marketing of medical diagnostic devices, such as our total cholesterol monitors, subjects us to the risk of product liability claims. Although we follow certain quality assurance policies and procedures in the procuring of components and assembling of our total cholesterol monitors, these precautions may not insulate us from liability claims. Moreover, while we maintain product liability insurance, this insurance is expensive and is subject to various exclusions and limitations. There can be no assurance that our policies and procedures will prevent us from being subjected to product liability claims or that the scope and amount of our in force liability insurance coverage will be sufficient to prevent a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, WE CANNOT PREDICT WHETHER WE WILL SUCCESSFULLY EFFECTUATE OUR CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN OUR SECURITIES AND SHOULD CONSIDER, WHEN MAKING SUCH ANALYSIS, AMONG OTHERS, THE RISK FACTORS DISCUSSED ABOVE.

                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

 Since October 31, 2003, our common shares have been traded on the Over-the-Counter Bulletin Board under the symbol "LFTC". From October 10, 2000 until October 30, 2003, our common shares were traded on the American Stock Exchange under the ticker symbol "KFL". As of October 18, 2004, we had approximately 8,100 stockholders of record.

The following table sets forth, for the fiscal quarters indicated, the high and low closing prices for our common stock as reported by the AMEX and, commencing October 31, 2003, by the Over-the-Counter Bulletin Board. Over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions.

                                                     High              Low
                                                     ----              ---
Fiscal 2005:
         First Quarter..........................     $0.04             $0.02

Fiscal 2004:
         First Quarter..........................     $0.26             $0.13
         Second Quarter.........................     $0.18             $0.10
         Third Quarter..........................     $0.13             $0.05
         Fourth Quarter.........................     $0.05             $0.03

Fiscal 2003:
         Second Quarter.........................     $0.35             $0.10
         Third Quarter..........................     $0.25             $0.11
         Fourth Quarter.........................     $0.31             $0.10

OUR DIVIDEND POLICY

Our Board of Directors has not declared or paid any cash dividends since our inception. As the Board of Directors' current policy is to retain any and all earnings to fund our ongoing operations and growth, it does not anticipate declaring or paying any cash dividends for the foreseeable future. We are currently restricted under Nevada corporate law from declaring any cash dividends due to our current working capital and stockholders' deficits.

We have never paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future because:

     o    we have experienced losses since inception;

     o    we have significant capital requirements in the future; and

     o we presently intend to retain future earnings, if any, to finance the expansion of our business.

Future dividend policy will depend on:

     o    our earnings, if any;

     o    capital requirements;

     o    expansion plans;

     o    financial condition; and

     o    other relevant factors.

The resale of our securities not covered in this prospectus is subject to Rule
144. Under Rule 144, if certain conditions are satisfied, a person (including any of our affiliates) who has beneficially owned restricted shares of common stock for at least one year is entitled to sell within any three-month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of ours for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to any of the volume limitations described above. As of the date of this prospectus, approximately 3,500,000 shares of our common stock are eligible for resale under Rule 144. An additional 76,800,000 common shares are subject to issuance upon conversion of convertible notes payable and, upon issuance, will be eligible for resale under Rule 144.

The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Currently, our common stock is a "penny stock". A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of these securities. In addition he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers

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to sell our securities, and may negatively affect the ability of holders of shares of our common stock to resell them.

                           FORWARD LOOKING STATEMENTS

Certain disclosures in this prospectus include certain forward-looking statements within the meaning of the safe harbor protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that include words such as "believe," "expect," "should," intend," "may," "anticipate," "likely," "contingent," "could," "may," "estimate," or other future-oriented statements, are forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our business plans, strategies and objectives, and, in particular, statements referring to our expectations regarding our ability to continue as a going concern, generate increased market awareness of, and demand for, our current consumer device, realize improved gross margins, and timely obtain required financing. These forward-looking statements involve risks and uncertainties that could cause actual results to differ from anticipated results. The forward-looking statements are based on our current expectations and what we believe are reasonable assumptions given our knowledge of the markets; however, our actual performance, results and achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Factors, within and beyond our control, that could cause or contribute to such differences include, among others, those described elsewhere in this prospectus under the caption "Risk Factors". Readers are urged to carefully review and consider the various disclosures made by us in this prospectus.

                                    BUSINESS

AN INTRODUCTION

We market a proprietary over-the-counter, total cholesterol-monitoring device for at-home use by both health-conscious and at-risk consumers ("our cholesterol monitor"). Our cholesterol monitor enables an individual, through regular at-home monitoring of their total cholesterol level, to continually assess their susceptibility to developing cardiovascular disease, the single largest cause of premature death and permanent disability among adult men and women in the United States of America ("U.S.").

Once an individual is diagnosed with an elevated total cholesterol level, our cholesterol monitor enables an individual to readily ascertain and track certain collective benefits being derived from diet modification, an exercise regimen and drug therapy. By doing so, we believe that an individual's long-term adherence to an effective cholesterol-lowering program is reinforced.

We introduced our current consumer cholesterol monitor to the retail marketplace in October 2002. It is the successor to a cholesterol monitor that we first introduced in January 2001. Our current base of customers primarily consists of national and regional drug store chains, and, to a lesser extent, pharmacy-featuring grocery store chains, specialty catalog and internet-based direct marketers and independent pharmacies. To date, our ability to conduct significant marketing activities critical to building broad market awareness of our cholesterol monitor has been limited due to financial constraints. However, during our fiscal year ended June 30, 2004 we were successful in obtaining a portion of the long-term financing we sought to allow us to begin conducting marketing programs. We continue to require additional long-term financing to allow us to continue conducting marketing activities.

CHOLESTEROL MONITOR

Our cholesterol monitor has a suggested retail price of $119.95, but is routinely offered by certain of our more prominent retail store chain customers at a price below the psychologically important $100.00 price point for many consumers.

Our cholesterol monitor:

     o Provides a quantified total cholesterol reading from a single drop of blood within three minutes without any prior fasting,

     o Meets the measurement precision guidelines set forth by the National Cholesterol Education Program ("NCEP"),

     o Classifies individual test results using the NCEP's "desirable," "borderline" and "high" risk-level categories for total cholesterol in adults,

     o    Utilizes inexpensive, disposable dry-chemistry test strips,

     o Computes an individual's rolling average total cholesterol level based on their six most recent test results,

     o Allows for the secure storage, via encryption, of up to 200 chronologically-dated test results onto an optional smart card, which is inserted into an existing slot on the monitor, for subsequent retrieval and longer-term trend analysis,

     o Is compact, lightweight and portable with dimensions of approximately 5.50" x 4.00" x 1.75" and a weight of approximately one pound,

     o Is warranted for one year from defects in materials or workmanship, and

     o    Will soon incorporate the newly FDA cleared Health Risk Assessment
          (HRA), which displays a full Health Risk Assessment after taking a three-minute total cholesterol test and inputting eight additional risk factors including gender, age, height, weight, diabetic status, smoker/non-smoker, systolic and diastolic blood pressure, and HDL break-out from a recent lipid profile.

Our "Plus-Edition" Cholesterol Monitor, which has a suggested retail price of $129.95, includes a cholesterol monitor, a Data Concern" Personal Health Card(R), a complementary CD-ROM software program, a serial cable and an extended three-year warranty. By connecting our cholesterol monitor to a personal computer via the serial cable and installing our software, an individual can compute a longer-term rolling average of their historical test results and convert such into detailed, easy-to-understand printable charts. We believe that these value-added analytical features enable an individual to more readily ascertain and track the collective benefits being derived over an extended period of time from diet modification, an exercise regimen and drug therapy, thereby further reinforcing their ongoing adherence to an effective cholesterol-lowering program.

RELATED SUPPLIES AND ACCESSORIES

We offer the following supplies and accessories for use with our cholesterol monitor:

     o TEST KIT REFILLS. Our test kit refills, which include six individually packaged test packets, have a suggested retail price of $19.95. Each single-use, disposable testing packet contains a dry-chemistry total cholesterol test strip, a sterile lancet, an alcohol swab, and a band-aid.

     o "DATA CONCERN" PERSONAL HEALTH CARD(R). Our "Data Concern" Personal Health Card(R) is individually packaged and has a suggested retail price of $19.95. The Personal Health Card(R) stores up to 200 cholesterol test results for subsequent retrieval and longer-term trend analysis.

CONSUMER MARKETPLACE

The American Heart Association ("AHA"), as well as the National Heart, Lung and Blood Institute's ("NHLBI") renowned Framingham Heart Study ("FHS"), have identified elevated total cholesterol as a primary contributor to coronary heart disease ("CHD") and other forms of cardiovascular disease ("CVD"). In its "2003 Heart and Stroke Statistical Update," the AHA estimates the following for U.S. adults, age 20 and older, based on the most recent available data:

     o CHD is the single largest cause of premature death and permanent disability among both men and women,

     o 42 million adults have "high" total cholesterol levels (240 + milligrams per deciliter),

     o 63 million adults have "borderline-high" total cholesterol levels (200 to 239 milligrams per deciliter),

     o 50% of the men and 63% of the women who died suddenly from CHD in 2000 had no previous symptoms,

     o The lifetime risk of developing CHD after age 40 is 49% for men and 32% for women,

     o 650,000 adults were expected to have a new coronary attack during 2003,

     o 450,000 adults were expected to have a recurrent coronary attack during 2003,

     o $129.9 billion of CHD-related annual costs (including lost productivity and morbidity) in 2000.

Additionally, the NHLBI established the National Cholesterol Education Program ("NCEP") in 1985 to educate consumers and medical professionals about the importance of knowing one's total cholesterol level and to establish guidelines for the detection, evaluation and treatment of elevated total cholesterol in adults. The NCEP recommends that all adults obtain a complete lipoprotein profile (i.e., total cholesterol, LDL "bad" cholesterol, HDL "good" cholesterol and triglycerides), which typically is obtained through a general physician, at least once every five years. Once an individual is diagnosed with elevated total cholesterol and prescribed a cholesterol-lowering drug, the NCEP recommends subsequent testing as frequent as every six weeks. In its May 2001 report entitled "Detection, Evaluation, and Treatment of High Blood Cholesterol in Adults," the NCEP reinforced its historical endorsement of intensive cholesterol-lowering treatments for adults with CHD but added a new major focus on primary prevention, including intensive cholesterol-lowering treatments for adults possessing multiple CHD risk factors.

SALES AND MARKETING EFFORTS

Our ability to conduct significant marketing activities critical to building broad market awareness of our cholesterol monitor has historically been severely limited due to financial constraints. As a result, prior to fiscal 2004, our marketing efforts were limited to using our current base of critical employees to sustain, cultivate and build upon our existing relationships with national and regional drug and pharmacy-featuring retail store chains, and, to a lesser extent, specialty catalog and internet-based direct marketers and independent pharmacies. During fiscal 2003, our specific marketing activities principally consisted of periodically participating in cooperative advertising campaigns with certain of our existing retail customers, providing device brochures and discount coupons to pharmacies for subsequent distribution to their customers, occasionally participating in trade shows, and conducting telephonic and in-person presentations to certain potential customers. In September 2003, we secured a portion of the long-term financing we sought to enable us to move forward with our marketing plan and, in October 2003 we began a targeted radio advertising campaign. In February 2004, we secured additional financing allowing us to continue implementing our targeted radio advertising campaign. Although we are contractually obligated to continue the radio advertising campaign through January 7, 2005, due to cash flow constraints we ceased placing media ads in mid-September 2004. Unless the advertising agent is able to find substitute sponsors for our committed advertising spot times, we may be required to pay for


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the remaining obligation of $864,248. Any future marketing campaigns will be highly dependent upon our ability to obtain additional financing.

We recently developed a continuing education program, which was introduced in the first quarter of fiscal 2005. The purpose of the continuing education program is to broaden awareness and educate pharmacists on the benefits of our product. In addition, we developed a consumer point-of-sale awareness program for those patients purchasing certain cholesterol-lowering prescriptions at a major retailer, which began in May 2004. Finally, we have attempted to promote our corporate web sites (www.lifestreamtech.com, www.knowitforlife.com and www.testyourcholesterol.com) where we provide, among other things, educational information regarding cholesterol, online ordering of products and a retail store locator. The information on our websites is not incorporated into this Report.

We continue to pursue further penetration into the retail marketplace with our cholesterol monitor by establishing additional relationships with similar retail organizations. Over the long term, we aspire to add high-volume, mass-merchandising retail chains.

SALES CONCENTRATIONS WITH MAJOR CUSTOMERS

Our past sales have been, and we currently expect that our sales for the foreseeable future will be, dependent upon a few major customers. Three customers accounted for 21%, 12%, and 10% of our consolidated sales during fiscal 2004. The same three customers accounted for 23%, 7%, and 24% of our consolidated sales during fiscal 2003. We do not engage in long-term supply contracts with these major customers and it is therefore possible that any of our major customers could cease purchasing our products at any time, which would have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.

We primarily attribute our historical sales concentrations to our limited revenue base, our focus on establishing relationships with national and regional drug and pharmacy-featuring grocery store and retail chains, and our inability, given financial constraints, to conduct ongoing marketing activities critical to the establishment of a broad retail customer base. See "Management's Discussion and Analysis or Plan of Operation - Consolidated Results of Operations", "- Consolidated Liquidity and Capital Resources" and "- Risks and Uncertainties" for further details.

PRINCIPAL VENDORS AND RELATED ASSEMBLY, PACKAGING AND DISTRIBUTION OPERATIONS

Our current principal vendors are as follows:

     o ROCHE DIAGNOSTICS GMBH. We are party to a licensing and manufacturing agreement with Roche Diagnostics GmbH (Roche) of Mannheim, Germany. The initial term of the agreement expires on December 31, 2004 and, absent default by either party, the agreement automatically renews for additional one year terms unless either party gives 12 months written notice of termination. Neither party has given written notice of termination as of the date of the Report. Under the agreement, we procure the following:

          Disposable, Dry-Chemistry Test Strips. Our agreement with Roche currently grants us the exclusive right to market and distribute its proprietary test strips in the U.S. We are required to purchase our supply of dry-chemistry test strips utilized in our cholesterol monitors exclusively from Roche. As we did not meet the calendar 2002 minimum sales threshold set forth in the agreement, Roche began prospectively assessing us a 10% price surcharge on purchases in exchange for agreeing to maintain our U.S. exclusivity. This surcharge was based on our revised sales forecasts for the duration of the agreement.

         Optics Technology. Our agreement with Roche licenses us its proprietary optics technology, which we utilized in our predecessor cholesterol monitor in exchange for an agreed-upon royalty per device sold. However, we recognized no royalty obligation on sales of our current consumer device, which we began selling in October 2002, as we viewed the re-engineered optics technology used in this device as being proprietary to us, and not Roche. In May 2003, Roche asserted in a letter to us that the subject optics technology was, in their opinion, still subject to royalties under our agreement. Given our continuing material dependency on Roche for its test strips and in order to avoid jeopardizing such relationship, we responded in July 2003 with a letter proposing a substantially lower royalty on each device sold. Negotiations are currently ongoing and we have recorded a liability in the amount we believe is necessary for full and final settlement of this matter based on the latest negotiations. We believe that any incremental royalty obligation resulting from these negotiations would not be material to our expected future consolidated financial statements.

     o SERVATRON INC. Our cholesterol monitor and related calibration keys are being assembled, on an individual purchase order basis, by Servatron Inc. in Spokane, Washington.

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


     o OPTO CIRCUITS (INDIA) LIMITED. In October 2003, we began outsourcing a portion of our cholesterol monitor assembly, on an individual purchase order basis, to Opto Circuits (India) Limited in Bangalor, India.

Although we are susceptible to short-term disruptions that could materially adversely impact our business, financial condition, results of operations and cash flows, we believe that the services currently procured from Servatron and Opto Circuits could be obtained from a number of companies available to us in the marketplace. We also believe there is a suitable replacement to Roche's dry-chemistry total cholesterol test strip currently available to us in the marketplace, however we are precluded from procuring test strips from any other source through December 2004 due to our current agreement with Roche. Should we ever lose our U.S. exclusivity for Roche's total cholesterol dry-chemistry test strips, our cholesterol monitor could become subject to more direct competition, including potential direct competition from Roche itself.

Our facilities, as well as the applicable facilities of Servatron, Opto Circuits and Roche, meet the FDA's Quality System Requirement. All assembled and individually packaged monitors and bulk packaged calibration keys from Servatron and Opto Circuits, as well as all bulk packaged test strips from Roche, are transferred from their respective facilities to our facility in Post Falls, Idaho for random quality assurance audits, warehousing, and shipping to customers. We believe that our production facilities and capabilities, as well as those of Servatron, Opto Circuits and Roche, will be sufficient through at least fiscal 2005. We have utilized, and plan to continue to utilize, common carriers for all of our product shipping needs.

PRODUCT RESEARCH AND DEVELOPMENT

We incurred product research and development expenses of $57,510 and $296,963 in fiscal 2004 and 2003, respectively, principally in connection with the re-engineering activities associated with developing and refining our current cholesterol monitor. As these activities were substantially completed as of our fiscal 2003 second quarter ended December 31, 2002, we have subsequently incurred, and currently expect to continue to incur, nominal product research and development expenditures for the foreseeable future.

In view of financial constraints, we have suspended active development, manufacturing and marketing efforts relating to products other than our cholesterol monitors and related products and accessories. Such product initiatives primarily related to the development of our professional cholesterol monitor and a software product called Privalink that was intended to enable interconnectivity between various medical diagnostic devices and the consolidated secured storage, via encryption, of related test results and other personal and health-related data onto a smart card and via the internet into a remotely maintained and password accessible database. We will continue to fill any dry-chemistry test strip orders passively received for our professional devices on an ongoing basis, as these strips are the same strips utilized by our cholesterol monitor. As our future financial condition permits, we will consider whether the recommencement of activities relating to other product development is warranted.

INTELLECTUAL PROPERTY RIGHTS

We are dedicated to obtaining, maintaining and enforcing the intellectual property rights covering our corporate image and proprietary technology, both in the U.S. and abroad. Accordingly, we are actively engaged in creating and protecting our copyright, trademark, patent, and trade secret assets.

We own various copyright registrations primarily related to the software used by our current and predecessor cholesterol monitors and our "Data Concern" Personal Health Smart Card. We own various U.S. trademark registrations primarily related to the "Lifestream" names and logo designs, as well as the trade names of our various products such as "Cholestron", "The Data Concern", and "Personal Health Card". We also own pending U.S. trademark applications for the following trademarks: Lifestream, Lifestream Technologies (and logo design), Know It for Life, Privalink, Personal Data Key, Personal Document Key, Personal Financial Key, and Personal Health Key. Although we believe that all of these marks are entitled to registration on the Principal Register, the outcome of the application process for trademark registration cannot be predicted with certainty.

We own various U.S. patents primarily related to the appearance and technology utilized in our professional and consumer cholesterol monitors, as well as for HDL test strip technology. During fiscal 2004, we obtained FDA approval to utilize U.S. Patent No. 6,602,469 which claims aspects of our cholesterol monitor including the display of the user's comparative cardiac age based on the test result and diagnostic information entered directly into the device, such as the user's age, weight, history of heart disease and other relevant factors. This patent also covers a test strip verification technique that allows the device to activate only for authorized test strips used prior to the expiration date.

We further own pending United States, PCT International Patent Applications and pending national phase patent applications for the technology claiming a number of inventions pertaining to our devices, smart card technology, secure medical record maintenance technology, security related features, and a range of smart card-enabled health-related and commercial applications. Although we believe that all of the inventions claimed in these applications are patentable based on the prior art known to us, the outcome of the patent application process cannot be predicted with certainty.

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See "Business -Corporate History" for further details regarding our past products and product initiatives.

COMPETITION

We currently compete, directly or indirectly, with the following products and representative firms:

     o EQUIVOCAL, NON-INSTRUMENT-BASED, SINGLE-USE, DISPOSABLE TOTAL CHOLESTEROL SCREENING TESTS. These inexpensive screening tests, which are marketed to consumers and medical professionals, employ very basic color metric technology. An individual, usually without any significant advance preparation such as fasting, deposits one or more drops of blood onto a test card, waits several minutes and then visually interprets the resulting color card reaction to an accompanying table that broadly converts various color shades into approximate levels of total cholesterol. If an elevated total cholesterol level is indicated, the accompanying instructions typically advise the individual to timely consult a medical doctor.

     o QUANTITATIVE, INSTRUMENT-BASED, REUSABLE DIAGNOSTIC MEASURING DEVICES. These diagnostic measuring devices vary widely as to their scope, capabilities and ease-of-use and are marketed to either consumers or medical professionals. Prices range from approximately one hundred dollars for basic cholesterol monitors, such as ours, to several thousand dollars for more sophisticated devices, such as bench-top analyzers for high-volume laboratories. Basic devices typically require little or no advance preparation (e.g. fasting, etc.) and utilize a single blood drop deposited onto a disposable, single-use, dry chemistry test strip that is formulated for the specific blood component being measured. Certain devices, such as ours, are currently dedicated to measuring a single blood component while others are capable of measuring a number of individual blood components through separately conducted tests. More sophisticated devices typically require prior fasting and utilize a vile of blood deposited into a test cassette for the simultaneous measurement of multiple blood components. All such devices are designed and engineered to provide clinically accurate quantified measurements within several minutes. Firms marketing basic devices would include, but not necessary are limited to, us and Polymer Technology Systems, Inc. (Polymer). We have instituted a patent infringement suit against Polymer that is described elsewhere in this prospectus. Firms marketing more sophisticated devices would include, but not necessary are limited to, Cholestech Corp.

We continue to emphasize the procurement of shelf space among national and regional drug and pharmacy-featuring grocery store chains. To a significantly lesser extent, we seek a retail presence with specialty catalog and internet-based direct marketers and independent pharmacies. Over the longer term, we aspire to add high-volume, mass-merchandising retail chains.

Within the consumer retail store chains and specialty catalog-based direct marketers that currently carry our cholesterol monitor, we have experienced some indirect competition from screening tests, but little, if any, direct competition from measuring devices. With respect to consumer retail store chains that currently do not carry our cholesterol monitor and with which we aspire to ultimately establish a vendor relationship, the competitive presence appears at this time to be substantially the same. In the internet-based, e-commerce marketplace, we have continued to primarily note the direct competitive presence of Polymer's devices.

Based on our current knowledge of potentially competitive products in the consumer marketplace, Polymer's CardioChek Analyzer is our primary competitor. The CardioCheck Analyzer is capable of simultaneous measuring, and providing individually quantified measures of, total cholesterol, HDL cholesterol, LDL cholesterol and triglycerides from a single drop of blood deposited onto a lipid-panel. Polymer additionally represents that its CardioChek Analyzer contains updated analysis software, that is upgradeable to support future dry-chemistry test strips under development, is more user-friendly to operate, and is more trouble-free, including being more tolerant of operator errors. The CardioChek appears to have a suggested retail price of $169.95.

We believe that our primary competitive advantage at this time is the retail shelf space presence that we have obtained with certain leading national drug and pharmacy-featuring grocery store chains. We believe, although there can be no assurance of such, that these retailers will be reluctant for the foreseeable future to carry a directly competing device given that the market for consumer cholesterol devices is still in its early formative stages. From a device standpoint, we currently believe that the primary competitive advantages of our cholesterol monitor at this time, as compared to Polymer's devices, are that, for an individual who is merely concerned with obtaining a clinically accurate quantified measurement of their total cholesterol level, it has a lower suggested retail price, often being promoted by certain of our more prominent existing retail chain customers below the psychological important one hundred dollar price point, and has superior historical test storage capabilities. However, to the extent that an individual is interested in additionally obtaining quantified measurements of total cholesterol's sub-components or other blood components, we currently are at a technological disadvantage.

Many of the firms that we currently directly or indirectly compete against in the consumer marketplace have substantially greater financial, technical, research and other resources, and larger, more established marketing, sales, distribution and service organizations, than we do. As such, there can be no assurance that we will be able to maintain our competitive position in the future.

GOVERNMENTAL REGULATORY ENVIRONMENT

Our developing and marketing of total cholesterol monitoring devices subjects us to the oversight of the United States Food and Drug Administration (FDA) and similar governmental regulatory agencies abroad. The FDA Act provides for comprehensive regulation of all stages of development, manufacturing, distribution and promotion of "medical devices" in the U.S. Products intended for use in the collection, preparation, and examination of specimens taken from the human body, such as our cholesterol monitor, are considered a subcategory of "medical devices." The same regulations apply to consumer diagnostic medical devices as apply to professional diagnostic medical devices.

There are two primary routes by which to bring a medical device to market in the
U.S.: the Pre-Market Approval Application and the 510(k) Pre-Market Notification. The Pre-Market Approval Application requires a comprehensive review of specified pre-clinical and clinical data, which results in a finding as to whether a device is safe and effective for its designated use. The 510(k) Notification permits marketing upon a demonstration to the FDA's satisfaction that the device is substantially equivalent to an approved device already in commercial distribution. Generally, the clearance process can require extended periods of testing, both prior to and after submissions to the FDA. FDA review of submissions by a company can entail significant amounts of time and money. There can be no assurance that the FDA or any similar governmental regulatory agency abroad will grant market clearance for any particular medical device.

The FDA uses a classification system, i.e., Class I, II or III, to determine the level of regulation a product will require and the approval process that applies to the device. The classification system is based on the "potential risk to the user" with Class I being "low risk," Class II being "moderate risk" and Class III being "high risk." Because all new products to the marketplace after 1976 are automatically classified as Class III devices (unless otherwise reclassified by the FDA) in any 510(k) Notification, the applicant must, among other things, demonstrate that the product to be marketed is "substantially equivalent" to another legally marketed device in performance, design, safety and intended use to avoid the more rigorous approval process associated with Class III devices.

The FDA also requires the integration of their quality system into any facility it registers as a "medical device facility". The quality system requirement encompasses product development and manufacturing, customer service, incident reporting and labeling control. Our facilities, as well as the applicable facilities of Servatron, Opto Circuits and Roche, are registered with the FDA and meet the quality system requirements.

In October 1998, we received the FDA's order of "substantial equivalence" to Boehringer Mannheim's Accu-Trend Instant Plus home diabetes test, a Class II instrument already in commercial distribution and received market clearance of our professional cholesterol monitor.

In February 1999, the Centers for Disease Control and Prevention, or CDC, granted our professional monitor for adults a waiver from the requirements of the Clinical Lab Improvement Amendments of 1988, or CLIA. A waiver of the Amendments is granted by the CDC to products that meet strict ease-of-use, accuracy and precision guidelines. The significance of the Amendment-waiver was that it allowed us to market our professional monitor for adults to healthcare professionals in medical clinics, hospitals, pharmacies and other settings without meeting extensive CDC regulatory requirements.

In February 2000, we submitted 510(k) Notification for our consumer cholesterol monitor and received the FDA's market clearance for such device on July 25, 2000.

In March 2000, the American Medical Association granted a revision to their Conventional Procedural Code to include a total cholesterol finger stick test, regardless of the instrument type or sample collection. This revision was granted on the basis of our submission to the Association's Conventional Procedural Code Editorial Panel proving widespread use and medical utility. As a result, a total cholesterol test performed with our device is cleared for public and private health plan reimbursements under the Conventional Procedural Code coding system.

All products manufactured or distributed by us pursuant to FDA clearances or approvals remain subject to pervasive and continuing regulation by the FDA and certain state agencies, including record keeping requirements and reporting of adverse experience with the use of the device. In addition, labeling and promotional activities remain subject to scrutiny by the FDA.

We have no material environmental compliance requirements and we have not incurred any material costs in connection with such.

CORPORATE HISTORY

1989 Lifestream Development Partners was organized by two investors as a general partnership for the purpose of developing a total cholesterol measuring device.

June 1992             The principals of Lifestream Development Partners
                      organized Lifestream Diagnostics, Inc. as a Nevada corporation.

August 1992           Lifestream Development Partners transferred its net assets to Lifestream Diagnostics in exchange for common shares.

February 1994         Lifestream Diagnostics completed a plan of legal
                      reorganization to become a public company whereby it executed an exchange agreement with, and became a subsidiary of, an inactive public shell company incorporated in Nevada. Concurrent with this reorganization, the public shell company adopted our current name, Lifestream Technologies, Inc., and our common shares began trading on the Over-The-Counter
                      Bulletin Board Market under the ticker symbol "LFST."

June 1996             We acquired an initial 20% ownership interest in Secured
                      Interactive Technologies, Inc. with whom we had previously established a development alliance to jointly create and promote a software technology.

January 1999          We introduced our professional total cholesterol
                      monitoring device for adults to the medical community, commenced limited revenue-generating operations related thereto and ceased being a development-stage company.
                      However, shortly thereafter, we elected to redirect our limited operating and financial resources into the development of an over-the-counter, total cholesterol monitoring device for at-home use by adult consumers, for which we envisioned, and continue to envision, substantially greater revenue potential over the longer term.

September 1999        We acquired the remaining 80% ownership interest in
                      Secured Interactive by effectuating a merger whereby all of the remaining outstanding common shares of Secured
                      Interactive were exchanged for shares of our common stock.

July 2000             We received the over-the-counter market clearance
                      from the FDA for our consumer cholesterol monitor thereby allowing us to proceed with related production and marketing.

October 2000          Our common shares began trading on the American Stock
                      Exchange under the ticker symbol "KFL."

October 2003          Our common shares ceased trading on the American Stock
                      Exchange and began trading on the Over-the-Counter
                      Bulletin Board under the symbol "LFTC".

December 2003         Following receipt of approval from our stockholders,
                      we increased the number of shares of common stock we are authorized to issue to 250 million shares.

April 2004            Following receipt of approval from our stockholders, we
                      increased the number of shares of common stock we are authorized to issue to 750 million shares.

EMPLOYEES

Our full-time employees at September 30, 2004 and 2003, distributed among our functional areas, were as follows:

                                                      SEPTEMBER 30, 2004         SEPTEMBER 30, 2003

Administration and Finance.......................            7                         10
Product Assembly, Testing and Packaging..........            8                         7*
Sales, Marketing and Customer Service............            2                         2
Information Technical Services...................            1                         1
                                                   ----------------------    -----------------------
    Total Employees..............................           18                         17
                                                   ----------------------    -----------------------

----------
* Includes 2 part-time employees.

We currently engage our former Chief Information Technology and former Chief Financial Officer on an as-needed consulting basis.

None of our employees currently are parties to collective bargaining agreements. We consider our employee relations overall to be satisfactory. See "Risks and Uncertainties - We Are Dependent Upon Our Key Management Personnel", for details regarding our continuing dependency on key management personnel.

We currently do not have, nor do we anticipate making, any investments in real estate or related securities within the foreseeable future.

We believe our properties are in good condition, well-maintained and generally suitable and adequate to carry on our business. We also believe that we maintain sufficient insurance coverage on all of our real and personal property.

LEGAL PROCEEDINGS

We, including our subsidiaries, are periodically involved in incidental litigation and administrative proceedings primarily arising in the normal course of our business. In our opinion, our gross liability, if any, and without any consideration given to the availability of indemnification or insurance coverage, under any pending or existing incidental litigation or administrative proceedings would not materially affect our financial position, results of operations or cash flows.

Our wholly owned subsidiary, Lifestream Diagnostics, Inc., is the plaintiff in patent infringement litigation, Civil Action No. CV00-300-N-MHW, against Polymer Technology Systems, Inc., et al, currently pending in the United States District Court for the District of Idaho. The patent-in-suit is Thakore, U.S. Patent No. 3,135,716 (see "Business - Intellectual Property Rights" for further details). We allege willful patent infringement and seek Polymer's immediate discontinuance of the HDL test strip technology currently utilized in their diagnostic device to which we claim ownership. The defendants have brought a number of counterclaims, including antitrust, unfair competition, tortious interference with business relations and patent misuse, and have asserted unspecified general damages.

The Court conducted a "claim interpretation" hearing (also called a "Markman" hearing) January 29-30, 2003, and issued a Memorandum Decision on May 28, 2003, ruling against our assertion of patent infringement. Based on the Court's claim interpretation decision, the parties jointly requested entry of a judgment of non-infringement, a stay of the counterclaims, and a certification that the claim interpretation decision is ripe for appeal. The Court entered this order on August 21, 2003. We timely filed a Notice of Appeal to the Court of Appeals for the Federal Circuit and were assigned an appeal number of 03-1630. All briefs were timely filed, argument was heard on May 7, 2004, and the appeal was submitted for decision on that date. In August 2004, the Court of Appeals reversed the District Court's ruling and remanded the matter back to the District Court for a new hearing.

Following the remand, the parties returned to settlement negotiations. In November 2004, we entered into an agreement with Polymer resulting in termination of the lawsuit and Polymer agreeing to make certain royalty payments to us in connection with future sale of products incorporating our patent.

                                   PROPERTIES

All of our operations continue to be located in modern leased premises within the Riverbend Commerce Park in Post Falls, Idaho, with the address of our administrative corporate offices being 510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854. During fiscal 2003 we decreased the number of square feet leased from 19,019 to 13,856. We currently operate under two separate leases including 7,465 square feet of assembly, testing, packaging, warehousing and shipping space, which expires October 31, 2005, and 6,391 of office space, which expires May 31, 2005. We believe that suitable alternative lease space is readily available to us at similar lease rates in proximity to our current location should such become necessary or desirable.

We currently believe that our current physical facilities will be sufficient, absent any unforeseen significant sales increase, to accommodate all of our business needs through at least fiscal 2005.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

We market a proprietary over-the-counter, total cholesterol monitoring device for at-home use by both health-conscious and at-risk consumers ("our cholesterol monitor"). Our cholesterol monitor enables an individual, through regular at-home monitoring of their total cholesterol level, to continually assess their susceptibility to developing cardiovascular disease, the single largest cause of premature death and permanent disability among adult men and women in the United States of America ("U.S.").

Our revenue is derived from the sale of our cholesterol monitors, as well as sales of the dry-chemistry test strips utilized in performing a total cholesterol test with our cholesterol monitors. Our current base of customers primarily consists of national and regional drug store chains, and, to a lesser extent, pharmacy-featuring grocery store chains, specialty catalog and internet-based direct marketers and independent pharmacies.

During the first quarter of fiscal 2005 we were successful in the following areas:

     o Increased our net revenue 42% over the same period of the prior year while maintaining constant personnel levels and administrative costs;

     o Successfully aired on a national shopping network with our product being the best selling product in its category for the 24 hour period in which it was presented; and

     o Continued to implement our targeted radio advertising campaign through the middle of September, at which time all media ads were ceased due to cash flow constraints.

Our primary focus continues to be to increase consumer awareness of the benefits of our products though increased distribution, educating pharmacists, and seeking additional funding in order to continue conducting marketing activities.

SUBSTANTIAL DOUBT REGARDING OUR ABILITY TO CONTINUE AS A GOING CONCERN

We have incurred substantial operating and net losses, as well as negative operating cash flow, since our inception. As a result, we continued to have significant working capital and stockholders' deficits at June 30, 2004. In recognition of such, our independent registered public accountants included an explanatory paragraph in their report on our consolidated financial statements for the fiscal years ended June 30, 2004 and 2003, that expressed substantial doubt regarding our ability to continue as a going concern.

We are addressing our ability to continue as a going concern, as well as our sales, gross margins and operating expenses, by among other things, the following:

     o During our fiscal year ended June 30, 2004, we completed three private placement offerings of $6,225,000 in unsecured convertible debentures from which we received $5,244,592 in net cash proceeds;

     o On November 8, 2004, our outstanding note payable with a financial institution was assigned to a principal stockholder. The principal stockholder amended the terms of the note payable providing additional funding of $1.5 million with no payments due for 6 months;

     o Depleting the remaining inventory of our higher-cost, predecessor device during fiscal 2004;

     o Continuing negotiations with retailers in an effort to increase our number of distribution outlets;

     o Sponsoring a continuing education program to broaden awareness and educate pharmacists on the benefits of our products;

     o Developing a consumer point-of-sale awareness program for those patients purchasing certain cholesterol-lowering prescriptions;

     o Conducting marketing activities beginning in October 2003, as funds were available;

     o Continuing to support and monitor the Medicare reimbursement considerations of the federal government for cholesterol testing; and

     o Continuing to operate with a core staff of only 18 employees while implementing cost-cutting measures to maintain personnel levels and administrative costs.

We will continue to require additional financing to fund our current and longer-term operating needs, including continuing marketing activities to build broad public awareness of our cholesterol monitor. The amount of additional funding needed to support us until that point in time at which we forecast that our business will become self-sustaining from internally generated cash flow is highly dependent upon our ability to sustain a long-term marketing campaign and the success of marketing activities on increasing awareness to consumers and pharmacists.

Should we be unsuccessful in any of the initiatives or matters discussed above, our business, and, as a result, our consolidated financial position, results of operations and cash flow will likely be materially adversely impacted, the effects from which we may not recover. See the balance of "Management's Discussion and Analysis," and particularly, "Risks and Uncertainties" for further details.

CONSOLIDATED RESULTS OF OPERATIONS - FIRST FISCAL 2005 QUARTER COMPARED TO FIRST FISCAL 2004 QUARTER

Our consolidated net sales for the three months ended September 30, 2004 ("fiscal 2005 first quarter") were $885,138, an increase of $259,663, or 42%, as compared to $625,475 for the three months ended September 30, 2003 ("fiscal 2004 first quarter"). This increase in net sales is primarily attributed to significant increased orders from two existing customers offset by an increase in the amount of sales returns related to expired test strips. The increase in orders from one customer is due to the consumer point-of-sale awareness program for those patients purchasing certain cholesterol-lowering prescriptions. The second customer is a national television network that featured our products on several shows during the first quarter of 2005 compared to none during the first quarter of 2004. The remaining sales increase is due to overall increases in sales to the majority of our customers due to the advertising campaign that was conducted through mid-September 2004.

Subsequent to September 30, 2004, we ceased our relationship with a major customer which had accounted for approximately 10% of revenues during the fiscal year ended June 30, 2004, due to the major customer's nonpayment of certain invoices due. We expect this decrease in sales to be offset by the increasing sales experienced with the national television shopping network and another significant retailer which recently became a customer of the Company.

We realized a consolidated gross profit of $232,332 for our fiscal 2005 first quarter, an increase of $33,993, or 17.1%, as compared to a consolidated gross profit of $198,339 for our fiscal 2004 first quarter. Our resulting consolidated gross margin was 26.2% for our fiscal 2005 first quarter, as compared to 31.7% for our fiscal 2004 first quarter. The decrease in gross margin is attributed to the significant increase in sales to the national television network, which has a lower gross margin than that of our other retail customers.

Our ability to realize consolidated gross profits sufficient to leverage our ongoing operating expenses, and thus, achieve sustained operating profitability at an acceptable level, remains highly dependent upon us achieving broad awareness and acceptance of our monitors among both retailers and consumers. If we are unsuccessful in our efforts to timely procure equity or debt financing sufficient to continue to fund these marketing activities during fiscal 2005, the likelihood of us achieving broad market awareness and acceptance of our consumer monitors will be remote.

Our consolidated total operating expenses were $1,389,909 for the fiscal 2005 first quarter, an increase of $389,603, or 38.9%, from the $1,000,306 incurred during our fiscal 2004 first quarter. As further detailed below, the increase in operating expenses for our fiscal 2005 first quarter is primarily due to increased marketing costs related to the radio marketing campaign which we began in October 2003.

Our consolidated sales and marketing expenses were $588,964 for the fiscal 2005 first quarter, an increase of $457,046, or 346.5%, from the $131,918 incurred during our fiscal 2004 first quarter. The increase is primarily attributable to the launch of our radio advertising campaign which continued through the majority of fiscal 2005 first quarter. There was no such campaign during the first quarter of fiscal 2004.

Our consolidated general and administrative ("G&A") expenses of $697,322 for the fiscal 2005 first quarter were comparable to the $697,851 incurred during our fiscal 2004 first quarter. Although the total general and administrative expenses are comparable, decreases in royalty expenses, consulting, legal fees and investor relations fees are offset by an increase in bad debt expense due to increasing the bad debt allowance for a major customer with whom we ceased our business relationship as mentioned above.

Our product research and development expenses were $10,620 for the fiscal 2005 first quarter, an increase of $7,152, or 206.2%, from the $3,468 incurred during our fiscal 2004 first quarter. We currently expect that our product research and development needs and expenditures will be nominal for the foreseeable future.

Our non-cash depreciation and amortization expenses were $93,003 for the fiscal 2005 first quarter, an increase of $13,690, or 17.3%, from the $79,313 incurred during our fiscal 2004 first quarter. This increase primarily was attributable to increased patent amortization due to a decrease in the remaining estimated useful life of the patent from six to three years. We decreased the useful life of the patent due to the uncertainty of the patent litigation and related negotiations with the plaintiff whereby the parties are negotiating in good faith an agreement that would, among other things, resolve the litigation through a license agreement under the patent.

We incurred an $87,756 loss on the disposal of tooling equipment associated with our predecessor consumer device during the fiscal 2004 first quarter. No such losses were incurred during the first quarter of fiscal 2005.

Our resulting loss from operations for the fiscal 2005 first quarter was $1,157,577, an increase of $355,610, or 44.3%, from the $801,967 loss incurred during our fiscal 2004 first quarter.

Our non-operating income and expenses primarily consist of amortization of convertible debt discount, interest and financing expenses. Our net non-operating expenses for the fiscal 2005 first quarter were $1,329,892 (inclusive of $1,219,022 in non-cash charges), an increase of $937,008, or 238.5%, from net non-operating expenses of $392,884 (inclusive of $508,086 in non-cash charges) in our fiscal 2004 first quarter. The net increase realized was primarily attributable to increased amortization of convertible debt discount and an increase in the amortization of deferred financing costs. These increases are due to the increase in convertible debentures subject to discount amortization and related financing charges incurred in obtaining these debentures. Both the discount on the convertible debentures and the related deferred financing costs are amortized to expense over the life of the debentures.

Primarily as a result of the foregoing, we incurred a net loss of $2,487,469 ($0.01 per basic and diluted share) in the fiscal 2005 first quarter as compared to a net loss of $1,194,851 ($0.01 per basic and diluted share) in our fiscal 2004 first quarter.

CONSOLIDATED RESULTS OF OPERATIONS - FISCAL 2004 COMPARED TO FISCAL 2003

Our consolidated net sales for the fiscal year ended June 30, 2004 ("fiscal 2004") were $2,603,257, a decrease of $1,633,396, or 38.6%, as compared to
$4,236,653 for the fiscal year ended June 30, 2003 ("Fiscal 2003"). We primarily attribute the decrease in our consolidated net sales for fiscal 2004 as compared to fiscal 2003 to approximately $1,550,000 in revenue recognized on initial orders from two prominent national drug store chains. The remaining decrease is due to increased sales returns for test strips sold with a short-term expiration date.

We realized a consolidated gross loss of $95,416 for fiscal 2004, a decrease of $815,242, or 113.3%, as compared to a consolidated gross profit of $719,826 for fiscal 2003. Our resulting consolidated gross margin was (3.7%) for fiscal 2004, as compared to 17.0% for fiscal 2003. We primarily attribute the significant decrease in our gross margins to increased sales returns allowance for sales of test strips with a short expiration date, obsolete inventory for test strips with a short-term expiration date, increased royalty expense related to our dry chemistry test strips due to the current negotiations with our principal vendor of these test strips as discussed in Item 1 - "Principal Vendors and Related Assembly, Packaging and Distribution Operations", and an initial order for a major new retailer during the fourth quarter of fiscal 2004. This initial order required us to provide approximately $201,000 of inventory at no cost to the major retailer. As a result, the $201,000 was included as a component of our cost of goods sold in accordance with United States generally accepted accounting principles. The increase in obsolete inventory is due to our decision to suspend sales of test strips expiring in May and September 2004 due to the short term in which our consumers would be able to utilize the test strips. This resulted in the obsolescence of all remaining test strips with May and September 2004 expiration dates. To a lesser extent, we attribute the decrease in gross margins to the adverse impacts of offering pricing discounts and incentives to certain retailers to deplete inventory supplies of our first-generation consumer monitor.

Our ability to realize consolidated gross profits sufficient to leverage our ongoing operating expenses, and thus, achieve sustained operating profitability at an acceptable level, remains highly dependent upon us achieving broad awareness and acceptance of our monitors among both retailers and consumers. If we are unsuccessful in our efforts to timely procure equity or debt financing sufficient to continue to fund these marketing activities during fiscal 2005, the likelihood of us achieving broad market awareness and acceptance of our consumer monitors will be remote.

Our consolidated total operating expenses were $5,269,057 (inclusive of $769,757 in non-cash charges) for fiscal 2004, an increase of $267,754, or 5.4%, from the $5,001,303 (inclusive of $624,542 in non-cash charges) incurred during fiscal 2003. As further detailed below, the increase in operating expenses for our fiscal 2004 is due to increased marketing costs related to the radio marketing campaign beginning in October 2003 and continuing throughout the remainder of fiscal 2004.

Our consolidated sales and marketing expenses were $2,142,092 for fiscal 2004, an increase of $1,138,549, or 113.5%, from the $1,003,543 incurred during fiscal 2003. The increase is primarily attributable to the launch of our radio advertising campaign in October 2003, which continued throughout the fiscal 2004 fourth quarter. This substantial increase is offset by a decrease in salaries expense due to staffing reductions, commissions due to decreased sales and curtailed travel to, and participation in, trade shows.

Our consolidated general and administrative ("G&A") expenses were $2,672,043 (inclusive of $372,345 in non-cash charges) for fiscal 2004, a decrease of $573,353, or 17.7%, from the $3,245,396 (inclusive of $182,110 in non-cash charges) incurred during fiscal 2003. This decrease is primarily attributable to a decrease of $562,412 in bad debt expense due to a recovery of $154,507 during fiscal 2004 versus a $407,905 expense during fiscal 2003. The decrease in bad debt expense is due to allowing for bad debt related to one significant retailer at June 30, 2003, a portion of which was recovered in fiscal 2004. The remaining decrease in G&A expenses is due to lower professional service costs due to the previous completion, contraction or discontinuance of non-critical consulting arrangements. Slightly offsetting the preceding were increased costs for Board of Directors which had not previously been compensated, increased investor relation costs incurred in connection with two additional shareholders' meetings related to the increase in our authorized common shares during fiscal 2004, and increased insurance costs.

Our product research and development expenses were $57,510 for fiscal 2004, a decrease of $239,453, or 80.6%, from the $296,963 incurred during fiscal 2003. This decrease primarily was attributable to reductions in salaries, benefits, and product design costs as the development of our cholesterol monitor was substantially completed by the end of our fiscal 2003 second quarter. We currently expect that our product research and development needs and expenditures will be nominal for the foreseeable future.

Our non-cash depreciation and amortization expenses were $309,656 for fiscal 2004, a decrease of $132,776, or 30.0%, from the $442,432 incurred during fiscal 2003. This decrease is primarily attributable to certain equipment that became fully depreciated during fiscal 2003 and 2004. Our planned capital expenditures are minimal and we believe that our fiscal 2005 depreciation and amortization expense will materially approximate that which we incurred during fiscal 2004. However, we are currently a party to a lawsuit in which we allege willful patent infringement. Should the District Court not rule in our favor or we are unable to successfully negotiate a settlement including royalties to be received, we would be required to impair our patent, and as such, we would write down the patent to its net realizable value through a charge to amortization expense. See "Legal Contingencies" for further details.

We incurred an $87,756 loss on the disposal of tooling equipment associated with our predecessor cholesterol monitor during the fiscal 2004 first quarter as compared to a $12,969 loss on disposal of equipment incurred during fiscal 2003.

Our resulting loss from operations for fiscal 2004 was $5,364,473, an increase of $1,082,996, or 25.3%, from the $4,281,477 incurred during fiscal 2003.

Our non-operating income and expenses primarily consist of amortization of convertible debt discount, interest and financing expenses. Our net non-operating expenses for fiscal 2004 were $9,043,084 (inclusive of $8,870,490 in non-cash charges), an increase of $5,217,616, or 136.4%, from net non-operating expenses of $3,825,468 (inclusive of $2,863,664 in non-cash charges) in fiscal 2003. The net increase realized during fiscal 2004 primarily was attributable to increased amortization of convertible debt discount of $4,095,072. The increased amortization of convertible debt discount is due to the conversion of $5,480,624 of convertible debentures during fiscal 2004. The remaining increase in non-operating income and expense is due to $1,728,889 of expense related to a beneficial conversion feature recognized as a result of issuing convertible debt at a discount from the stated conversion rate and an increase of $466,002 in amortization of deferred financing costs related to two significant private placements funded during fiscal 2004. These decreases were offset by an increase in other income of $250,000 received for granting an unrelated third party an option to purchase an unutilized technology patent. The option expired unexercised during the first quarter of 2004 resulting in the Company recognizing the funds received as non-operating income.

Primarily as a result of the foregoing, we incurred a net loss of $14,407,557 ($0.11 per basic and diluted share) in fiscal 2004 as compared to a net loss of $8,106,945 ($0.24 per basic and diluted share) in fiscal 2003.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

General

We have historically sustained our operations and funded our growth through an ongoing combination of trade credit arrangements, short-term financings, and debt and equity issuances. As our working capital requirements generally precede the realization of sales and related accounts receivable, we routinely draw upon our existing cash and cash equivalent balances and seek short and long-term financing to fund our procurement of inventory.

As more extensively discussed in the preceding disclosures entitled "Substantial Doubt Regarding Our Ability to Continue as a Going Concern," we have incurred substantial operating and net losses, as well as negative operating cash flows, since our inception. As a result, we had significant working capital and stockholders' deficits at June 30, 2004 and 2003. In recognition of such, our independent registered public accountants have included an explanatory paragraph in their report on our accompanying consolidated financial statements for the fiscal years ended June 30, 2004 and 2003, that expresses substantial doubt regarding our ability to continue as a going concern. It must be noted that any inability by us to timely procure the balance of the significant long-term financing we currently seek will likely have material adverse consequences on our business, and, as a result, on our consolidated financial condition, results of operations and cash flows.

Consolidated Cash and Cash Equivalents and Working Capital Deficiency

Our unrestricted cash and cash equivalents decreased to $21,550 at September 30, 2004, as compared to $590,196 at June 30, 2004 and $1,370,126 at June 30, 2003.
Our working capital deficiency increased to $1,739,136 at September 30, 2004, compared to $940,698 and $947,111 at June 30, 2004 and 2003, respectively.

Outstanding Note Payable

Effective May 1, 2003, we restructured our then expiring revolving credit facility agreement with a financial institution. Under the new agreement, our then outstanding balance of $2,197,800 was bifurcated into a $2,000,000 twenty-four month term loan ("term loan") and a $197,800 advance loan ("advance loan"). The term loan accrues interest at a fixed rate of 15% per annum and is to be repaid through the financial institution's retention of the first $75,000 of each month's assigned accounts receivable collections. The advance loan accrued interest at 15% and was repaid on March 31, 2004, through the financial institution's additional retention of 25% of each month's assigned accounts receivable collections over and beyond the initial $75,000 in collections retained to service the term loan. On March 31, 2004, the financial institution became entitled to retain ten percent of all subsequently collected accounts receivable, subject to a limitation of ten percent of the term loan's then outstanding balance, with the aggregate retentions to be returned to us upon our full repayment of the term loan. As of September 30, 2004, $50,696 had been retained and was being held in an escrow account. The term loan is secured and collateralized by our cash and cash equivalents, accounts receivable, inventory, property and equipment and intellectual property. Should any category of collateral fall below specified percentages and margins, the financial institution will be entitled to retain additional accounts receivable collections sufficient to restore such percentages and margins. Any principal and accrued interest balances remaining on the term loan will be due and payable as a lump sum on April 1, 2005. The remaining term loan may be prepaid at any time, without penalty, at our option. The outstanding principal balance of this note payable was $967,932 and $1,169,031 at September 30, 2004 and June 30, 2004, respectively.

In consideration for extending the above loans, we agreed to pay the financial institution an annual fee of $100,000, beginning on May 1, 2003, and upon each annual anniversary thereafter on which the term loan remains unpaid. The initial annual fee was satisfied through the issuance of 1,000,000 shares of our common stock. During fiscal 2004, we issued 2,593,333 shares of common stock as partial payment of the annual fee for the May 1, 2004 through April 30, 2005 period, of which approximately $15,000 was reimbursed to us upon completion of the note payable assignment discussed below.

In November 2004, a principal stockholder of our Company entered into an agreement with the above financial institution, under which the financial institution assigned to the principal stockholder all of their right, title and interest under the note payable. At the time of the assignment, the outstanding amount due under the note payable was $920,323.

Subsequently, we and the new note holder entered into a series of amendments to the note payable and related loan documents under which the following terms were modified:

     o the aggregate amount of the note was increased from $920,323 to $2,869,740, after giving effect to an original issue discount in the amount of $449,415;

     o $974,709 of the increase was funded November 12, 2004 resulting in net cash proceeds to us of $750,000;

     o $974,708 of the increase is to be funded by December 31, 2004 (subject to the satisfaction of certain conditions precedent);

     o the new loan balance of $2,869,740 is to be repaid in monthly installments of $100,000 commencing May 1, 2005, with the outstanding balance becoming due and payable on February 1, 2006;

     o we paid a commitment fee to induce the principal stockholder to enter into the series of amendments in the amount of $500,000, paid by issuance of a promissory note (commitment fee note) which is payable on February 1, 2006, in cash or, at our option, in shares of our common stock at a 20% discount to market. The commitment fee note is also convertible at the option of the note holder at a conversion price of $.05 per share, subject to adjustment; and

     o we agreed to file a registration statement with the United States Securities and Exchange Commission ("SEC") covering the shares issuable under the commitment fee note.

Currently Outstanding Convertible Debt Obligations

From June 2001 through November 2001, we issued unsecured convertible debentures, $3,840,000 of which remains outstanding with one debenture holder at September 30, 2004. These debentures (i) accrue interest at the prime rate plus two percent (6.25% at September 30, 2004), (ii) are convertible at the option of the holders into common stock at a stated rate of $0.10 per share, and (iii) become due and payable on various dates between July 1, 2006 and November 20, 2006. The holder may not convert its debentures to the extent that conversion would result in the holder's beneficial ownership of 9.99% or more of our then outstanding common shares. The holder of these debentures has a one-time right to convert a portion of the debentures after the closing of any subsequent private offering at less than $0.10 per common share (limited to 9.99% ownership). We have the right to force conversion of the debentures if the market price of our common stock exceeds $3.00 per share for 20 consecutive trading days.

In connection with the issuance of the amended and restated promissory note discussed above, the conversion rate of the debentures issued during June 2001 through November 2001 was reduced to $0.05 per share.

September 2003 Issuances

On September 13, 2003, we issued $3,350,000 in unsecured convertible debentures from which we received $3,067,000 in net cash proceeds. These debentures, which have an aggregate principal face amount of $0 at September 30, 2004, (i) accrued interest at a fixed rate of 8.0% per annum, which was payable at our option in either cash or authorized and unissued shares of its common stock. The debentures were convertible at the option of the holders at a stated rate of $0.13 per share and were due and payable on September 12, 2006. For every two dollars of original debenture principal, the holder received a detachable stock purchase warrant allowing for the purchase over the subsequent two-year period of a share of the Company's common stock at $0.2144 per share. A registration statement filed with the SEC registering the resale of the preceding debentures and warrants became effective on December 23, 2003.

On January 13, 2004, we entered into an exchange agreement with each holder of our convertible debentures that were issued in September 2003. Under the exchange agreement, each debenture holder agreed to exchange the principal amount of its debenture for shares of our common stock, at the rate of $0.09 of debenture principal per share of common stock. Holders could not convert their debentures to the extent that conversion would result in the holders' beneficial ownership of 4.99% or more of our then outstanding common shares. Accrued but unpaid interest of $149,659 related to these debentures was paid at the time of the exchange by the issuance of additional shares of common stock at the rate of $0.09 per share. Accordingly, in January 2004 we issued 32,427,204 shares of common stock upon exchange of debenture principal in the amount of $2,975,624 and the payment of accrued but unpaid interest of $149,659. Additionally, we issued 2,227,807 shares of common stock to adjust the conversion rate applied to $175,000 of principal previously converted by a debenture holder to the $0.09 rate stated in the exchange agreement. As a result of the above, in January 2004 we recognized approximately $1,489,000 of additional financing expense related to the beneficial conversion features of the exchange and amortized to expense approximately $2,668,000 of previously existing debt discount related to the convertibles debentures issued in September 2003.

In July 2004, the remaining principal balance from the September issuance of $199,376 and related interest of $7,778 was converted into 2,468,004 shares of our common stock. As of September 30, 2004, no further convertible debenture principal or accrued interest remaining outstanding related to the September 2003 issuance.

The remaining principal balance from the September issuance of $199,376 at June 30, 2004 was subsequently converted during the first quarter of fiscal 2005, resulting in no further convertible debenture principal or interest related to the September 2003 issuance outstanding as of this date.

February 2004 Issuances

On February 19, 2004, we completed a private placement offering of $2,775,000 in unsecured convertible debentures from which we received $2,077,592 in net cash proceeds. After conversions, these debentures have an aggregate principal face amount of $1,797,000 at September 30, 2004, become due and payable on February 19, 2006. The purchase price for the convertible debentures gives effect to an original issue discount of approximately $500,000, the amount of which was withheld from the proceeds at the time of the closing of the financing and are being amortized to deferred financing costs over the term of the debentures. The debentures are convertible at a conversion price of $0.05 per share. The conversion price is subject to adjustment upon the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of our common stock. In connection with this transaction participating warrant holders agreed to exercise outstanding warrants held by them to the extent such exercise would not result in any particants' beneficial ownership of 4.9% or more of our then outstanding common shares.

Participants in the February 19, 2004 offering received detachable stock purchase warrants allowing for the purchase of a number of common shares equal to 30% of the number of shares which could be obtained upon conversion of the debenture principal outstanding on February 19, 2004. The warrants can be exercised over a nineteen-month period and have an exercise price of $0.065 per share of our common stock, subject to adjustment upon the occurrence of events substantially identical to those provided for in the debentures. We have the right to call the warrants in the event that the average closing price of our common stock exceeds 200% of the exercise price for a consecutive 20-day trading period. Holders may not convert debentures or exercise warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.9% or more of our then outstanding common shares.

On March 22, 2004, we filed a registration statement with the SEC registering the resale of the common shares underlying the debentures and warrants issued on February 19, 2004, which became effective April 5, 2004. We also agreed to seek stockholder approval to increase the number of authorized common shares to a minimum of 500 million shares before April 30, 2004. Stockholder approval to increase the number of authorized common shares to 750 million was obtained on April 28, 2004.

Investors in the February 19, 2004, financing were granted the option to purchase up to an additional $1,220,000 of convertible debentures and warrants with terms and conditions substantially identical to those applicable to the February 19, 2004, transaction. This option expired on October 28, 2004.

The agreements entered into in connection with the February 19, 2004 transaction requires that we obtain the unanimous approval of the debenture holders prior to the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of our common stock until less than 20% of the principal remains outstanding on the debentures. The agreement further stipulates that no debenture may be prepaid without the consent of the holder and that each debenture holder has a right of first refusal to participate in any new financing transaction consented to through June 10, 2005.

March 2004 Issuance

In March 2004, we issued an unsecured convertible debenture in the amount of $122,000 from which we received $100,000 in net proceeds after an original issue discount of $22,000. We also issued 732,000 detachable stock purchase warrants in connection with this transaction. The convertible debenture and common stock purchase warrants have identical terms and conditions to those issued on February 19, 2004. The principal balance outstanding for this debenture was $122,000 at September 30, 2004.

At the respective dates of issuance, we were required under accounting principles generally accepted in the United States of America to ascertain for each of the above debenture issuances the fair value of the detachable stock warrants and resulting beneficial conversion feature. For each debenture issuance, the aggregate fair value of the detachable warrants and beneficial conversion features was determined to be equal to the aggregate principal face amount of the debt proceeds received, and as such, these amounts were recorded as debt discounts by increasing additional paid-in capital. These debt discounts are being amortized over the respective lives of the underlying debentures. The aggregate unamortized debt discount amounted to $2,367,550 and $3,332,415 at September 30, 2004 and June 30, 2004, respectively.

The remaining $5,637,000 in principal of the Company's outstanding convertible debentures at September 30, 2004, mature during the Company's fiscal years ending as follows:

           Fiscal years ending June 30,                          Principal
           ---------------------------------------------------------------
           2005.............................................    $       --
           2006.............................................     1,797,000
           2007.............................................     3,840,000
                                                                ----------
           Total principal payments.........................    $5,637,000
                                                                ==========

Off-Balance Sheet Liabilities

Under SEC regulations, we are required to disclose our off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

     o    Any obligation under certain guarantee contracts;

     o Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;

     o Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in stockholder's equity in our statement of financial position; and

     o Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

As of the date of this report, we do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, purchase commitments and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Contractual  Obligations

The following table sets forth our contractual obligations as of September 30, 2004:

Contractual Obligations                          Payments Due by Period
------------------------------------------       ---------------------------------------------------
                                                                                              More
                                                 Less than                         3-5        than 5
                                   Total         1 year           1-3 Years        Years      Years
                                ----------     ----------        ----------        ------     ------
Long Term Debt (1)              $6,604,932     $  967,932(4)     $5,637,000(2)     $   --     $   --
Capital Lease Obligations           39,469         36,494             2,975            --         --
Operating Lease Obligations
                                    69,367         43,282            18,252         7,833         --
Purchase Obligations               473,248        473,248(3)             --            --         --
                                ----------     ----------        ----------        ------     ------
Total                           $7,187,016     $1,520,956        $5,658,227        $7,833     $   --
                                ==========     ==========        ==========        ======     ======

(1)  Amounts do not include interest to be paid.

(2) Consists of convertible debentures that are convertible into shares of common stock at the option of the debenture holder at conversion rates of $0.05 as of the date of this filing.

(3) Consists of purchase commitments made under a contract for our targeted radio advertising campaign. Although we are contractually obligated to continue the radio advertising campaign through January 7, 2005, due to cash flow constraints we ceased placing media ads in mid-September 2004. Unless the advertising agent is able to find substitute sponsors for our committed advertising spot times, we may be required to pay for the remaining obligation of $473,248 in addition to the $391,000 accrued at September 30, 2004.

(4) Subsequent to September 30, 2004, the terms of this debt were amended resulting in the maturity date being extended beyond one year.

Consolidated Cash Flows

Our operating activities utilized $338,957 in cash and cash equivalents during the fiscal 2005 first quarter, a decrease of $1,284,976, or 79.1%, from the $1,623,933 in cash and cash equivalents utilized during our fiscal 2004 first quarter. On a comparative quarter-to-quarter basis, our lower utilization substantially reflects the positive cash flow effects of adding back increased non-cash charges, increased accounts payable and accrued liabilities after considering non-cash items, and decreased prepaid expenses. Partially offsetting the preceding was our increased net loss and the negative cash flow effects of increased accounts receivable and inventories.

There were no cash flow effects from investing activities during the quarters ended September 30, 2004 or 2003.

Our financing activities utilized $229,689 in cash and cash equivalents during the fiscal 2005 first quarter, a $1,440,297 or 119.0% increase compared to the $1,210,608 in cash and cash equivalents provided by financing activities during our fiscal 2004 first quarter. Our fiscal 2005 first quarter reflects repayments made on our note payable and capital leases, as well as, an increase in restricted cash and cash equivalents. Our 2004 fiscal first quarter reflects the receipt of the non-escrowed portion of the net cash proceeds received from our issuance of convertible notes being slightly offset by principal payments on our outstanding capital lease obligations and notes payable.

As a result of the foregoing, our cash and cash equivalents decreased by $568,646 to $21,550 at September 30, 2004 as compared with $590,196 at June 30, 2004.

Planned Capital Expenditures

We have no significant planned capital expenditures for fiscal 2005.

OTHER MATTERS

Seasonal and Inflationary Influences

We have historically experienced certain seasonal sales influences consistent with our initial expectations. In particular, we had expected, absent materially adverse economic or counter-acting events, that our fiscal second quarter ending December 31 would slightly benefit from increased orders by retailers for the holiday shopping season. This trend was not reflected in the previous fiscal year and we remain uncertain as to whether this seasonality will continue in the future. To date, we have not been materially impacted by inflationary influences.

Quantitative and Qualitative Disclosures About Market Risk

We currently are exposed to financial market risks from changes in short-term interest rates as certain of our interest-bearing outstanding convertible debentures, as discussed above, have an interest rate that fluctuates with the prime rate. Based on the aggregate outstanding balance of these convertible debentures at September 30, 2004, we believe that the prime rate would have to significantly increase, in excess of a few hundred basis points, for the resulting adverse impact on our interest expense to be material to our expected results of operations for fiscal 2005, and possibly beyond. However, should we be successful in procuring the significant additional financing we currently seek and if such financing were to be substantially in the form of variable rate debt, then our exposure to these market risks would increase, possibly significantly.

We currently are not materially exposed to currency market risks and we have not used, nor do we contemplate using, any derivative financial instruments.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. Our actual results have differed, and will likely continue to differ, to some extent from our initial estimates and assumptions. We currently believe that the following significant accounting policies entail making particularly difficult, subjective or complex judgments of inherently uncertain matters that, given any reasonably possible variance therein, would make such policies particularly critical to a materially accurate portrayal of our historical or reasonably foreseeable financial condition or results of operations:

     o Revenue Recognition. We generate revenue primarily from sales of our cholesterol monitors and dry-chemistry test strips utilized in our cholesterol monitors. We recognize a sale, including related shipping and handling income, and the cost of the sale, upon product shipment provided that all material risks and rewards of ownership are concurrently transferred from us to our customer, collection of the related receivable by us is reasonably assured, and we are able to reliably estimate an appropriate allowance for sales returns based on our relevant historical product experience and future expectations. In certain instances, shipments made to a retail customer may not transfer risk of ownership at the time of shipment, in which case, the revenue is not recognized until the time risks of ownership transfer, generally when the product is sold by the retailer to a consumer.

     o Sales Returns Allowance. We record an allowance for sales returns and for warranty repairs at the time revenue is recognized. Our estimates of an appropriate allowance for sales returns is based upon historical returns as a percentage of sales, as well as future expectations on returns of test strips based upon the length of time from their expiration date at the time of sale. Management reviews the adequacy of the allowance on a quarterly basis, however the nature of these estimates are inherently subjective causing actual results to vary from our estimated outcome, thereby requiring us to make future adjustments to our net sales and results of operations.

     o Allowance for Doubtful Accounts. We record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible and those accounts that are past due beyond a certain date. Management reviews the adequacy of the allowance on a quarterly basis by reviewing the accounts receivable aging and considering the historical default rates of customers with past due receivables. Our estimates of an appropriate allowance for doubtful accounts are inherently subjective and actual results could vary from our estimated outcome, thereby requiring us to make future adjustments to our accounts receivable and results of operations.

     o Inventory Obsolescence Allowance. Our inventories, which primarily consist of component parts and assembled cholesterol monitors, are stated at the lower of first-in, first-out cost or market. Obsolete inventory has historically consisted of component parts no longer utilized in the current model of our cholesterol monitor, as well as, expired dry-chemistry test strips or excess test strips with short-term expiration dates that will likely not be sold prior to expiration. Management considers the above factors in our quarterly review of the inventory obsolescence allowance. Our estimates of an appropriate inventory obsolescence allowance is inherently subjective and actual results could vary from our estimated outcome, thereby requiring us to make future adjustments to our inventories and results of operations.

     o Impairment of Long-Lived Assets. Our long-lived assets consist primarily of various patents for technology utilized in our cholesterol monitors, as well as, currently unutilized technology for the measurement of cholesterol in its component parts. On a quarterly basis, we evaluate the value of our patents for impairment by comparing our estimates of related future cash flows, on an undiscounted basis, to its net book value. Factors considered by management in its review of the value of patents include the status of current litigation surrounding our most significant patent, likelihood of development or sale of the patent (if unutilized), and likely cash flows from royalties to be received from others for use of the patented technology. If impairment is indicated, we reduce the net book value to an amount equal to the estimated future cash flows, on an appropriately discounted basis. Our estimates of an asset's related future cash flows are inherently subjective and actual results could vary from our estimated outcome, including expected outcomes of the current litigation surrounding our most significant patent. Should the courts not rule in our favor, we would most likely be required to reduce the valuation of this patent which could have a material impact on our consolidated financial statements.

Legal Contingencies

We, including our subsidiaries, are periodically involved in incidental litigation and administrative proceedings primarily arising in the normal course of our business. In our opinion, our gross liability, if any, and without any consideration given to the availability of indemnification or insurance coverage, under any pending or existing incidental litigation or administrative proceedings would not materially affect our financial position, results of operations or cash flows.

Our wholly owned subsidiary, Lifestream Diagnostics, Inc., is the plaintiff in patent infringement litigation, Civil Action No. CV00-300-N-MHW, against Polymer Technology Systems, Inc., et al, currently pending in the United States District Court for the District of Idaho. The patent-in-suit is Thakore, U.S. Patent No. 3,135,716 (see "Business - Intellectual Property Rights" for further details). We allege willful patent infringement and seek Polymer's immediate discontinuance of the HDL test strip technology currently utilized in their diagnostic device to which we claim ownership. The defendants have brought a number of counterclaims, including antitrust, unfair competition, tortious interference with business relations and patent misuse, and have asserted unspecified general damages. The Court conducted a "claim interpretation" hearing (also called a "Markman" hearing) January 29-30, 2003, and issued a Memorandum Decision on May 28, 2003, ruling against our assertion of patent infringement. Based on the Court's claim interpretation decision, the parties jointly requested entry of a judgment of non-infringement, a stay of the counterclaims, and a certification that the claim interpretation decision is ripe for appeal. The Court entered this order on August 21, 2003. We timely filed a Notice of Appeal to the Court of Appeals for the Federal Circuit and were assigned an appeal number of 03-1630. All briefs were timely filed, argument was heard on May 7, 2004, and the appeal was submitted for decision on that date In August 2004, the Court of Appeals reversed the District Court's ruling and remanded the matter back to the District Court for a new hearing.

In November 2004, we entered into an agreement with Polymer, resulting in termination of the lawsuit and Polymer agreeing to make certain royalty payments to us in connection with future sale of products incorporating our patent.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of the Company are set forth below:

NAME                       AGE      POSITION(S) HELD
----                       ---      ----------------
Christopher Maus           51       Chairman of the Board, President and
                                    Chief Executive Officer

Robert Boyle               58       Director, Secretary, Treasurer, and
                                    Audit Committee Chairman

Michael Crane              49       Director and Member of Audit Committee

William Gridley            75       Director and Member of Audit Committee

Neil Luckianow             47       Director

Edward Siemens             50       Chief Operating Officer

Jackson Connolly           56       Vice President - Product Development

Nikki Nessan               33       Vice President - Finance


CHRISTOPHER MAUS has served as our Chairman of the Board, President and Chief Executive Officer since February 1994, except for a brief period from September 1998 to March 1999 when he served only as Chairman of the Board. From June 1996 until its acquisition by us in September 1999, Mr. Maus served on the Board of Directors of Secured Interactive Technologies, Inc., a privately held company co-founded by Mr. Maus that developed our Privalink software technology. From June 1992 to February 1994, Mr. Maus served as President of Lifestream Diagnostics, Inc., our privately held legal predecessor. From 1989 to June 1992, Mr. Maus was a General Partner in Lifestream Development Partners, the privately held legal predecessor to Lifestream Diagnostics, Inc. Mr. Maus attended North Texas State University.

ROBERT BOYLE has served as a Director since June 1999, at which time he was also appointed as our Secretary and Treasurer. Since 1995, Mr. Boyle has served as

President of Robert Boyle, Certified Public Accountant, a local public accounting firm located in Idaho. From 1980 to 1995, Mr. Boyle served as President of Boyle and Stoll, Certified Public Accountants, P.A., a local public accounting firm, located in California. Prior thereto, Mr. Boyle served with the consulting, tax and audit staffs of a predecessor to KPMG, an international accounting and consulting firm. Mr. Boyle has a Bachelor of Arts degree in Accounting from San Diego State University and is licensed as a Certified Public Accountant in the State of Idaho.

MICHAEL CRANE has served as a Director since April 1998. Since September 1993, Mr. Crane has served as Chairman of the Board of Directors and Chief Executive Officer of privately held Dulles Greenway, Trip II (Toll Investors Partnership II, L.P.). Since October 1996, Mr. Crane has also served as President of Alchemy International, a privately held developer of non-evasive, passive chemistry treatments for various forms of cancer. Mr. Crane has also served on the Board of Directors of Discflo Corporation, a privately held manufacturer of medical and industrial pumps, since 1988, and as Chairman of the Board of Directors for Lochnau, Inc., a privately held investment management corporation, since 1985. Mr. Crane has a Bachelor of Science degree in Banking from the University of Richmond.

WILLIAM GRIDLEY has served as a Director since April 1997. Since November 1995, Mr. Gridley, who is now retired, served as the Chairman of the Board of Directors of Hymedix Inc., a polymer chemicals company, for which he previously served as its President and Chief Executive Officer from August 1993 to November 1995. Mr. Gridley has a Bachelor of Arts degree in English Literature from Yale University.

NEIL LUCKIANOW has served as a Director since October 2003. Since May 2002, Mr. Luckianow has served as Principal of NCL & Associates, LLC, a privately held consulting firm specializing in providing commercial solutions to health care product companies, which the Company retained as a commissioned sales agent effective September 1, 2003. From October 1997 to March 2002, Mr. Luckianow served as a Sales Director for Amira Medical, Inc., a privately held manufacturer and marketer of blood glucose measuring devices that was acquired in November 2001 by publicly held Roche Diagnostics. From 1988 to January 1997, Mr. Luckianow served in a number of progressive positions, including as Director of Sales, for LifeScan, Inc., a manufacturer and marketer of blood glucose measuring devices and a subsidiary of publicly held Johnson & Johnson Company. Mr. Luckianow has a Bachelor of Arts degree in History from Purdue University.

EDWARD SIEMENS has served as Chief Operating Officer since June 2002, and prior thereto, upon joining us in August 2000, as Chief Operating Officer - Devices. From April 1999 to June 2000, Mr. Siemens served as President of Omron Healthcare, Inc. ("Omron"), a publicly held manufacturer and marketer of personal-use medical diagnostic products. Mr. Siemens previously served as Omron's Senior Vice President of Sales and Marketing from April 1994 to April 1999 and as Omron's Vice President of Sales and Marketing from April 1992 to April 1994. Prior thereto, Mr. Siemens was employed by McKesson Corporation, a publicly held wholesale distributor of medical products and supplies, where he served as Vice President of Sales from 1987 to 1992 and as Product Manager from 1985 to 1987. Mr. Siemens has a Masters degree in Business Administration from Pepperdine University and a Bachelor of Fine Arts degree from the California College of Arts and Crafts.

JACKSON CONNOLLY has served as Vice President - Product Development since November 2000. Mr. Connolly previously served as our Director of Development from January 1997 to November 2000. Prior to joining us, Mr. Connolly served as a Senior Sales Engineer at Advanced Input Devices, a subsidiary of publicly held Esterline Technologies, from January 1991 to April 1997. Mr. Connolly has a combined Bachelor of Arts and Science degree in Industrial Technology and Arts from California State University at Fresno.

NIKKI NESSAN has served as our Vice President - Finance since April 2004 and prior thereto, since joining us in October 2003, as Controller. From August 2002 through October 2003, Ms. Nessan served as the Accounting Manager for a publicly held educational travel company that organizes and promotes international and domestic educational travel programs. From September 1998 to June 2001, Ms. Nessan served as a senior auditor and then manager in the audit department of PricewaterhouseCoopers, LLP, an international accounting and consulting firm. From January 1994 to June 1998, Ms. Nessan was an auditor for KPMG Peat Marwick, LLP (KPMG), an international accounting and consulting firm. Ms. Nessan has a Bachelor of Science degree in Accounting from Metropolitan State College of Denver and is licensed as a Certified Public Accountant in the State of Washington.

There are no family relationships among any of our directors and executive officers.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

The following table sets forth certain information regarding compensation earned by our Chief Executive Officer and each of our other most highly compensated executive officers for the fiscal year ended June 30, 2004, and who earned in excess of $100,000 in salary and bonus for such fiscal year. The persons named in the table are hereinafter referred to as the "Named Executive Officers."

                                                 SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------
                                                                                 LONG TERM
                                                                               COMPENSATION -
                                             ANNUAL COMPENSATION                   AWARDS
                                             -------------------               --------------
                                                                                 SECURITIES       ALL OTHER
NAME AND                           FISCAL     SALARY       BONUS     OTHER       UNDERLYING     COMPEN-SATION
PRINCIPAL POSITION(S)             YEAR (1)      ($)        ($)        ($)       OPTIONS (#)          ($)
--------------------------------------------------------------------------------------------------------------
Christopher Maus...............     2004     181,023     55,021        7,800     4,984,597         25,000
Chairman of the Board,              2003     166,730      3,389        7,800         -                -
President and Chief Executive       2002     180,000     60,000        7,800         -                -
Officer (2)(3)(4)

Edward Siemens.................     2004     150,489        -          -         1,661,532            -
Chief Operating Officer (5)         2003     138,944        -          -           300,000            -
                                    2002     150,000        -          -            35,000            -

Brett Sweezy...................     2004      92,423        -          -             -             30,950
Chief Financial Officer             2003     119,668        -          -           400,000            -
(6)(7)(8)                           2002     139,731        -          -            30,000            -

----------
(1) References to a fiscal year refer to the calendar year in which such fiscal year ends.

(2) Included in Mr. Maus's fiscal 2004 salary is $29,869 of compensation Mr. Maus agreed to receive in shares of our common stock to improve our cash flow.

(3) The Other Annual Compensation amounts for Mr. Maus represent a vehicle allowance.

(4) The All Other Compensation for Mr. Maus represents $25,000 for services rendered during the past five years as a member of our Board of Directors. Mr. Maus received shares of our common stock with a fair value at date of issuance for these services. See "Director Remuneration" for further details.

(5) Included in Mr. Siemens' fiscal 2004 salary is $24,528 of compensation Mr. Siemens agreed to receive in shares of our common stock to improve our cash flow.

(6)  Effective April 5, 2004, Mr. Sweezy resigned as our Chief Financial
     Officer.

(7) Included in Mr. Sweezy's fiscal 2004 salary is $19,468 of compensation Mr. Sweezy agreed to receive in shares of our common stock to improve our cash flow.

(8) We periodically engage Mr. Sweezy for consulting services as needed. Other Compensation for Mr. Sweezy includes $18,000 received for consulting services rendered through June 30, 2004, as well as, common stock issued to Mr. Sweezy under a consulting agreement with a fair value on the date of issuance of $12,950.

Mr. Maus is currently employed as our Chief Executive Officer on an at will basis and currently receives an annual salary of $150,000. Mr. Maus is entitled to participate in benefit plans made available to all employees. In addition, we pay for his family's health insurance coverage. Mr. Maus was granted 800,000 stock options with an exercise price of $1.50 per share, of which 300,000 are vested at this time, 100,000 vesting on December 31, 2004, and the remaining 400,000 vesting based upon achieving market capitalizations ranging from $100 million to $400 million. Any of the above unvested options vest immediately should we change ownership through sale, merger, acquisition and should Mr. Maus terminate his employment with us, any vested options can be exercised within two years of the termination date, at which time all options expire. Should Lifestream change ownership through sale, merger, acquisition, or stock exchange, Mr. Maus has agreed to continue employment with the acquiring company for two years and should we Mr. Maus' employment other than for cause, we agreed to pay Mr. Maus' current salary and health insurance coverage for nine months.

Edward Siemens is currently employed as our Chief Operating Officer on an at will basis and currently receives an annual salary of $125,000. Mr. Siemens is entitled to participate in benefit plans made available to all employees. In addition, we pay for his family's health insurance coverage. Mr. Siemens was granted 300,000 stock options with an exercise price of $3.00 per share, of which 220,000 are vested at this time with the remainder vesting at 40,000 on each December 31, 2004 and 2005. Any of the above unvested options vest immediately should we change ownership through sale, merger, acquisition and should Mr. Siemens terminate his employment with us, any vested options can be exercised within 6 months of the termination date, at which time all options expire. Should Lifestream change ownership through sale, merger, acquisition, or stock exchange, Mr. Siemens has agreed to continue employment with the acquiring company for two years.

Jackson Connolly is currently employed as our VP - Product Development on an at will basis and currently receives an annual salary of $72,930. Mr. Connolly is entitled to participate in benefit plans made available to all employees. In addition, we pay for his family's health insurance coverage.

Nikki Nessan is currently employed as our VP - Finance on an at will basis and currently receives an annual salary of $75,000. Mrs. Nessan is entitled to participate in benefit plans made available to all employees. In addition, we are obligated to pay for her family's health insurance coverage.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information relating to equity compensation plans as of June 30, 2004:

                               Number of Securities           Weighted-average        Number of Securities Remaining
                                 to Be Issued Upon            Exercise Price of       Available for Future Issuance
                                    Exercise of                  Outstanding          Under Equity Compensation Plan
                               Outstanding Options,           Options, Warrants      (excluding securities reflected
                                Warrants and Rights              and Rights                    in column a)
                               --------------------           -----------------      -------------------------------
Equity Compensation Plans Approved by Security Holders:

     o    1998 Employee
          Stock Option Plan          949,195                       $2.31                    1,050,805
     o    2002 Employee
          Stock Option Plan                -                           -                    2,000,000
                                  ----------                       -----                   ----------
                                     949,195                       $2.31                    3,050,805

Equity Compensation Plans Not Approved by Security Holders:

     o    2004 Stock
          Compensation Plan        9,138,427(2)                    $0.03                    8,098,030

     o    Other (1)                3,906,612                       $1.68
                                  ----------                       -----                   ----------
Total                             13,994,234                       $0.65                   11,148,835
                                  ==========                       =====                   ==========

----------
(1) Comprised of options granted and/or restricted stock and warrants issued to employees and non-employees, including directors, consultants, advisers, suppliers, vendors, customers and lenders for purposes including to provide continued incentives, as compensation for services and/or to satisfy outstanding indebtedness to them.

(2) Does not include 7,763,543 shares of common stock issued as stock awards under the 2004 Stock Compensation Plan. The 2004 Stock Compensation Plan is being submitted to our stockholders for ratification at the Annual Meeting.

1998 Employee Stock Option Plan. We have reserved 2,000,000 shares of our Common Stock for issuance pursuant to stock options or stock appreciation rights granted under its 1998 Employee Stock Option Plan (hereinafter, "the 1998 Plan"). The 1998 Plan is administered by either the Board or its Compensation Committee, which determines, without limitation, the selection of the persons who will be granted options under the 1998 Plan, the type of options to be granted, the number of optioned shares and the option exercise price per share. The terms and conditions of each option grant may differ and will be set forth in the optionee's individual stock option agreement. Our officers, Directors, key employees and consultants and those of our subsidiaries are eligible to receive non-qualified stock options under the 1998 Plan. Only our officers, Directors and employees or those of our subsidiaries are eligible to receive incentive stock options.

2002 Employee Stock Option Plan. We have reserved 2,000,000 shares of our Common Stock for issuance pursuant to stock options or stock appreciation rights granted under its 2002 Stock Option Plan (hereinafter, "the 2002 Plan"). The 2002 Plan is administered by either the Board, or its Compensation Committee, which determines, without limitation, the selection of the persons who will be granted options under the 2002 Plan, the type of options to be granted, the number of optioned shares and the option exercise price per share. The terms and conditions of each option grant may differ and will be set forth in the optionee's individual stock option agreement. Our officers, Directors, key employees and consultants and those of our subsidiaries are eligible to receive non-qualified stock options under the 2002 Plan. Only our officers, Directors and employees or its subsidiaries are eligible to receive incentive stock options.

2004 Stock Compensation Plan. We have reserved 25,000,000 shares of its Common Stock for issuance pursuant to stock options, stock appreciation rights, restricted stock, deferred stock or other stock based awards granted under its 2004 Stock Compensation Plan (hereinafter, "the 2004 SCP"). The 2004 SCP is administered by either the Board, or its Compensation Committee, which determines, without limitation, the selection of the persons who will be granted awards under the 2004 SCP, the type of awards to be granted, the number of optioned or restricted shares and the option exercise price per share. The terms and conditions of each award may differ and will be set forth in the individual agreement. Our officers, Directors, key employees and consultants and those of its subsidiaries are eligible to receive non-qualified stock options under this Plan.

We have periodically granted outside of its established plans non-qualified stock options to purchase restricted shares of its Common Stock to key individuals it desired to recruit, retain or motivate. All such grants were approved by our Board. Each option was granted with an exercise price equal to, or in excess of, the market price of our common stock as of the date of grant.

The following table contains information concerning stock options granted to the Named Executive Officers during the most recently completed fiscal year ended June 30, 2004. All of the options issued to these officers during fiscal 2004 were issued under the 2004 Stock Compensation Plan and were fully vested at time of issuance.

                             OPTION/SAR GRANTS IN LAST FISCAL YEAR
-----------------------------------------------------------------------------------------------------------
                                       NUMBER OF       PERCENT OF TOTAL
                                       SECURITIES        OPTIONS/SARS
                                       UNDERLYING         GRANTED TO        EXERCISE OR
                                       OPTION/SARS       EMPLOYEES IN       BASE PRICE     EXPIRATION
NAME                                   GRANTED (#)     FISCAL YEAR (%)       ($/SHARE)        DATE
-----------------------------------------------------------------------------------------------------------
Christopher Maus...........            4,984,597            54.5%             $0.03          6/22/14
Edward Siemens ............            1,661,532            18.2%             $0.03          6/22/14
Jack Connolly..............              996,919            10.9%             $0.03          6/22/14
Nikki Nessan...............              664,613             7.3%             $0.03          6/22/14

OPTION EXERCISES AND HOLDINGS

The following table provides information with respect to the Named Executive Officers regarding exercises of options/SARs during the most recently completed fiscal year ended June 30, 2004 and unexercised options/SARs held as of June 30, 2004.

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
--------------------------------------------------------------------------------------------------------

                                                          NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED         IN-THE-MONTH
                                                            OPTIONS/SARS AT            OPTIONS/SARS AT
                              SHARES                           FY-END (#)                FY-END (#)
                             ACQUIRED
                                ON        VALUE
                             EXERCISE    REALIZED             EXERCISABLE/                EXERCISABLE/
NAME                            (#)         ($)              UNEXERCISABLE               UNEXERCISABLE (1)
--------------------------- ------------ ------------- --------------------------- ------------------------
Christopher Maus......           -          -              5,706,597/600,000                  $0/$0
Edward Siemens.......            -          -              2,070,032/286,500                  $0/$0
Jack Connolly........            -          -               1,143,658/67,335                  $0/$0
Nikki Nessan...........          -          -                      664,613/0                  $0/$0

----------
(1) Based upon the market price of $0.029 per share on June 30, 2004, determined on the basis of the closing selling price per share of our Common Stock on the Over-The-Counter Bulletin Board, less the option exercise price payable per share.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal 2004, the Board of Directors approved, and we subsequently issued, 2,288,002 shares of common stock to the following officers, in consideration for a reduction in wages and as an incentive to continue employment with us:

                                                                              Amount of Wage
    Name                   Title                             Shares (#)        Reduction ($)
    ----                   -----                             ----------       --------------

    Christopher Maus       President & Chief Executive
                           Officer                             820,001             29,869
    Edward Siemens         Chief Operating Officer             673,714             24,528
    Brett Sweezy           Former Chief Financial Officer      514,286             19,468
    Jackson Connolly       VP - Product Development            280,001             10,599
                                                             ---------             ------
                                                             2,288,002             84,464
                                                             =========             ======

Effective April 28, 2004, the Board approved each member of the Board be granted common shares equal to $5,000 per year for up to five years of past service to us. As a result 3,500,000 common shares were subsequently issued to members of the Board for $105,000 of services performed.

Effective April 5, 2004, we engaged Brett Sweezy, CPA as a financial consultant through June 30, 2004. Mr. Sweezy was previously our Chief Financial Officer through April 4, 2004. We believe that the terms of our consulting arrangement with Mr. Sweezy are at least as favorable to us as we could obtain from other consultants with similar expertise and experience. For the fiscal year ended June 30, 2004, we paid Mr. Sweezy consulting fees of $30,950.

On September 1, 2003, we engaged NCL & Associates, LLC, as a commissioned sales agent. Neil Luckianow, who became a member of our Board on October 16, 2003, is the Principal of NCL & Associates, LLC. We believe that the terms of our arrangements with NCL & Associates, LLC are at least as favorable to us as we could obtain from an unrelated third party performing similar services. For each of the two years ended June 30, 2004 and 2003, we paid NCL & Associates, LLC commissions of $ 3,444 and $0, respectively.

During fiscal 2003, Robert Boyle, a member of our Board, and Brett Sweezy, our former Chief Financial Officer, purchased 50,000 and 97,500 common shares, respectively, pursuant to our private placement of common shares. These common shares were purchased by Mssrs. Boyle and Sweezy at the same $0.10 per share price paid by all investors in this offering.

Through fiscal 2001, the Board periodically approved the advancement of funds to Christopher Maus, our Chairman of the Board, President and Chief Executive Officer. The underlying promissory note was unsecured, had a stated interest rate of 8.75% and required bi-weekly repayments of principal and interest through May 23, 2014. On May 1, 2002, the Board indefinitely suspended the bi-weekly servicing requirement. During fiscal 2002, Mr. Maus made principal repayments of $61,621, which included the application of a $60,000 bonus awarded by the Board to Mr. Maus for his fiscal 2002 performance. On August 29, 2003, the Board awarded Mr. Maus a $3,389 bonus for his fiscal 2003 performance with such bonus applied in its entirety against the accrued interest on the outstanding note receivable balance. On June 22, 2004, the Board awarded Mr. Maus a $48,840 bonus for his fiscal 2004 performance with a portion of such bonus applied to the note receivable balance reducing the outstanding balance to $0 at June 30, 2004.

During fiscal 2001 and 2002, we conducted a private placement offering of unsecured convertible notes from which it received $7,647,500 in proceeds. For every two dollars of note principal, the holder received a detachable stock purchase warrant allowing for the purchase of a share of our common stock at $2.50 per share. RAB Europe Fund Ltd., together with its affiliates (hereinafter "RAB"), purchased notes having an aggregate principal face amount of $5,470,000. RAB beneficially owns in excess of 5% of our common stock. The notes issued to RAB exclusively contained an anti-dilution provision providing for a formula-driven, then indeterminable downward adjustment of their conversion rate should we subsequently issue common shares at a price below the conversion rate while such notes remained outstanding. In connection with the preceding offering, we agreed to pay certain individuals and entities, including RAB, each a commission, payable in common shares, equal to five percent of the offering proceeds they procured. RAB earned and received commissions of $120,000 in fiscal 2002.

During fiscal 2003, the conversion rate of the notes held by RAB was adjusted downward from the original $1.00 per common share to $0.10 per common share in connection with a private placement our common stock at $0.10 per share that commenced in March 2003. RAB was also granted a one-time right to convert a portion of the debentures after the closing of any subsequent private offering at less than $0.10 per common share (limited to 9.99% ownership). Concurrently, we obtained RAB's agreement to forfeit its prospective anti-dilution rights and to cancel the stock purchase warrants held by it in exchange for 1,000,000 shares of our common stock. The aggregate fair value assigned to the common shares of $100,000 was recognized by us as a financing cost in fiscal 2003. At June 30, 2004, notes with an aggregate principal face amount of $3,840,000 remained outstanding that accrue interest at the prime rate plus two percent (6.25% at June 30, 2004) and become due and payable on various dates between July 1, 2006 and November 20, 2006, all of which are held by RAB.

During fiscal 2002, we executed an agreement with Michael Crane, a principal shareholder and member of the Board, whereby we repaid $200,000 in outstanding principal and accrued interest against debt obligations incurred to Mr. Crane during fiscal 2001 and issued Mr. Crane an unsecured convertible note for the remaining $469,984 aggregate principal balance. The note accrued interest at the prime rate plus two percent, was immediately convertible at Mr. Crane's option into common stock of our at a rate of $1.00 per share, and was to become due and payable on August 1, 2003. In connection with the preceding agreement, we issued Mr. Crane 40,000 common shares and warrants allowing him to purchase 134,000 additional common shares at $1.00 per share. The agreement further stipulated that for every subsequent quarter the note remained outstanding that we would issue Mr. Crane additional warrants for the purchase of 23,500 common shares at $1.00 per share. The aggregate fair value assigned to the common shares and warrants of $322,159 was recognized by the Company as a financing cost in fiscal 2002. During fiscal 2003, Mr. Crane agreed to convert the $469,984 principal balance, as well as $58,622 in accrued interest thereon, into 5,286,060 common shares, concurrent with a private placement by us of our common stock to unrelated parties at $0.10 per share. As of June 30, 2004, Mr. Crane owned warrants to purchase 47,000 shares of our common stock exercisable at $1.00 per share, of which 23,500 terminated unexercised on August 1, 2004 and 23,500 terminate on November 1, 2004.

                          SECURITY OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT (1)

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of October 18, 2004 by (a) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (b) each director, (c) each officer listed in the Summary Compensation Table (see "Executive Compensation") and (d) all current directors and executive officers as a group. A person is also deemed to be a beneficial owner of any securities to which the person has the right to acquire beneficial ownership within sixty days. All shares are subject to the named person's sole voting and investment power unless otherwise indicated.

                                                                                  SHARES         PERCENT OF SHARES
                                                                               BENEFICIALLY        BENEFICIALLY
         NAME AND  ADDRESS OF BENEFICIAL OWNER (2)                                OWNED              OWNED (3)
         -----------------------------------------------------------           ------------      -----------------
         DIRECTORS AND OFFICERS

             Christopher Maus (4).....................................           9,966,131                 4.86%

             Michael Crane (5)........................................           6,816,426                 3.42%

             Robert Boyle (6).........................................           1,148,033          Less than 1%

             William Gridley (7)......................................           1,032,333          Less than 1%

             Neil Luckianow...........................................             166,667          Less than 1%

             Edward Siemens (8).......................................           2,820,631                 1.40%

             Jackson Connolly (9).....................................           1,364,327          Less than 1%

             Nikki Nessan (10)........................................             666,613          Less than 1%
                                                                                ----------          ------------

             ALL DIRECTORS AND OFFICERS AS A GROUP (8 PERSONS) (11)....         23,981,161                11.47%
                                                                                ----------          ------------

         OTHER BENEFICIAL OWNERS:

             RAB Europe Fund Limited (12)..............................         22,100,000                 9.99%
                 c/o RAB Capital Limited
                 No. 1 Adam Street
                 London W2CN 6LE
                 United Kingdom

----------
(1) Based upon information furnished to us by the beneficial owners or otherwise obtained from our stock transfer books.

(2) Unless otherwise indicated, the business address for each beneficial owner is c/o Lifestream Technologies, Inc., 510 Clearwater Loop, Suite 101, Post Falls, Idaho 83854.

(3) Percentage of ownership includes 199,268,735 actual shares of Common Stock outstanding on October 18, 2004. Shares of Common Stock subject to stock options or warrants that are currently exercisable or will become exercisable after 60 days after October 18, 2004, and shares of Common Stock subject to convertible term notes that are currently convertible or will become convertible within 60 days of October 18, 2004, are deemed outstanding for computing the beneficial ownership percentage of the person or group holding such options, warrants and notes, but are not deemed outstanding for computing the percentage of any other person or group.

(4)  Includes 5,706,597 shares issuable upon exercise of options.

(5)  Includes 95,500 shares issuable upon exercise of options.

(6)  Includes 122,000 shares issuable upon exercise of options.

(7)  Includes 72,000 shares issuable upon exercise of options.

(8)  Includes 2,142,532 shares issuable upon exercise of options.

(9)  Includes 1,165,993 shares issuable upon exercise of options.

(10) Includes 664,613 shares issuable upon exercise of options.

(11) Includes 9,969,235 shares issuable upon exercise of options.

(12) RAB Europe Fund Ltd. owns convertible term notes of ours that can be converted into 76,800,000 shares of our Common Stock. RAB Europe Fund Ltd. does not have the right to convert any debt, to the extent such conversion would cause RAB Europe Fund Ltd., together with its affiliates, to have acquired a number of shares of our Common Stock during the 60-day period ending on the date of conversion which, when added to the number of shares of our Common Stock held at the beginning of such 60-day period, would exceed 9.99% of the number of shares of our Common Stock then outstanding. The number of shares beneficially owned by RAB Europe Fund Ltd., in the table above, reflects this limitation.

                            DESCRIPTION OF SECURITIES

Lifestream is currently authorized to issue up to 750,000,000 shares of common stock, par value $.001 per share and 15,000,000 shares of preferred stock, par value $.001 per share. As of the date of this prospectus, there are 169,325,276 shares of common stock and no shares of preferred stock outstanding.

On December 1, 2003, a special meeting of our stockholders was held, at which, stockholders authorized an increase in the number of shares of common stock we are authorized to issue from 100,000,000 to 250,000,000. On the October 15, 2003 record date for the meeting, there were 99,741,024 shares of common stock issued and outstanding. At the meeting, holders of 74,504,565 shares of common stock were present, in person or by proxy. Of the shares present, 72,982,396 shares were voted in favor of the increase in authorized shares, 1,371,492 shares were voted against the increase and 150,677 shares abstained.

On April 28, 2004, a special meeting of our stockholders was held, at which, stockholders authorized an increase in the number of shares of common stock we are authorized to issue from 250,000,000 to 750,000,000. On the March 4, 2004 record date for the meeting, there were 154,475,276 shares of common stock issued and outstanding. At the meeting, holders of 108,649,129 shares of common stock were present, in person or by proxy. Of the shares present, 104,064,854 shares were voted in favor of the increase in authorized shares, 4,327,267 shares were voted against the increase and 257,008 shares abstained.

COMMON STOCK

Subject to the dividend rights of preferred stockholders, common stockholders share dividends on a proportionate basis, as may be declared by the board of directors. Upon our liquidation, dissolution or winding up, after payment to creditors and holders of our outstanding preferred stock, our remaining assets, if any, would be divided proportionately on a per share basis among the holders of our common stock.

Each share of our common stock has one vote. Holders of our common stock do not have cumulative voting rights. This means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. In that event, the holders of the remaining shares will not be able to elect any directors. Our by-laws provide that a majority of the outstanding shares of our common stock are a quorum to transact business at a stockholders' meeting. Our common stock has no preemptive, subscription or conversion rights. Also, our common stock is not redeemable.


PREFERRED STOCK

We are authorized to issue a total of 15,000,000 shares of preferred stock, par value $.001 per share. Our board of directors may issue preferred stock by resolutions, without any action of the stockholders. These resolutions may authorize issuance of preferred stock in one or more series. In addition, the board of directors may fix and determine all privileges and rights of the authorized preferred stock series including:

     o    dividend and liquidation preferences,

     o    voting rights,

     o    conversion privileges, and

     o    redemption terms.

We include preferred stock in our capitalization to improve our financial flexibility. However, we could use preferred stock to preserve control by present management, in the event of a potential hostile takeover. In addition, the issuance of large blocks of preferred stock could have a dilutive effect to existing holders of our common stock.

We have neither created any series of preferred stock nor issued any shares of preferred stock as of the date of this prospectus.

TRANSFER AGENT

The transfer agent for the shares of our common stock is Nevada Agency and Trust Company, 50 West Liberty, Suite 880, Reno, Nevada 89501.

                            SELLING SECURITY HOLDERS

SEPTEMBER 2003 TRANSACTION OVERVIEW

On September 10, 2003, Lifestream entered into a securities purchase agreement with Palisades Master Fund LP, Alpha Capital AG, Crescent International Ltd., Bristol Investment Fund, Ltd., Gryphon Master Fund, LP, Ellis International Ltd., Congregation Mishkan Sholom and Lucrative Investments. The securities purchase agreement provided for the purchase and sale of our convertible debentures in the aggregate amount of approximately $3.35 million. Under the terms of the agreement, Lifestream received approximately $3,067,000 million, net of an 8% finder's fee and legal and other expenses.

These convertible debentures mature and the outstanding principal is payable on September 10, 2006. Interest at the rate of 8% per annum, is payable quarterly, on the last day of March, June, September and December of each year, commencing September 30, 2003. Interest is payable in cash or shares of our common stock under certain circumstances. The debentures may not be prepaid without the prior written consent of the debenture holder.

The debentures are convertible immediately by the investors, in whole or in part, into shares of Lifestream common stock at an initial conversion price of $0.13. In the event that the volume weighted average price of our common stock exceeds $0.13 by more than 250%, we have the right to require the debenture holders to convert their debentures.

The conversion price of the debentures is subject to adjustment in the event of:

     o    stock splits, dividends and combinations;

     o    distributions on account of our common stock; and/or

     o our issuance of additional common stock at less than the conversion price of the debenture on the date of issuance or less than the fair market value of our common stock on the date of issuance.

For so long as the debentures are outstanding, we have agreed that we will not effect a variable rate financing transaction in which we issue securities convertible or exchangeable into shares of our common stock at a fluctuating conversion or exchange rate, or that provides for a reset of the exchange or conversion rate in the future.

In connection with the securities purchase agreement dated September 10, 2003 we issued common stock purchase warrants to the purchasers of the convertible debentures to purchase an aggregate of 12,884,615 shares of our common stock. The warrants are exercisable:

     o    at a price of $0.2144 per share;

     o    during the two years terminating September 10, 2005; and

     o on a cashless basis, whereby the holder, rather than pay the exercise price in cash, may surrender a number of warrants equal to the exercise price of the warrants being exercised. The cashless basis exercise is only available if a registration statement for these shares is not effective prior to September 10, 2004.

The number of shares issuable upon exercise of the warrants, and the exercise price, is subject to adjustment in the event of:

     o subdivisions, combinations, stock dividends, mergers and/or reclassifications of our common stock;

     o    mergers;

     o    certain distributions on account of our common stock; and/or

     o our issuance of additional common stock at less that the exercise price of the warrants on the date of issuance or less than the fair market value of our common stock on the date of issuance.

Resale of the shares of our common stock issued and issuable under the September 10, 2003 securities purchase agreement is covered by this prospectus. As of the date of this prospectus, 16,853,770 shares issued or issuable under the September 10, 2003 securities purchase agreement remain available for resale. The registration statement of which this prospectus forms a part includes 150% of the number of shares issuable upon conversion of debentures and exercise of warrants to protect against future declines in the market price for our shares.

On January 13, 2004, we entered into an exchange agreement with each holder of our convertible debentures that were issued in September 2003. Under the exchange agreement, each debenture holder agreed to exchange the principal amount of its debenture for shares of our common stock, at the rate of $0.09 of debenture principal per share of common stock. Holders could not convert their debentures to the extent that conversion would result in the holders' beneficial ownership of 4.99% or more of our then outstanding common shares. Accrued but unpaid interest of $149,659 related to these debentures was paid at the time of the exchange by the issuance of additional shares of common stock at the rate of $0.09 per share. Accordingly, in January 2004 we issued 32,427,204 shares of common stock upon exchange of debenture principal in the amount of $2,975,624 and the payment of accrued but unpaid interest of $149,659. Additionally, we issued 2,227,807 shares of common stock to adjust the conversion rate applied to $175,000 of principal previously converted by a debenture holder to the $0.09 rate stated in the exchange agreement.

FEBRUARY 2004 TRANSACTION OVERVIEW

On February 19, 2004, Lifestream entered into a securities purchase agreement with Palisades Master Fund LP, Alpha Capital AG, Crescent International Ltd. and Bristol Investment Fund, Ltd. The securities purchase agreement provided for the purchase and sale of our convertible debentures in the aggregate amount of $2,775,000. Under the terms of the agreement, Lifestream received $2,077,592, net of an 8% placement agent fee and legal and other expenses. The purchase price for the convertible debentures gives effect to an original issue discount of approximately $500,000, the amount of which was withheld from the proceeds at the time of the closing of the financing.

In March 2004, we issued an additional $122,000 of convertible debentures to a private investor from which we received $100,000 in net proceeds after an original issue discount of $22,000. The terms of these convertible debentures issued in March 2004 are identical to those of the February 19, 2004 private offering.

The above convertible debentures mature and the outstanding principal is payable on February 19, 2006. The debentures may not be prepaid without the prior written consent of the debenture holder.

The debentures are convertible immediately by the investors, in whole or in part, into shares of Lifestream common stock at an initial conversion price of $0.05.

The number of shares issuable upon conversion of the debentures and the conversion price is subject to adjustment in the event of:

     o stock splits, subdivisions, dividends and combinations and/or reclassifications or our common stock;

     o    distributions on account of our common stock; and/or

     o our issuance of additional common stock at less than the conversion price of the debenture on the date of issuance or less than the fair market value of our common stock on the date of issuance.

In connection with these February 19, 2004 and March 2004 financing transactions, we issued common stock purchase warrants to the purchasers of the convertible debentures to purchase an aggregate of 17,381,999 shares of our common stock. The warrants are exercisable:

     o    at a price of $0.065 per share;

     o    during the nineteen-month period terminating September 19, 2005; and

     o on a cashless basis, whereby the holder, rather than pay the exercise price in cash, may surrender a number of warrants equal to the exercise price of the warrants being exercised. The cashless basis exercise is only available if a registration statement for 125% of these shares is not effective prior to February 19, 2005.

The number of shares issuable upon exercise of the warrants, and the exercise price, is subject to adjustment in the event of:

     o subdivisions, combinations, stock dividends, mergers and/or reclassifications of our common stock;

     o    mergers;

     o    certain distributions on account of our common stock; and/or

     o our issuance of additional common stock at less that the exercise price of the warrants on the date of issuance or less than the fair market value of our common stock on the date of issuance.

We have the right to call the warrants in the event that the average closing price of our common stock exceeds 200% of the exercise price for a consecutive 20-day trading period.

Resale of the shares of our common stock issuable upon conversion of the convertible debentures and exercise of the warrants is covered by this prospectus.

In connection with this transaction, participating warrant holders agreed to exercise previously outstanding warrants held by them to the extent such exercise would not result in any participants' beneficial ownership of 4.9% or more of our then outstanding common shares. Through September 30, 2004, 6,538,461 of these warrants have been exercised resulting in approximately $327,000 in net proceeds to us. An additional 3,076,923 warrants have not yet been exercised.

An agreement relating to the February 2004 and March 2004 transactions required that we obtain the unanimous approval of the debenture holders prior to the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of our common stock until less than 20% of the principal remains outstanding on the debentures. The agreement further stipulates that each debenture holder has a right of first refusal to participate in any new financing transaction consented to for a one year period ending after effectiveness of the registration statement.

We agreed to file a registration statement covering 125% of the number of shares issuable upon exercise of the convertible debentures and warrants issued in the February 2004 and March 2004 transactions, as well as 125% of our good faith estimate of the number of shares that may be issued in the event the option described above is exercised. This prospectus covers the resale of all of such shares. As of the date of this prospectus, 50,322,000 shares issued or issuable under the February 19, 2004 securities purchase agreement and related transactions remain available for resale. The registration statement of which this prospectus forms a part includes 125% of the number of shares issuable upon conversion of debentures and exercise of warrants to protect against future declines in the market price for our shares.

OTHER SHARES COVERED BY THIS PROSPECTUS

This prospectus also covers an aggregate of 1,657,644 shares of our common stock issued to nine persons during the period from October 7, 2003, to May 17, 2004. These shares were issued as follows:

     o On October 7, 2003, we issued 384,410 shares of our common stock to Gardner Groff, a patent law firm, in satisfaction of $82,648 in unpaid legal fees and related accrued interest. As of the date of this prospectus, 100,000 of the shares remain available for resale.

     o On October 27, 2003, we issued 575,000 shares of common stock (515,590 of which are covered by this prospectus) to Mehrman Law, a patent law firm, in satisfaction of $36,250 in unpaid legal fees and $50,000 as a non-refundable flat-fee payment for legal services to be rendered. As of the date of this prospectus, 515,590 of the shares remain available for resale.

     o On January 21, 2004, we issued 250,000 shares of our common stock to HPC Capital Management in exchange for investment banking services and research coverage. As of the date of this prospectus, 250,000 of the shares remain available for resale.

     o On January 7, 2004, we issued a total of 975,669 restricted shares of our common stock to Christopher Maus, Brett Sweezy, Edward Siemens, Jackson Connolly, Craig Coad, Geralyn Vance, Matthew Colbert, and Shirley Vesser, as payment for $107,280 in compensation expense. As of the date of this prospectus, 560,668 of the shares remain available for resale.

     o On May 17, 2004, we issued 350,000 shares to Brett Sweezy, a consultant and our former Chief Financial Officer, whereby Mr. Sweezy forgave his one-year time period to exercise stock options obtained during his employment with us. As of the date of this prospectus, 231,386 of the shares remain available for resale.

OWNERSHIP TABLE

The following table sets forth:

     o    the name of each selling security holder;

     o the amount of common stock owned beneficially by each selling security holder (which includes those shares underlying the convertible debentures) notwithstanding the contractual limitation on each selling security holder that they may not beneficially own more than 4.99% of our common stock at any time;

     o the number of shares that may be offered by each selling security holder pursuant to this prospectus;

     o the number of shares to be owned by each selling security holder assuming sale of the shares covered by this prospectus; and

     o the percentage of our common stock to be owned by each selling security holder assuming sale of the shares covered by this prospectus (based on 101,000,434 shares of common stock of Lifestream outstanding as of the date of this prospectus), as adjusted to give effect to the issuance of shares upon the exercise of the named selling security holder's warrants, but no other person's warrants.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities that the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus, but will not sell any other shares of our common stock that they presently own.

                                                                            NUMBER OF         NUMBER OF
                                               NUMBER OF SHARES           SHARES TO BE      SHARES OWNED        PERCENT AFTER
    NAME OF SELLING SECURITY HOLDER           BENEFICIALLY OWNED             OFFERED        AFTER OFFERING         OFFERING
    -------------------------------           ------------------          ------------      --------------      -------------
Palisades Master Fund L.P.                      21,125,000 (1) (10)        21,125,000                    0            --
Crescent International Ltd.                     29,412,204 (2) (10)        29,412,204                    0            --
Alpha Capital Ltd.                              14,090,077 (3) (10)        14,090,077                    0            --
Ellis International Ltd.                         1,153,847 (4) (10)         1,153,847                    0            --
Bristol Investment Fund, Ltd.                    7,325,000 (5) (10)         7,325,000                    0            --
Congregation Mishkan Sholom                        576,923 (6) (10)           576,923                    0            --
Gryphon Master Fund, LP                          4,242,835 (7) (10)         4,242,835                    0            --
Lucrative Investments                              288,462 (8) (10)           288,462                    0            --
HPC Capital Management                             250,000                    250,000                    0            --
Mercer Management                               13,933,726 (9)              3,965,000            9,968,726           4.7%
Gardner Groff, P.C.                                100,000                    100,000                    0            *
Michael J. Mehrman                               1,428,875                    515,590              913,285            *
Christopher Maus                                 9,966,131 (11)               239,167            9,726,964           4.6%
Brett Sweezy                                       331,386                    231,386              100,000            *
Ed Siemens                                       2,820,631 (12)               196,500            2,624,131           1.2%
Gerri Vance                                        691,144 (13)                41,667              649,477            *
Matt Colbert                                       320,576 (14)                41,667              278,909            *
Shirley Vesser                                     358,070 (15)                41,667              316,403            *
                                               -----------                 ----------           ----------           ---
TOTAL                                          108,414,887                 83,836,992           24,577,895
                                               ===========                 ==========           ==========           ===

----------
 *   less than 1%

(1) Includes 8,750,000 shares underlying convertible debentures and 9,375,000 shares underlying common stock purchase warrants.

(2) Includes 12,200,000 shares underlying convertible debentures and 8,275,385 shares underlying common stock purchase warrants.

(3) Includes 10,675,000 shares underlying convertible debentures and 3,202,500 shares underlying common stock purchase warrants.

(4)  Includes 1,153,847 shares underlying common stock purchase warrants.

(5) Includes 2,750,000 shares underlying convertible debentures and 4,575,000 shares underlying common stock purchase warrants.

(6)  Includes 576,923 shares underlying common stock purchase warrants.

(7)  Includes 2,884,616 shares underlying common stock purchase warrants.

(8)  Includes 288,462 shares underlying common stock purchase warrants.

(9) Includes 3,050,000 shares underlying convertible debentures and 915,000 shares underlying common stock purchase warrants.

(10) The selling security holder's beneficial ownership is contractually limited to 4.99% of our issued and outstanding stock. Under our agreement with the selling security holder, the number of shares in the table includes 25 -50% more than the number of shares issuable upon conversion of the debentures and upon exercise of the warrants, in order to protect against future declines in the market price for our shares.

(11) Includes 5,706,597 shares underlying common stock purchase options.

(12) Includes 2,142,532 shares underlying common stock purchase options.

(13) Includes 548,286 shares underlying common stock purchase options.

(14) Includes 177,718 shares underlying common stock purchase options.

(15) Includes 211,212 shares underlying common stock purchase options.

Lifestream agreed to pay for all costs and expenses in the issuance, offer, sale and delivery of the shares of our common stock. These include all expenses and fees of preparing, filing and printing the registration statement and mailing of these items. Lifestream will not pay selling commissions and expenses for any sales by the selling security holders, but will indemnify the selling security holders against civil liabilities including liabilities under the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o    settlement of short sales;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares, commissions as described above.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424 (b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

                                  LEGAL MATTERS

Schneider Weinberger & Beilly LLP has reviewed the validity of the issuance of the shares of common stock offered by this prospectus. Schneider Weinberger & Beilly LLP is located at 2200 Corporate Blvd., NW, Boca Raton, Florida 33431.

                                     EXPERTS

The financial statements of Lifestream Technologies, Inc. as of and for the fiscal years ended June 30, 2004 and 2003, appearing in this prospectus have been audited by BDO Seidman, LLP, independent registered public accountants, to the extent and for the periods set forth in their report (which contained an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

We have filed with the SEC the registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement, and these statements are qualified in their entirety by reference to the contract or document.

The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC's regional offices located at New York, New York and Chicago, Illinois. You may request copies of these documents by writing to the Securities and Exchange Commission and paying the required fee for copying. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of their public reference rooms. Copies of our filings are also available at the Securities and Exchange Commission website at http://www.sec.gov.

The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system. Following the effective date of the registration statement relating to this prospectus, we will continue to be subject to the reporting requirements of the Exchange Act and in accordance with these requirements, will continue to file annual, quarterly and special reports, and other information with the SEC. We also intend to furnish our stockholders with annual reports containing audited financial statements and other periodic reports as we think appropriate or as may be required by law.

Copies of our SEC filings and other information about us are also available on our website at http://www.lifestreamtech.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            PAGE
                                                                            ----


Report of Independent Registered Public Accounting Firm..................   F-2
Consolidated Balance Sheets..............................................   F-3
Consolidated Statements of Loss..........................................   F-5
Consolidated Statements of Changes in Stockholders' Deficit..............   F-6
Consolidated Statements of Cash Flows....................................   F-7
Notes to Consolidated Financial Statements...............................   F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of
Lifestream Technologies, Inc. and Subsidiaries
Post Falls, Idaho

We have audited the accompanying consolidated balance sheets of Lifestream Technologies, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of loss, changes in stockholders' deficit and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lifestream Technologies, Inc. and subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the accompanying consolidated financial statements, the Company has incurred substantial operating and net losses, as well as negative operating cash flows, since its inception. As a result, the Company has negative working capital and a stockholders' deficit, including a substantial accumulated deficit, at June 30, 2004. The aforementioned factors raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                               /s/ BDO Seidman, LLP

Spokane, Washington
August 16, 2004

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                 ASSETS (Note 2)

                                                                                        JUNE 30,
                                                                                -------------------------
                                                                                   2004           2003
                                                                                ----------     ----------
Current assets:
   Cash and cash equivalents (Note 11) ....................................     $  590,196     $1,370,126
   Restricted cash held in escrow (Note 11) ...............................         25,293             --
   Accounts receivable, net of allowance for doubtful accounts of
     $298,398 and $453,645, respectively (Notes 4 and 11) .................        495,460        269,398
   Inventories, net (Notes 5 and 11) ......................................        749,304      1,612,590
   Prepaid expenses .......................................................        164,912         38,506
                                                                                ----------     ----------
Total current assets ......................................................      2,025,165      3,290,620
Property and equipment, net (Notes 6, 11 and 12) ..........................        339,207        647,527
Patent rights, net of accumulated amortization of $1,639,794 and $1,556,851
     Notes 11 and 17) .....................................................        480,002        562,945
Deferred financing costs (Note 13) ........................................        609,467        422,897
Note receivable - officer (Note 7) ........................................             --         38,728
Other .....................................................................        158,336        115,208
                                                                                ----------     ----------
Total assets ..............................................................     $3,612,177     $5,077,925
                                                                                ==========     ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                 LIABILITIES AND STOCKHOLDERS' DEFICIT (NOTE 2)

                                                                                              JUNE 30,
                                                                                   ------------------------------
                                                                                       2004              2003
                                                                                   ------------      ------------
Current liabilities:
   Accounts payable ..........................................................     $    940,889      $  2,173,720
   Accrued liabilities (Note 9) ..............................................          827,795           766,047
   Deferred income (Note 10) .................................................               --           250,000
   Current maturities of notes payable (Note 11) .............................        1,169,031           900,000
   Current maturities of capital lease obligations (Note 12) .................           28,148           147,964
                                                                                   ------------      ------------
Total current liabilities ....................................................        2,965,863         4,237,731
Note payable, less current maturities (Note 11) ..............................               --         1,069,932
Capital lease obligations, less current maturities (Note 12) .................            5,880            42,754
Convertible notes, principal face amounts of $6,036,376 and $5,270,000,
   respectively (Note 13) ....................................................        2,703,961         2,386,082
                                                                                   ------------      ------------
Total liabilities ............................................................        5,675,704         7,736,499

Commitments and contingencies (Notes 9, 11, 12, 13, 15, 16 and 17)

Stockholders' deficit (Notes 14 and 15):
   Preferred stock, $.001 par value; 15,000,000 shares authorized; none issued
     or outstanding ..........................................................               --                --
   Common stock, $.001 par value; 750,000,000 and 100,000,000 shares authorized, respectively; 181,341,686 and 92,894,590 issued and
     outstanding, respectively ...............................................          181,342            92,895
   Additional paid-in capital ................................................       54,425,383        39,511,226
   Accumulated deficit .......................................................      (56,670,252)      (42,262,695)
                                                                                   ------------      ------------
Total stockholders' deficit ..................................................       (2,063,527)       (2,658,574)
                                                                                   ------------      ------------
Total liabilities and stockholders' deficit ..................................     $  3,612,177      $  5,077,925
                                                                                   ============      ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF LOSS

                                                                      FISCAL YEAR        FISCAL YEAR
                                                                         ENDED              ENDED
                                                                     JUNE 30, 2004      JUNE 30, 2003
                                                                     -------------      -------------
Net sales ......................................................     $   2,603,257      $  4,236,653
Cost of sales ..................................................         2,698,673         3,516,827
                                                                     -------------      ------------
Gross profit (loss) ............................................           (95,416)          719,826
                                                                     -------------      ------------
Operating expenses:
     Sales and marketing .......................................         2,142,092         1,003,543
     General and administrative ................................         2,672,043         3,245,396
     Product research and development ..........................            57,510           296,963
     Depreciation and amortization .............................           309,656           442,432
     Loss on disposal of equipment .............................            87,756            12,969
                                                                     -------------      ------------
Total operating expense ........................................         5,269,057         5,001,303
                                                                     -------------      ------------
Loss from operations ...........................................        (5,364,473)       (4,281,477)
                                                                     -------------      ------------
Non-operating income (expense):
     Interest income ...........................................             8,476            17,624
     Amortization of convertible notes discount (Note 13) ......        (5,798,503)       (1,703,431)
     Interest and financing expenses (Notes 11 and 13) .........        (2,662,394)       (1,733,437)
     Amortization of deferred financing costs (Notes 11 and 13)           (815,838)         (349,835)
     Gain on unexercised option and purchase agreement (Note 10)           250,000                --
     Other, net ................................................           (24,825)          (56,389)
                                                                     -------------      ------------
Total non-operating expense, net ...............................        (9,043,084)       (3,825,468)
                                                                     -------------      ------------
Net loss .......................................................     $ (14,407,557)     $ (8,106,945)
                                                                     =============      ============

Net loss per common share - basic and diluted ..................     $       (0.11)     $      (0.24)
                                                                     =============      ============

Weighted average number of common shares outstanding -
   basic and diluted ...........................................       127,862,844        33,229,702
                                                                     =============      ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                                                                                  ADDITIONAL
                                                          COMMON STOCK              PAID-IN        ACCUMULATED
                                                       SHARES        AMOUNT         CAPITAL          DEFICIT            TOTAL
                                                    -----------     --------     ------------      ------------      ------------
Balances as of July 1, 2002 ...................      24,967,997     $ 24,968     $ 32,805,527      $(34,155,750)     $ (1,325,255)

Common stock issued for cash, net of issuance
   costs (Note 14) ............................      34,837,500       34,838        3,448,912                --         3,483,750

Common stock issued for services (Note 14) ....       4,567,140        4,567          468,397                --           472,964

Common stock issued upon conversion of
   convertible debt and accrued interest (Note
   14) ........................................      22,901,730       22,902        2,267,272                --         2,290,174

Common stock issued in settlement of a stock
   purchase agreement dispute (Note 14) .......       1,040,816        1,041           (1,041)               --                --

Retroactive issuance of additional note
   conversion shares to a principal shareholder
   (Note 14) ..................................       4,579,407        4,579          453,362                --           457,941

Compensatory stock options issued for services
   (Note 15) ..................................              --           --           68,797                --            68,797

Net loss ......................................              --           --               --        (8,106,945)       (8,106,945)
                                                    -----------     --------     ------------      ------------      ------------

Balances as of June 30, 2003 ..................      92,894,590       92,895       39,511,226       (42,262,695)       (2,658,574)

Common stock issued for services (Note 14) ....       1,505,844        1,506          204,981                --           206,487

Common stock issued for loan issuance costs
   (Note 11) ..................................       2,593,333        2,593          189,107                --           191,700

Common stock issued to employees for services
   (Note 14) ..................................         975,669          976          116,105                --           117,081

Common stock issued for cash upon conversion of
   warrants, net of issuance costs (Note 14) ..       6,538,461        6,538          320,385                --           326,923

Common stock issued upon conversion of
   convertible debt and accrued interest
    (Note 14) .................................      76,833,789       76,834        6,107,690                --         6,184,524

Beneficial conversion feature and fair value of
   warrants issued with the convertible debt
   (Notes 13 and 14) ..........................              --           --        7,975,889                --         7,975,889

Net loss ......................................              --           --               --       (14,407,557)      (14,407,557)
                                                    -----------     --------     ------------      ------------      ------------

Balances as of June 30, 2004 ..................     181,341,686     $181,342     $ 54,425,383      $(56,670,252)     $ (2,063,527)
                                                    ===========     ========     ============      ============      ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               FISCAL YEAR       FISCAL YEAR
                                                                                  ENDED             ENDED
                                                                             JUNE 30, 2004     JUNE 30, 2003
                                                                             -------------     -------------
Cash flows from operating activities:
   Net loss ............................................................     $(14,407,557)     $(8,106,945)
   Non-cash items:
     Depreciation and amortization of property and equipment and patent
       and license rights ..............................................          309,656          442,432
     Amortization of convertible debt discount (Note 13) ...............        5,798,503        1,703,431
     Amortization of deferred financing costs (Notes 11 and 13) ........          815,838          349,835
     Provision for (recovery of) doubtful accounts .....................         (155,247)         407,905
     Increase (reduction) in inventory valuation allowance .............         (353,759)         315,734
     Bonus compensation applied to note receivable - officer (Note 7) ..           38,728               --
     Loss on disposal of equipment .....................................           87,756           12,969
     Retroactive issuance of additional note conversion shares to a
       principal shareholder as an inducement (Note 14) ................               --          457,941
     Issuances of compensatory common stock, options and warrants for
       employee and non-employee services (Note 14) ....................          323,568          296,922
     Beneficial conversion feature of convertible debt issued to related
       party (Note 13) .................................................        1,728,889               --
   Net changes in assets and liabilities:
     Accounts receivable ...............................................          (70,815)        (369,285)
     Inventories .......................................................        1,217,045          658,301
     Prepaid expenses ..................................................         (126,406)         107,607
     Accounts payable ..................................................       (1,232,831)         802,345
     Accrued liabilities ...............................................          765,648          461,075
     Deferred income (Note 10) .........................................         (250,000)         250,000
     Change in other non-current assets ................................          148,572             (423)
                                                                             ------------      -----------
Net cash used in operating activities ..................................       (5,362,412)      (2,210,156)
                                                                             ------------      -----------
Cash flows from investing activities:
   Capital expenditures ................................................           (6,149)         (16,407)
                                                                             ------------      -----------
Net cash used in investing activities ..................................           (6,149)         (16,407)
                                                                             ------------      -----------
Cash flows from financing activities:
   Proceeds from issuances of convertible notes, net (Note 13) .........        5,244,592               --
   Proceeds from sales of common stock  (Note 14) ......................          326,923        3,483,750
   Payments on capital lease obligations (Note 12) .....................         (156,690)         (42,527)
   Payments of borrowings under credit facility (Note 11) ..............               --         (251,086)
   Payments on notes payable (Note 11) .................................         (800,901)         (33,302)
   Payments on convertible notes (Note 13) .............................               --         (750,000)
   Restricted cash equivalent (Note 11) ................................          (25,293)         600,000
                                                                             ------------      -----------
Net cash provided by financing activities ..............................        4,588,631        3,006,835
                                                                             ------------      -----------
Net increase (decrease) in cash and cash equivalents ...................         (779,930)         780,272
Cash and cash equivalents at beginning of year .........................        1,370,126          589,854
                                                                             ------------      -----------
Cash and cash equivalents at end of year ...............................     $    590,196      $ 1,370,126
                                                                             ============      ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               FISCAL YEAR       FISCAL YEAR
                                                                                  ENDED             ENDED
                                                                             JUNE 30, 2004     JUNE 30, 2003
                                                                             -------------     -------------
Supplemental schedule of cash activities:
   Interest paid in in cash ............................................     $  264,277        $  459,398

Supplemental schedule of non-cash  financing activities:
   Discount on beneficial conversion feature and fair value of
     detachable stock warrants (Note 13) ...............................     $6,247,000        $       --
   Convertible notes and accrued interest converted to common
     stock (Note 14) ...................................................     $6,184,524        $2,290,174
   Issuance of common stock in exchange for financing costs
      (Notes 11 and 14) ................................................     $  191,700        $  807,941

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 LIFESTREAM TECHNOLOGIES, INC., AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    NATURE OF BUSINESS AND ORGANIZATIONAL STRUCTURE
Lifestream Technologies, Inc., together with its wholly-owned subsidiaries (the "Company"), is a Nevada corporation headquartered in Post Falls, Idaho, and is a marketer of a proprietary cholesterol monitor for at-home use by health conscious consumers and at-risk medical patients. Through regular monitoring of one's total cholesterol level, an individual can continually assess their susceptibility to developing cardiovascular disease. Once diagnosed with an elevated total cholesterol level, regular at-home testing with one of our cholesterol monitors enables a patient to readily ascertain the benefits derived from diet modification, an exercise regimen and/or a drug therapy, thereby reinforcing their continuing compliance with an effective cholesterol-lowering program. The Company also markets and sells dry-chemistry test strips utilized with its cholesterol monitor for measuring total cholesterol.

The Company's current base of customers primarily consists of national and regional drug store chains, and, to a lesser extent, pharmacy-featuring grocery store chains, specialty catalog and internet-based direct marketers and independent pharmacies throughout the United States.

2.    SUBSTANTIAL DOUBT REGARDING THE COMPANY'S ABILITY TO CONTINUE
      AS A GOING CONCERN
The Company has incurred substantial operating and net losses, as well as negative operating cash flow, since its inception. As a result, the Company continued to have significant working capital and stockholders' deficits including a substantial accumulated deficit at June 30, 2004. In recognition of such, its independent registered public accountants included an explanatory paragraph in their report on the Company's consolidated financial statements for the fiscal years ended June 30, 2004 and 2003, that expressed substantial doubt regarding the Company's ability to continue as a going concern.

In order to address the Company's ability to continue as a going concern, it has initiated or completed the following financing activities:
    o On September 13, 2003, the Company completed a private placement offering of $3,350,000 in unsecured convertible debentures from which it received $3,067,000 in net cash proceeds;
    o On February 19, 2004, the Company completed an additional private placement offering of $2,775,000 in unsecured convertible debentures from which it received $2,077,592 in net cash proceeds;
    o On March 1, 2004, the Company received $100,000 in net proceeds from the issuance of an unsecured convertible debenture in the principal amount of $122,000;
    o On April 28, 2004, the Company's shareholders elected to increase its authorized common shares to 750 million shares for use in future financing transactions; and
    o During the second half of fiscal 2004, the Company received approximately $327,000 in proceeds from the exercise of warrants issued in connection with prior financings.

With respect to the Company's sales, gross margins and operating expenses, it has:
    o Continued to reduce the cost of its current cholesterol monitor and expects to realize improved gross margins;
    o Depleted the remaining inventory of its higher-cost, predecessor device during fiscal 2004;
    o Continued negotiations with a major retailer, as well as smaller retailers, to sell its products;
    o Developed a continuing education program implemented in the first quarter of fiscal 2005 to broaden awareness and educate pharmacists on the benefits of the it's products;
    o Developed a consumer point-of-sale awareness program for those patients purchasing certain cholesterol-lowering prescriptions, which is currently being tested;
    o Continued to conduct marketing activities it began in October 2003, primarily targeted radio advertising;
    o Continued to support and monitor the Medicare reimbursement considerations of the federal government for cholesterol testing;
    o    Continued to operate with a core staff of only 19 employees; and
    o Continued to implement cost-cutting measures to reduce administrative, research and development costs.

The Company will continue to require additional financing to fund its longer-term operating needs, including continuing marketing activities to build broad public awareness of its cholesterol monitor. The amount of additional funding needed to support the Company until that point in time at which it forecasts that its business will become self-sustaining from internally generated cash flow is highly dependent upon the Company's ability to continue conducting marketing activities and the success of these campaigns on increasing awareness to consumers and pharmacists.

Should the Company be unsuccessful in any of the initiatives or matters discussed above, its business, and, as a result, its consolidated financial position, results of operations and cash flow will likely be materially adversely impacted, the effects from which it may not recover.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
These consolidated financial statements include the operations of the Company and its two wholly-owned subsidiaries, Lifestream Diagnostics, Inc. and Secured Interactive Technologies, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR-END
The Company's fiscal year-end is June 30. References to a fiscal year refer to the calendar year in which such fiscal year ends.

USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

RECLASSIFICATIONS
Certain amounts in the consolidated financial statements for the prior fiscal year have been reclassified to be consistent with the current fiscal year's presentation.

CASH AND CASH EQUIVALENTS
Cash equivalents consist of highly liquid debt instruments with a maturity date of three months or less at the date of purchase. The Company maintains its cash and cash equivalents with high quality financial institutions thereby minimizing any associated credit risks.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company records an allowance for doubtful accounts based on specifically identified amounts that the Company believes to be uncollectible and those accounts that are past due beyond a certain date. If actual collections experience changes, revisions to the allowance may be required. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

INVENTORIES
Inventories, which primarily consist of component parts, dry-chemistry test strips, assembled devices and related supplies, are stated at the lower of first-in, first-out cost or market. The Company records an allowance for obsolete inventory based on a)specifically identified component parts the Company believes will no longer be utilized in its current model of cholesterol monitor and b) based upon specifically identified finished goods the Company believes will not be sold prior to its expiration date.

PATENT RIGHTS
Direct costs incurred in acquiring each patent right have been capitalized and are being subsequently amortized into operating results on a straight-line basis over seventeen years, such period being equal to both the statutory and estimated useful life of each respective patent. Management, on at least a quarterly basis, evaluates the patents for impairment by comparing the related estimated future cash flows, on an undiscounted basis, to its net book value. Factors considered in estimating future cash flows include the status of current litigation surrounding its most significant patent, the likelihood of development or sale of the patent (if unutilized), and likely cash flows from royalties to be received from others for use of the patented technology. If impairment is indicated, the net book value is reduced to an amount equal to the estimated future cash flows, on an appropriately discounted basis.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost. Cost includes expenditures for major additions and improvements as well as any incremental interest costs incurred during the period in which activities necessary to get the asset ready for its intended use are in progress. Maintenance and repairs which do not extend the useful life of the related property or equipment are charged to operations as incurred. The provision for related depreciation has been computed using the straight-line method over the following estimated useful lives: production machinery and equipment - five years; technology hardware and software - three years; and office furniture and equipment - five years. The provision for related amortization is computed using the straight-line method over the shorter of the estimated useful lives of the leasehold improvements, being five years, or the contractual lives of the underlying capital leases.

The net book value of property and equipment sold or retired is removed from the asset and related depreciation and amortization accounts with any resulting net gain or loss included in the determination of net loss.

DEFERRED FINANCING COSTS
Deferred financing costs are amortized using the interest method over the term of the related debt agreement.

DEFERRED INCOME TAXES
Deferred income tax assets and liabilities are recognized for the expected future income tax benefits or consequences, based on enacted laws, of temporary differences between tax and financial statement reporting. Deferred tax assets are then reduced by a valuation allowance for the amount of any tax benefits that more likely than not, based on current circumstances, are not expected to be realized.

PRODUCT WARRANTIES
The Company's products are accompanied by limited liability warranties of varying durations against defects in material or workmanship. At the time of each product's sale, the Company's management makes an estimate based on its historical experience and future expectations of the probable future cost to be incurred in honoring the accompanying warranty and accrues a corresponding liability. To date, the Company's warranty liabilities, in the aggregate, have not been material.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying values reported for cash equivalents, restricted cash equivalents, accounts receivable, accounts payable and accrued expenses materially approximated their respective fair values at each balance sheet date due to the immediate or short-term maturity of these financial instruments. The carrying values reported for non-current obligations materially approximated their respective fair values at each balance sheet date as the stated or discounted rates of interest reflected then prevailing market rates of interest.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE
The Company generates revenue primarily from sales of its cholesterol monitors and dry-chemistry test strips utilized in its cholesterol monitors. The Company recognizes a sale, including related shipping and handling income, and the cost of the sale, upon product shipment provided that all material risks and rewards of ownership are concurrently transferred to the customer, collection of the related receivable is reasonably assured, and the Company is able to reliably estimate an appropriate allowance for sales returns based on its relevent historical product experience and future expectations. In certain instances, shipments made to a retail customer may not transfer risk of ownership at the time of shipment, in which case, the revenue is not recognized until the time risks of ownership transfer, generally when the product is sold by the retailer to a consumer.

SALES RETURNS ALLOWANCE
The Company records an allowance for sales returns at the time revenue is recognized based upon historical returns as a percentage of sales, as well as future expectations on returns of test strips based upon the length of time from their expiration date at the time of sale.

MAJOR CUSTOMERS
Three customers individually accounted for approximately 21%, 12% and 10% of the Company's consolidated net sales for fiscal 2004 and approximately 37%, 13%, and 44% of accounts receivable, net at June 30, 2004, respectively. Two customers individually accounted for approximately 24% and 23% of the Company's consolidated net sales for fiscal 2003 and approximately 10% and 30% of accounts receivable, net at June 30, 2003, respectively.

ADVERTISING COSTS
The Company expenses all advertising costs as incurred. Consolidated sales and marketing expenses include advertising costs of $1,762,041 and $469,669 during fiscal 2004 and 2003, respectively.

PRODUCT RESEARCH AND DEVELOPMENT
The Company expenses all product research and development costs as incurred.

STOCK-BASED COMPENSATION
As allowed by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to retain the compensation measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and its related interpretations for stock options issued to employees. Under APB No. 25, compensation cost is recognized at the measurement date for the amount, if any, that the quoted market price of the Company's common stock exceeds the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known. No stock-based employee compensation cost is reflected in the Company's reported net losses, as all options granted had an exercise price equal to or in excess of the market value of the underlying common stock on the respective dates of grant.

If the Company had accounted for its stock-based employee compensation under the fair value recognition and measurement principles of SFAS No. 123, the Company's reported net losses would have been adjusted to the pro forma net losses presented below:

                                                          FISCAL YEARS ENDED
                                                     -----------------------------
                                                     JUNE 30, 2004     JUNE 30, 2003
                                                     -------------     -------------
Net loss, as reported ..........................     $(14,407,557)     $(8,106,945)

Add: SFAS No. 123 compensation expense..........         (878,387)      (1,609,790)
                                                     ------------      -----------

Pro forma net loss .............................     $(15,285,994)     $(9,716,735)
                                                     ============      ===========

Net loss per share:

    Basic and diluted  - as reported ...........     $      (0.11)     $     (0.24)
                                                     ============      ===========

    Basic and diluted - pro forma ..............     $      (0.12)     $     (0.29)
                                                     ============      ===========

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                       FISCAL YEARS ENDED
                                                 -------------------------------
                                                 JUNE 30, 2004     JUNE 30, 2003
                                                 -------------     -------------
Risk-free interest rate.....................          4.1%              4.3%

Expected volatility.........................        130.0%            123.9%

Expected life in years......................       5 - 10            2 - 10

Expected dividends..........................         None              None

The estimated fair values for stock options granted during 2003 ranged from $0.19 to $0.75. The estimated fair value for stock options granted during 2004 was $0.03.

NET LOSS PER SHARE
Basic and diluted net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the fiscal year. At June 30, 2004 and 2003, the Company had stock options, stock warrants and convertible debt outstanding that could potentially be exercised or converted into 118,277,677 and 64,833,575 additional common shares, respectively. Should the Company report net income in a future period, diluted net income per share will be separately disclosed giving effect to the potential dilution that could occur under the treasury stock method if these stock option, stock warrants and convertible debt were exercised or converted into common shares.

SEGMENT REPORTING
The Company's chief operating decision makers consist of members of senior management that work together to allocate resources to, and assess the performance of, the Company's business. Senior management currently manages the Company's business, assesses its performance, and allocates its resources as a single operating segment.

To date, the Company's products have been principally marketed to customers residing within the United States of America. Net sales realized from customers residing in other geographic markets were less than 1% of consolidated net sales in fiscal 2004 and 2003.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. As the Company has not had, and continues not to have, any ownership in variable interest entities, the Company's adoption of FIN 46, as required on January 31, 2003, had no impact on its consolidated financial statements.

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149, as required, on July 1, 2003, with no impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS No. 150, as required, on May 31, 2003, for financial instruments entered into or modified after such date, with no impact on its accompanying consolidated financial statements. The remaining provisions of SFAS No. 150 were effective beginning with the Company's fiscal 2004 first quarter ending September 30, 2003. The Company adopted these remaining provisions of SFAS No. 150, as required, with no impact on the consolidated financial statements.

4.    ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE
The following schedules set forth the activity in the Company's allowance for doubtful accounts receivable for the following periods:

                                                                                      FISCAL YEARS ENDED
                                                                                ----------------------------
                                                                                 JUNE 30,          JUNE 30,
                                                                                   2004              2003
                                                                                -----------      -----------
         Balance, beginning of year .......................................     $   453,645      $    91,188
         Additions to allowance ...........................................          40,189          427,617
         Deductions, net of recoveries ....................................        (195,436)         (65,160)
                                                                                -----------      -----------
         Balance, end of year .............................................     $   298,398      $   453,645
                                                                                ===========      ===========

5.    INVENTORIES, NET
Inventories, net, consist of the following:

                                                                                         JUNE 30,
                                                                                ----------------------------
                                                                                   2004              2003
                                                                                -----------      -----------
         Raw materials ....................................................     $   444,880      $ 1,203,877
         Work in process ..................................................          80,814           63,861
         Finished goods ...................................................         176,971          719,548
         Finished goods at retail locations ...............................          67,576               --
                                                                                -----------      -----------
                                                                                    770,241        1,987,286
         Less allowance for inventory obsolescence ........................         (20,937)        (374,696)
                                                                                -----------      -----------
         Inventories, net .................................................     $   749,304      $ 1,612,590
                                                                                ===========      ===========

6.    PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consists of the following:

                                                                                         JUNE 30,
                                                                                ----------------------------
                                                                                   2004              2003
                                                                                -----------      -----------
         Production machinery and equipment ...............................     $   687,735      $   889,545
         Technology hardware and software .................................         588,307          583,844
         Leasehold improvements ...........................................         368,495          368,495
         Office furniture and equipment ...................................         125,250          123,565
                                                                                -----------      -----------
                                                                                  1,769,787        1,965,449
         Less accumulated depreciation and amortization....................      (1,430,580)      (1,317,922)
                                                                                -----------      -----------
         Property and equipment, net ......................................     $   339,207      $   647,527
                                                                                ===========      ===========

7.    NOTE RECEIVABLE - OFFICER
Through fiscal 2001, the Company's Board of Directors periodically approved the advancement of funds to the Company's Chief Executive Officer. The underlying promissory note was unsecured, accrued interest at a stated interest rate of 8.75% per annum and required bi-weekly repayments of principal and interest through May 23, 2014.

Effective May 1, 2002, the Board of Directors indefinitely suspended the bi-weekly servicing requirement. The Board of Directors subsequently awarded in August 2003, the Company's Chief Executive Officer a $60,000 bonus for his fiscal 2002 performance with such bonus applied in its entirety against the outstanding note receivable balance.

On June 22, 2004 and August 29, 2003, the Board of Directors awarded the Company's Chief Executive Officer a bonus of $48,840 and $3,389 for his fiscal 2004 and 2003 performance. These bonuses were applied against the remaining outstanding principal and accrued interest of the note receivable.

8.    DEFERRED TAX ASSETS
The Company's deferred tax assets principally relate to (i) net operating loss carry-forwards that are available, within statutory annual limits, to offset future taxable income, if any, (ii) purchased software technology and (iii) compensatory stock options granted. These deferred tax assets, which approximated $17.9 million and $15.5 million at June 30, 2004 and 2003, respectively, were fully offset by valuation allowances for financial reporting purposes. At June 30, 2004, the Company had net operating loss carry-forwards of approximately $40.7 million that expire in calendar years 2006 through 2024.

9.    ACCRUED LIABILITIES Accrued liabilities consist of the following:

                                                                                      JUNE 30,
                                                                                ---------------------
                                                                                  2004         2003
                                                                                --------     --------
         Accrued royalties payable ........................................     $257,535     $104,104
         Accrued sales returns, including warranty obligations.............      238,064      103,947
         Accrued wages, benefits and related taxes ........................      184,784       79,672
         Accrued interest payable .........................................      138,759      472,413
         Accrued other ....................................................        8,653        5,911
                                                                                --------     --------
         Total accrued liabilities ........................................     $827,795     $766,047
                                                                                ========     ========

10.   OPTION AND PURCHASE AGREEMENT
Pursuant to an option and purchase agreement dated November 20, 2002, the Company received $250,000 from an unrelated party in exchange for granting them an option to purchase for an additional $500,000 a currently unutilized technology patent to which the Company claims ownership. The Company has reflected the $250,000 received as deferred income at June 30, 2003. As this option and purchase agreement subsequently expired unexercised on July 10, 2003, the Company recognized $250,000 as non-operating income during its fiscal 2004 first quarter.

11.   NOTE PAYABLE
Effective May 1, 2003, the Company renewed its then expiring revolving credit facility agreement with a financial institution. Under the new agreement, the Company's then outstanding balance of $2,197,800 was bifurcated into a $2,000,000 twenty-four month term loan ("term loan") and a $197,800 advance loan ("advance loan"). The term loan accrues interest at a fixed rate of 15% per annum and is to be repaid through the financial institution's retention of the first $75,000 of each month's assigned accounts receivable collections. The advance loan accrued interest at 15% and was repaid on March 31, 2004, through the financial institution's additional retention of 25% of each month's assigned accounts receivable collections over and beyond the initial $75,000 in collections retained to service the term loan. On March 31, 2004, the financial institution became entitled to retain ten percent of all subsequently collected accounts receivable, subject to a limitation of ten percent of the term loan's then outstanding balance, with the aggregate retentions to be returned to the Company upon its full repayment of the term loan. As of June 30, 2004, $25,293 had been retained and was being held in an escrow account. The term loan is secured and collateralized by the Company's cash and cash equivalents, accounts receivable, inventory, property and equipment and intellectual property. Should any category of collateral fall below specified percentages and margins, the financial institution will be entitled to retain additional accounts receivable collections sufficient to restore such percentages and margins. Any principal and accrued interest balances remaining on the term loan will be due and payable as a lump sum on April 1, 2005. The remaining term loan may be prepaid at any time, without penalty, at the Company's option. In consideration for extending the above loans, the Company agreed to pay an annual fee of $100,000, beginning on May 1, 2003, and upon each annual anniversary thereafter on which the term loan remains unpaid. The initial annual fee was satisfied through the issuance of 1,000,000 shares of the Company's common stock. During fiscal 2004 the Company issued 2,593,333 shares of common stock as partial payment of the annual fee for the May 1, 2004 through April 30, 2005 period and a balance of approximately $24,500 remains payable at June 30, 2004. These annual fees are amortized to deferred financing costs over the renewal period.

12.   OPERATING AND CAPITAL LEASES
The Company leases its corporate facilities as well as certain equipment under operating leases. Certain of these operating leases are noncancellable and contain rent escalation clauses. The Company incurred aggregate rent expense under operating leases of $109,117 and $128,866 during fiscal years 2004 and 2003, respectively. The Company also leases certain equipment under capital leases. The aggregate net carrying value of the underlying collateralizing assets was approximately $194,000 and $285,000 at June 30, 2004 and 2003, respectively, and depreciation of leased capital assets is charged to depreciation expense.

The future aggregate minimum lease payments under lease agreements in existence at June 30, 2004 are as follows:

                                                              OPERATING    CAPITAL
         FISCAL YEARS ENDING JUNE 30,                           LEASES      LEASES
         -------------------------------------------------------------------------
         2005 ............................................     $69,026     $30,612
         2006 ............................................       1,116       6,172
         2007 ............................................       1,116          --
         2008 ............................................       1,116          --
         2009 ............................................         372          --
         Thereafter ......................................          --          --
                                                               -------     -------
         Total lease payments ............................     $72,746      36,784
                                                               =======
         Less imputed interest ...........................                   2,756
                                                                           -------
         Present value of net minimum lease payments......                  34,028
         Less current maturities .........................                  28,148
                                                                           -------
         Total long-term capital lease obligation ........                 $ 5,880
                                                                           =======

13.   CONVERTIBLE DEBT
June through November 2001 Issuances
From June 2001 through November 2001, the Company issued unsecured convertible debentures, $3,840,000 of which remains outstanding with one debenture holder at June 30, 2004. These debentures (i) accrue interest at the prime rate plus two percent (6.25% at June 30, 2004), (ii) are currently convertible at the option of the holder into common stock of the Company at a stated rate of $0.10 per share, and (iii) become due and payable on various dates between July 1, 2006 and November 20, 2006. The holder may not convert its debentures to the extent that conversion would result in the holder's beneficial ownership of 9.99% or more of the Company's then outstanding common shares. The holder of these debentures has a one-time right to convert a portion of the debentures after the closing of any subsequent private offering at less than $0.10 per common share (limited to 9.99% ownership). The holder exercised this right during the third quarter of 2004 and converted $180,000 of principal and $60,000 of accrued interest at $0.05 resulting in $240,000 of additional expense upon conversion related to the beneficial conversion feature. The Company has the right to force conversion of the debentures if the market price of its common stock exceeds $3.00 per share for 20 consecutive trading days.

September 2003 Issuances
On September 13, 2003, the Company issued $3,350,000 in unsecured convertible debentures from which it received $3,067,000 in net cash proceeds. These debentures, which have an aggregate principal face amount of $199,376 at June 30, 2004, (i) accrue interest at a fixed rate of 8.0% per annum, which is payable at the Company's option in either cash or authorized and unissued shares of its common stock. The debentures were convertible at the option of the holders at a stated rate of $0.13 per share and were due and payable on September 12, 2006. For every two dollars of original debenture principal, the holder received a detachable stock purchase warrant allowing for the purchase over the subsequent two-year period of a share of the Company's common stock at $0.2144 per share. Holders may not convert their debentures or exercise their warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares. A registration statement filed with the United States Securities and Exchange Commission ("SEC") registering the resale of the preceding debentures and warrants became effective on December 23, 2003.

On January 13, 2004, the Company entered into an exchange agreement with each holder of its convertible debentures that were issued in September 2003. Under the exchange agreement, each debenture holder agreed to exchange the principal amount of its debenture for shares of the Company's common stock, at the rate of $0.09 of debenture principal per share of common stock. Holders may not convert their debentures to the extent that conversion would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares. Accrued but unpaid interest of $149,659 related to these debentures was paid at the time of the exchange by the issuance of additional shares of common stock at the rate of $0.09 per share. Accordingly, in January 2004, the Company issued 32,427,204 shares of common stock upon exchange of debenture principal in the amount of $2,975,624 and the payment of accrued but unpaid interest of $149,659. Additionally, the Company issued 2,227,807 shares of common stock to adjust the conversion rate applied to $175,000 of principal previously converted by a debenture holder to the $0.09 rate stated in the exchange agreement. As a result of the above, in January 2004 the Company recognized $1,488,889 of additional financing expense related to the beneficial conversion features of the exchange and amortized to expense $2,667,676 of previously existing debt discount related to the convertible debentures issued in September 2003.

The remaining principal balance from the September issuance of $199,376 at June 30, 2004 was subsequently converted during the first quarter of fiscal 2005, resulting in no further convertible debenture principal or interest outstanding related to the September 2003 issuance.

February 2004 Issuances
On February 19, 2004, the Company completed a private placement offering of $2,775,000 in unsecured convertible debentures from which we received $2,077,592 in net cash proceeds. These debentures, which have an aggregate principal face amount of $1,997,000 at June 30, 2004, become due and payable on February 19, 2006. The purchase price for the convertible debentures gives effect to an original issue discount of approximately $500,000, or an effective annual interest rate of 9%, the amount of which was withheld from the proceeds at the time of the closing of the financing and are being amortized to deferred financing costs over the term of the debentures. The debentures are convertible at a conversion price of $0.05 per share (66% of the average of the five consecutive closing bid prices immediately prior to the closing date of the offering). The conversion price is subject to adjustment upon the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of the Company's common stock. In connection with this transaction participating warrant holders agreed to exercise outstanding warrants held by them to the extent such exercise would not result in any participant's beneficial ownership of 4.99% or more of the Company's then outstanding common shares.

Participants in the February 19, 2004 offering received detachable stock purchase warrants allowing for the purchase of a number of common shares equal to 30% of the number of shares which could be obtained upon conversion of the debenture principal outstanding on February 19, 2004. The warrants can be exercised over a nineteen-month period and have an exercise price of $0.065 per share of the Company's common stock, subject to adjustment upon the occurrence of events substantially identical to those provided for in the debentures. The Company has the right to call the warrants in the event that the average closing price of the Company's common stock exceeds 200% of the exercise price for a consecutive 20-day trading period. Holders may not convert debentures or exercise warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares.

On March 22, 2004, the Company filed a registration statement with the United States Securities and Exchange Commission ("SEC") registering the resale of the common shares underlying the debentures and warrants issued on February 19, 2004, which became effective April 5, 2004. The Company also agreed to seek shareholder approval to increase the number of authorized common shares to a minimum of 500 million shares before April 30, 2004. Shareholder approval to increase the authorized common shares to 750 million was obtained on April 28, 2004.

Investors in the February 19, 2004, financing have been granted the option to purchase up to an additional $1,220,000 of convertible debentures and warrants with terms and conditions substantially identical to those applicable to the February 19, 2004, transaction. This option expires on October 28, 2004.

The agreements entered into in connection with the February 19, 2004 transaction requires that the Company obtain the unanimous approval of the debenture holders prior to the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of the Company's common stock until less than 20% of the principal remains outstanding on the debentures. The agreement further stipulates that no debenture may be prepaid without the consent of the holder and that each debenture holder has a right of first refusal to participate in any new financing transaction consented to through June 10, 2005.

March 2004 Issuance
In March 2004, the Company issued an unsecured convertible debenture in the amount of $122,000 from which it received $100,000 in net proceeds after an original issue discount of $22,000. The Company also issued 732,000 detachable stock purchase warrants in connection with this transaction. The convertible debenture and common stock purchase warrants have identical terms and conditions to those issued on February 19, 2004. The principal balance outstanding for this debenture was $122,000 at June 30, 2004.

At the respective dates of issuance, the Company was required under accounting principles generally accepted in the United States of America to ascertain for each of the above debenture issuances the fair value of the detachable stock warrants and resulting beneficial conversion feature. For each debenture issuance, the aggregate fair value of the detachable warrants and beneficial conversion features was determined to be equal to the aggregate principal face amount of the debt proceeds received, and as such, these amounts were recorded as debt discounts by increasing additional paid-in capital. These debt discounts are being amortized over the respective lives of the underlying debentures. The aggregate unamortized debt discount amounted to $3,332,415 and $2,883,918 at June 30, 2004 and 2003, respectively.

The remaining $6,036,376 in principal of the Company's outstanding convertible debentures at June 30, 2004, mature during the Company's fiscal years ending as follows:

         FISCAL YEARS ENDING JUNE 30,                           PRINCIPAL
         ----------------------------------------------------------------
         2005 ............................................     $       --
         2006 ............................................      1,997,000
         2007 ............................................      4,039,376
                                                               ----------
         Total principal payments.........................     $6,036,376
                                                               ==========

14.   STOCKHOLDERS' DEFICIT

General
The Company is restricted under Nevada corporate law from declaring any dividends to shareholders due to current working capital and stockholders' deficits.

The Company's shareholders elected to increase its authorized common shares from 100 million to 250 million and 750 million at special shareholders' meetings held on December 1, 2003 and April 28, 2004, respectively.

Common Stock Issued For Cash
During fiscal 2003 the Company issued 34,837,500 shares of its common stock in a "best efforts" private placement with accredited investors from which it received $3,483,750 (net of $55,000 in issuance costs). The fiscal 2003 placements included 50,000 and 97,500 common shares sold, at the same price paid by unrelated parties, to a member of the Company's Board of Directors and the Company's Chief Financial Officer, respectively.

During fiscal 2004 the Company issued 6,538,461 shares of its common stock upon exercise of outstanding warrants by accredited investors from which it received $326,923 in proceeds.

Common Stock Issued For Services
During fiscal 2004 and 2003, the Company issued 1,505,844 and 4,567,140 common shares, respectively, to unrelated parties for the performance of various services. The Company recognized associated expenses of $206,487 and $472,964 during fiscal 2004 and 2003, respectively, based upon the fair market value of the common shares at their respective dates of issuance. The fiscal 2004 amount includes 350,000 common shares issued to its former Chief Financial Officer.

Common Shares Issued Upon Conversion of Convertible Debt
During fiscal 2004, holders of $5,480,624 of the Company's then outstanding convertible notes converted such notes, and $703,900 in accrued interest thereon, into 76,833,789 common shares. During fiscal 2003, holders of $1,794,984 of the Company's then outstanding convertible notes converted such notes, and $495,190 in accrued interest thereon, into 22,901,730 common shares.

Other Issuances of Common Shares
In January 2003, the Company issued 1,040,816 previously escrowed registered shares of its common stock to an institutional shareholder in full and final resolution of a dispute regarding the number of common shares it was entitled to under an anti-dilution guarantee. As part of this resolution, the institutional shareholder agreed to the cancellation of all outstanding stock purchase warrants held by it and to waive any potential liquidated damage claims it may have had against the Company pursuant to a related registration rights agreement.

In March 2003, the Company elected to retroactively issue a principal shareholder, who had previously converted certain outstanding notes of the Company at the then stated rate of $1.00 per common share, an additional 4,579,407 common shares as an inducement for him to participate in a subsequent private placement of common shares at $0.10 per share.

In January 2004, the Company issued 975,669 restricted shares of its common stock to certain employees as payment for $117,081 in compensation expense.

During fiscal 2004, the Company issued 2,593,333 shares of its common stock to a financing company in partial settlement of its annual loan renewal fee for the May 2004 through April 2005 period.

Stock Options and Warrants
During fiscal 2004, the Company issued 9,138,427 stock options to various employees under its newly adopted 2004 Stock Compensation Plan (See Note 15). No stock options or warrants were issued to consultants during fiscal 2004 and no stock options or warrants were issued during fiscal 2003 to employees or consultants.

In previous years, the Company entered into several agreements with third parties for the performance of various services over subsequent two to three year periods. In connection therewith, the Company granted these service providers stock options with various exercise prices and expiration dates. During fiscal 2004 and 2003, the Company recognized various expenses aggregating $0 and $68,797, respectively, for the fair value of the issued stock options. As of June 30, 2004, all stock options had been fully vested and the related expense had been fully recognized.

15.   STOCK OPTIONS AND WARRANTS
The Company has an Employee Stock Option Plan (the "Plan") that provides for the grant of options to employees to purchase shares of the Company's common stock at exercise prices determined by the Board of Directors. As of June 30, 2004, 1,050,805 options originally made available under the Plan remain available for grant. The Company also grants from time to time stock options and warrants outside the Plan to directors, vendors and others to purchase shares of the Company's common stock at exercise prices as determined by the Chief Executive Officer and approved by the Board of Directors. These options are granted as payment of services or as an inducement to provide the Company with financing.

On June 10, 2002, the Company's shareholders approved the adoption of the 2002 Stock Option Plan ("2002 Plan") pursuant to which two million shares of the Company's common stock were reserved for future issuance upon exercise of options granted at exercise prices to be approved by the Board of Directors. These options may be issued to directors, officers, employees, or other persons who perform services on behalf of the Company. No options have been granted under the 2002 Plan as of June 30, 2004.

On June 22, 2004, the Company adopted the 2004 Stock Compensation Plan ("2004 Plan") pursuant to which twenty-five million shares of the Company's common stock were reserved for future issuance of common stock or common stock options to be approved by the Board of Directors. These options may be issued to directors, officers, employees, or consultants who perform services on behalf of the Company at exercise prices to be approved by the Board of Directors. As of June 30, 2004, 16,901,970 shares of common stock or stock options had been issued under the 2004 Plan.

The following table summarizes stock option and warrant activity during fiscal 2004 and 2003:

                                                                                      WEIGHTED
                                                                                      AVERAGE
                                                                        OPTIONS/      EXERCISE
                                                                        WARRANTS       PRICE
                                                                       ----------     --------
         Options/warrants outstanding at July 1, 2002 ...........      12,345,623      $2.33
         Granted ................................................       1,609,500       0.85
         Expired ................................................      (5,995,738)      2.62
                                                                       ----------
         Options/warrants outstanding at June 30, 2003 ..........       7,959,385       1.81
         Granted ................................................      39,405,042       0.05
         Expired ................................................      (3,103,578)      1.82
         Exercised ..............................................      (6,538,461)      0.05
                                                                       ----------
         Options/warrants outstanding at June 30, 2004...........      37,722,388       0.28
                                                                       ==========

         Exercisable at June 30, 2004 ...........................      36,508,364      $0.23
                                                                       ==========

The following table summarizes information about the Company's outstanding stock options and warrants at June 30, 2004:

                                         OPTIONS/WARRANTS                       OPTIONS/WARRANTS
                                            OUTSTANDING                            EXERCISABLE
                                --------------------------------------       ------------------------
                                                WEIGHTED
                                                 AVERAGE      WEIGHTED                       WEIGHTED
                RANGE OF                        REMAINING     AVERAGE                        AVERAGE
                EXERCISE          NUMBER       CONTRACTUAL    EXERCISE         NUMBER        EXERCISE
                 PRICES         OUTSTANDING     LIFE (YRS)     PRICE         EXERCISABLE      PRICE
             ----------------------------------------------------------------------------------------
             $0.03               9,138,427         9.98        $0.03          9,138,427        $0.03
             $0.05               6,346,155(1)      1.20         0.05          6,346,155         0.05
             $0.07              17,381,999(1)      1.22         0.07         17,381,999         0.07
             $0.25                  40,000         1.81         0.25             40,000         0.25
             $0.75                 650,000         8.10         0.75            240,000         0.75
             $0.98 - $1.00         413,612         0.92         1.00            413,612         1.00
             $1.02 - $1.25         647,100         4.77         1.24            636,900         1.24
             $1.50               1,470,155         6.25         1.50            922,617         1.50
             $1.69 - $2.44         112,000         4.18         1.84            112,000         1.84
             $2.50                 575,000         1.66         2.50            575,000         2.50
             $3.00                 592,440         5.46         3.00            446,154         3.00
             $3.25 - $3.63         205,500         1.14         3.27            205,500         3.27
             $5.00                 150,000         2.02         5.00             50,000         5.00
             ----------------------------------------------------------------------------------------
             $0.03 - $5.00      37,722,388         3.80        $0.28         36,508,364        $0.23
             ========================================================================================

             (1) Represents outstanding warrants issued with convertible debt.

16.   EMPLOYEE SAVINGS, RETIREMENT AND PROFIT SHARING PLAN
Effective March 1, 2002, the Company established a tax-qualified employee savings, retirement and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code ("the "401(k) Plan") pursuant to which eligible employees may elect to defer a portion of their current compensation, up to certain statutorily prescribed annual limits, and make corresponding periodic contributions into the 401(k) Plan. Contributions to the 401(k) Plan, as well as any income earned thereon, are not taxable to the employee until withdrawn from the 401(k) Plan. All employees with 1,000 hours of service who have been employed by the Company for at least one year are eligible to participate in the 401(k) Plan. The Company, at its discretion, may elect to (i) contribute a matching percentage of the employees' overall contribution and/or (ii) make a profit sharing contribution based on the overall profitability of the Company. The Company did not make any contributions for the fiscal years ended June 30, 2004 and 2003.

17.   COMMITMENT AND CONTINGENCIES

General
The Company is periodically involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's gross liability, if any, and without any consideration given to the availability of indemnification or insurance coverage, under any pending or existing litigation or administrative proceedings would not materially affect its financial position, results of operations or cash flows.

Patent Litigation
The Company is the plaintiff in patent infringement litigation, in which the Company alleges willful patent infringement. The defendants have brought a number of counterclaims, including antitrust, unfair competition, tortious interference with business relations and patent misuse, and have asserted unspecified general damages. In May 2003, the District Court ruled against our assertion of patent infringement. The Company timely filed a Notice of Appeal to the Court of Appeals for the Federal Circuit and in August 2004, the Court of Appeals reversed the District Court's ruling and remanded the matter back to the District Court for a new hearing. Following the remand, the Company returned to settlement negotiations with the defendant. Pursuant to these negotiations, the parties have now entered into a Letter of Intent requiring the parties to negotiate in good faith an agreement that would, among other things, resolve the litigation through a license under the patent. A final agreement has not yet been reached, and the litigation remains pending before the Idaho District Court. Should the District Court not rule in our favor and/or we are unable to successfully negotiate a settlement including royalties to be received, we would be required to impair our patent, and as such, we would write down the patent to its net realizable value through a charge to amortization expense.

Royalty Obligation Dispute on Proprietary Optics Technology
The Company licensed the use of proprietary optics technology previously utilized in its predecessor cholesterol monitor from a principal vendor in exchange for payment of a royalty to the vendor for each monitor manufactured with the optics technology. Beginning in October 2002, the Company developed and began utilizing its own proprietary optics technology in its current cholesterol monitor. In October 2002, the Company ceased accruing and paying the royalty obligation as the Company viewed the re-engineered optics technology used in its current cholesterol monitor as being proprietary to the Company. The vendor asserted in a letter to the Company that the subject optics technology was, in their opinion, still subject to royalties under the licensing agreement. Negotiations have continued throughout fiscal 2004 and remain ongoing as of this date to resolve the royalty obligation dispute. The Company has accrued approximately $257,535 and $104,104 as of June 30, 2004 and 2003, respectively, and believes that any reasonably likely incremental royalty obligation resulting from these negotiations would not be material to our expected future consolidated financial statements.

Compensating Payment Provision with Principal Vendor
The Company's contract with the supplier of its dry-chemistry total cholesterol test strips contains a provision that required the Company to make minimum annual purchases and required certain compensating payments in the event the Company fails to meet the minimum purchase requirements. As the Company has not met these minimum purchase commitments, the vendor increased the price of the test strips by 10% for fiscal 2004. Should the Company continue to not meet these minimum purchase requirements, the vendor could require the Company to make additional compensating payments. The dollar amount of such future payments, if any, is currently indeterminable.

Purchase Commitments Under Marketing Contract
In February 2004, the Company entered into a marketing contract, which contractually obligated the Company to purchase a minimum number of radio advertising spots through January 7, 2005. As of June 30, 2004, the Company had $864,248 of purchase obligations remaining under this contract.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS



                                                                          SEPTEMBER 30,     JUNE 30,
                                                                               2004           2004
                                                                          ------------    ------------
ASSETS (NOTE 2)
Current assets:
   Cash and cash equivalents ..........................................   $     21,550    $    590,196
   Restricted cash held in escrow (Note 6) ............................         50,696          25,293
   Accounts receivable, net (Note 11) .................................        511,524         495,460
   Inventories, net (Note 4) ..........................................        754,367         749,304
   Prepaid expenses ...................................................         26,203         164,912
                                                                          ------------    ------------
        Total current assets ..........................................      1,364,340       2,025,165
Deferred financing costs, net (Notes 6 and 7) .........................        419,210         609,467
Patent rights, net ....................................................        440,002         480,002
Property and equipment, net ...........................................        294,832         339,207
Other .................................................................         94,436         158,336
                                                                          ------------    ------------
        Total assets ..................................................   $  2,612,820    $  3,612,177
                                                                          ============    ============

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Accounts payable ...................................................   $  1,324,132    $    940,889
   Accrued liabilities (Note 5) .......................................        774,918         827,795
   Capital lease obligations ..........................................         36,494          28,148
   Notes payable (Note 6) .............................................        967,932       1,169,031
                                                                          ------------    ------------
        Total current liabilities .....................................      3,103,476       2,965,863
Capital lease obligations .............................................          2,975           5,880
Convertible notes, principal face amounts of $5,637,000 and $6,036,376,
   respectively (Note 7) ..............................................      3,269,450       2,703,961
                                                                          ------------    ------------
        Total liabilities .............................................      6,375,901       5,675,704
                                                                          ------------    ------------

Commitments and contingencies (Notes 6, 7, 10 and 11)

Stockholders' deficit (Note 8):
   Preferred stock, $.001 par value; 15,000,000 shares authorized; none
     issued or outstanding ............................................           --              --
   Common stock, $.001 par value; 750,000,000 shares authorized;
      199,268,735 and 181,341,686 issued and outstanding, respectively         199,269         181,342
   Additional paid-in capital .........................................     55,195,371      54,425,383
   Accumulated deficit ................................................    (59,157,721)    (56,670,252)
                                                                          ------------    ------------
        Total stockholders' deficit ...................................     (3,763,081)     (2,063,527)
                                                                          ------------    ------------
        Total liabilities and stockholders' deficit ...................   $  2,612,820    $  3,612,177
                                                                          ============    ============

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          THREE MONTHS ENDED
                                                                    ------------------------------
                                                                     SEPTEMBER 30,   SEPTEMBER 30,
                                                                         2004             2003
                                                                    -------------    -------------

Net sales .......................................................   $     885,138    $     625,475
Cost of sales ...................................................         652,806          427,136
                                                                    -------------    -------------
          Gross profit ..........................................         232,332          198,339
                                                                    -------------    -------------
Operating expenses:
  Sales and marketing ...........................................         588,964          131,918
  General and administrative ....................................         697,322          697,851
  Product research and development ..............................          10,620            3,468
  Depreciation and amortization .................................          93,003           79,313
  Loss on disposal of equipment .................................            --             87,756
                                                                    -------------    -------------
      Total operating expenses ..................................       1,389,909        1,000,306
                                                                    -------------    -------------
          Loss from operations ..................................      (1,157,577)        (801,967)
                                                                    -------------    -------------
Non-operating income (expenses):
  Interest income ...............................................            --              2,007
  Interest and financing expenses (Notes 6 and 7) ...............        (174,770)        (199,636)
  Amortization of discount on convertible notes (Note 7) ........        (964,865)        (387,672)
 Amortization of deferred financing costs (Notes 6 and 7) .......        (190,257)         (57,583)
  Gain on unexercised option and purchase agreement (Note 9) ....            --            250,000
                                                                    -------------    -------------
      Total non-operating expenses, net .........................      (1,329,892)        (392,884)
                                                                    -------------    -------------
          Net loss ..............................................   $  (2,487,469)   $  (1,194,851)
                                                                    =============    =============

          Net loss per common share - basic and diluted (Note 3).   $       (0.01)   $       (0.01)
                                                                    =============    =============

          Weighted average shares outstanding - basic and diluted
            (Note 3) ............................................     195,170,614       95,989,741
                                                                    =============    =============

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              THREE MONTHS ENDED
                                                                        ------------------------------
                                                                          SEPTEMBER 30,   SEPTEMBER 30,
                                                                              2004             2003
                                                                         -------------    -------------

OPERATING ACTIVITIES:
   Net loss ............................................................   $(2,487,469)   $(1,194,851)
   Non-cash items:
     Depreciation/amortization of property, equipment and patent rights         93,003         79,313
     Loss on disposal of equipment .....................................          --           87,756
     Amortization of deferred financing costs (Notes 6 and 7) ..........       190,257         57,583
     Amortization of discount on convertible notes (Note 7) ............       964,865        387,672
     Provision for doubtful accounts ...................................       255,405         20,520
     Increase (decrease) in inventory valuation allowance ..............         6,410        (22,719)
     Other .............................................................          --          (15,357)
   Net changes in assets and liabilities:
     Accounts receivable ...............................................      (271,469)      (137,315)
     Inventories .......................................................       (11,473)       306,578
     Prepaid expenses ..................................................       138,709       (314,668)
     Accounts payable ..................................................       676,333       (792,778)
     Accrued liabilities ...............................................        42,572        106,516
     Deferred income ...................................................          --         (250,000)
     Change in non-current assets ......................................        63,900         57,817
                                                                           -----------    -----------
          Net cash used in operating activities ........................      (338,957)    (1,623,933)
                                                                           -----------    -----------

FINANCING ACTIVITIES:
   Proceeds from issuance of convertible notes, net (Note 7) ...........          --        1,513,500
   Principal payments of capital lease obligations .....................        (3,187)      (112,352)
   Principal payments of notes payable .................................      (201,099)      (190,540)
   Increase in restricted cash equivalent ..............................       (25,403)          --
                                                                           -----------    -----------
          Net cash provided by (used in) financing activities ..........      (229,689)     1,210,608
                                                                           -----------    -----------

Net decrease in cash and cash equivalents ..............................      (568,646)      (413,325)
Cash and cash equivalents at beginning of period .......................       590,196      1,370,126
                                                                           -----------    -----------
Cash and cash equivalents at end of period .............................   $    21,550    $   956,801
                                                                           ===========    ===========

SUPPLEMENTAL SCHEDULE OF CASH ACTIVITIES:
    Interest paid in cash ..............................................   $    43,220    $      --

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Discount for beneficial conversion feature on convertible notes
and  the fair value of accompanying detachable stock warrants (Note 7)     $       --     $ 3,350,000
    Contingent offering proceeds held in escrow (Note 7) ...............   $       --     $ 1,553,500
   Assets acquired through capital lease obligation ....................   $     8,628    $      --
    Issuance of common stock in exchange for:
      Conversion of convertible debt and accrued interest (Note 7) .....   $   407,154    $   700,000
      Payment of accounts payable and accrued expenses .................   $   380,761    $      --

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS AND ORGANIZATIONAL STRUCTURE

Lifestream Technologies, Inc. (the "Company"), a Nevada corporation headquartered in Post Falls, Idaho, is a developer and marketer of a proprietary total cholesterol-measuring device for at-home use by health conscious consumers and at-risk medical patients. Through regular monitoring of one's total cholesterol level, an individual can continually assess their susceptibility to developing cardiovascular disease. Once diagnosed with an elevated total cholesterol level, regular at-home testing with one of the Company's monitors enables a patient to readily ascertain the cholesterol-lowering benefits derived from diet modification, an exercise regimen and/or a drug therapy, thereby reinforcing their continuing compliance with an effective cholesterol-lowering program.

2. SUBSTANTIAL DOUBT REGARDING THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

The Company has incurred substantial operating and net losses, as well as negative operating cash flow, since its inception. As a result, the Company continued to have significant working capital and stockholders' deficits including a substantial accumulated deficit at June 30, 2004 and 2003. In recognition of such, its independent registered public accountants included an explanatory paragraph in their report on the Company's consolidated financial statements for the fiscal years ended June 30, 2004 and 2003, that expressed substantial doubt regarding the Company's ability to continue as a going concern.

The Company is addressing its ability to continue as a going concern, as well as its sales, gross margins and operating expenses, by among other things, the following:

         o During the Company's fiscal year ended June 30, 2004, the Company completed three private placement offerings of $6,225,000 in unsecured convertible debentures from which it received $5,244,592 in net cash proceeds;

         o On November 8, 2004, the Company's outstanding note payable with a financial institution was assigned to a principal stockholder of the Company. The principal stockholder amended the terms of the note payable providing additional funding of $1.5 million with no payments due for 6 months;

         o Depleting the remaining inventory of our higher-cost, predecessor device during fiscal 2004;

         o Continuing negotiations with retailers in an effort to increase its number of distribution outlets;

         o Sponsoring a continuing education program to broaden awareness and educate pharmacists on the benefits of it's products;

         o Developing a consumer point-of-sale awareness program for those patients purchasing certain cholesterol-lowering prescriptions;

         o Conducting marketing activities beginning in October 2003, as funds were available;

         o Continuing to support and monitor the Medicare reimbursement considerations of the federal government for cholesterol testing; and

         o Continuing to operate with a core staff of only 19 employees while implementing cost-cutting measures to maintain personnel levels and administrative costs.

The Company will continue to require additional financing to fund its current and longer term operating needs, including continuing marketing activities to build broad public awareness of its cholesterol monitor. The amount of additional funding needed to support the Company until that point in time at which it forecasts that its business will become self-sustaining from internally generated cash flow is highly dependent upon the Company's ability to sustain a long-term marketing campaign and the success of marketing activities on increasing awareness to consumers and pharmacists.

Should the Company be unsuccessful in any of the initiatives or matters discussed above, its business, and, as a result, its consolidated financial position, results of operations and cash flow will likely be materially adversely impacted, the effects from which it may not recover.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation
These condensed consolidated financial statements include the operations of the Company and its two wholly owned subsidiaries, Lifestream Diagnostics, Inc. and Secured Interactive Technologies, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

Fiscal Periods
The Company's fiscal year-end is June 30. References to a fiscal year refer to the calendar year in which such fiscal year ends.

Use of Estimates
The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

Preparation of Interim Condensed Consolidated Financial Statements
These interim condensed consolidated financial statements have been prepared by the Company's management, without audit, in accordance with accounting principles generally accepted in the United States of America and, in the opinion of management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows for the periods presented. Certain information and note disclosures normally included in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted in these interim condensed consolidated financial statements, although the Company believes that the disclosures are adequate to make the information presented not misleading. The consolidated financial position, results of operations and cash flows for the interim periods disclosed herein are not necessarily indicative of future financial results. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto included in the Company's most recent Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004.

Reclassifications
Certain amounts in the condensed consolidated financial statements for the prior period has been reclassified to be consistent with the current period's presentation.

Net Loss Per Share
Basic and diluted net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the fiscal year. At September 30, 2004 and 2003, the Company had stock options, stock warrants and convertible notes outstanding that could potentially be exercised or converted into 112,017,441 and 55,986,279 additional common shares, respectively. Should the Company report net income in a future period, net income per share - diluted will be separately disclosed giving effect to the potential dilution that could occur under the treasury stock method if these stock options, stock warrants and convertible notes were exercised or converted into common shares.

Stock-Based Compensation
As allowed by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to retain the compensation measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and its related interpretations for stock options issued to employees. Under APB No. 25, compensation cost is recognized at the measurement date for the amount, if any, that the quoted market price of the Company's common stock exceeds the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

No stock-based employee compensation cost is reflected in the Company's reported net losses, as all options granted had an exercise price equal to or in excess of the market value of the underlying common stock on the respective dates of grant. If the Company had accounted for its stock-based employee compensation under the fair value recognition and measurement principles of SFAS No. 123, the Company's reported net losses would have been adjusted to the pro forma net loss amounts presented below:
                                               THREE MONTHS ENDED
                                         ---------------------------
                                         SEPTEMBER 30,  SEPTEMBER 30,
                                             2004           2003
                                         ---------------------------

Net loss, as reported ................   $(2,487,469)   $(1,194,851)

Add: SFAS No. 123 compensation expense       (65,844)      (145,870)
                                         -----------    -----------

Pro forma net loss ...................   $(2,553,313)   $(1,340,721)
                                         ===========    ===========

Net loss per share:

    Basic and diluted  - as reported .   $     (0.01)   $     (0.01)
                                         ===========    ===========

    Basic and diluted - pro forma ....   $     (0.01)   $     (0.01)
                                         ===========    ===========

Segment Reporting
The Company's chief operating decision makers consist of members of senior management that work together to allocate resources to, and assess the performance of, the Company's business. Senior management currently manages the Company's business, assesses its performance, and allocates its resources as a single operating segment.

Recently Adopted Accounting Standards
In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. As the Company has not had, and continues not to have, any ownership in variable interest entities, the Company's adoption of FIN 46, as required on January 31, 2003, had no impact on its consolidated financial statements.

In December 2003, the FASB issued a revision to the interpretation ("FIN No. 46(r)"). FIN No. 46(r) clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN No. 46(r) were adopted by the Company with no material impact to the condensed consolidated financial statements.

4.    INVENTORIES, NET
Inventories, net, consist of the following:

                                    SEPTEMBER 30,  JUNE 30,
                                        2004        2004
                                     ----------  ----------

Raw materials ....................   $ 416,531    $ 444,880
Work in process ..................     105,334       80,814
Finished goods ...................      27,705      176,971
Finished goods at retail locations     232,144       67,576
                                     ---------    ---------
                                       781,714      770,241
Less valuation allowance .........     (27,347)     (20,937)
                                     ---------    ---------
Inventories, net .................   $ 754,367    $ 749,304
                                     =========    =========

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. ACCRUED LIABILITIES Accrued liabilities consist of the following:

                                                     SEPTEMBER 30,  JUNE 30,
                                                          2004       2004
                                                        --------   --------

Accrued royalties payable ...........................   $257,535   $257,535
Accrued sales returns, including warranty obligations    242,876    238,064
Accrued interest payable ............................    191,823    184,784
Accrued wages, benefits and related taxes ...........     73,661    138,759
Accrued other .......................................      9,023      8,653
                                                        --------   --------
Total accrued liabilities ...........................   $774,918   $827,795
                                                        ========   ========

6.    NOTE PAYABLE
Effective May 1, 2003, the Company renewed its then expiring revolving credit facility agreement with a financial institution. Under the new agreement, the Company's then outstanding balance of $2,197,800 was bifurcated into a $2,000,000 twenty-four month term loan ("term loan") and a $197,800 advance loan ("advance loan"). The term loan accrues interest at a fixed rate of 15% per annum and is to be repaid through the financial institution's retention of the first $75,000 of each month's assigned accounts receivable collections. The advance loan accrued interest at 15% and was repaid on March 31, 2004, through the financial institution's additional retention of 25% of each month's assigned accounts receivable collections over and beyond the initial $75,000 in collections retained to service the term loan. On March 31, 2004, the financial institution became entitled to retain ten percent of all subsequently collected accounts receivable, subject to a limitation of ten percent of the term loan's then outstanding balance, with the aggregate retentions to be returned to the Company upon its full repayment of the term loan. As of September 30, 2004, $50,696 had been retained and was being held in an escrow account. The term loan is secured and collateralized by the Company's cash and cash equivalents, accounts receivable, inventory, property and equipment and intellectual property. Should any category of collateral fall below specified percentages and margins, the financial institution will be entitled to retain additional accounts receivable collections sufficient to restore such percentages and margins. Any principal and accrued interest balances remaining on the term loan will be due and payable as a lump sum on April 1, 2005. The remaining term loan may be prepaid at any time, without penalty, at the Company's option. The outstanding principal balance of this note payable was $967,932 and $1,169,031 at September 30, 2004 and June 30, 2004, respectively.

In consideration for extending the above loans, the Company agreed to pay an annual fee of $100,000, beginning on May 1, 2003, and upon each annual anniversary thereafter on which the term loan remains unpaid. The initial annual fee was satisfied through the issuance of 1,000,000 shares of the Company's common stock. During fiscal 2004 the Company issued 2,593,333 shares of common stock as partial payment of the annual fee for the May 1, 2004 through April 30, 2005 period and a balance of approximately $24,500 remains payable at September 30, 2004. These annual fees are amortized to deferred financing costs over the renewal period.

In November 2004, a principal stockholder of the Company entered into an agreement with the above financial institution, under which the financial institution assigned to the principal stockholder of the Company all of their right, title and interest under the note payable. At the time of the assignment, the outstanding amount due under the note payable was $920,323.

Subsequently, the Company and the new note holder entered into a series of amendments to the note payable and related loan documents under which the following terms were modified:

         o the aggregate amount of the note was increased from $920,323 to $2,869,740, after giving effect to an original issue discount in the amount of $449,415;

         o $974,709 of the increase was funded November 12, 2004 resulting in net cash proceeds to the Company of $750,000;

         o $974,708 of the increase is to be funded by December 31, 2004 (subject to the satisfaction of certain conditions precedent);

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         o the new loan balance of $2,869,740 is to be repaid in monthly installments of $100,000 commencing May 1, 2005, with the outstanding balance becoming due and payable on February 1, 2006;

         o the Company paid a commitment fee to induce the principal stockholder to enter into the series of amendments in the amount of $500,000, paid by issuance of a promissory note (commitment fee note) which is payable on February 1, 2006, in cash or, at the Company's option, in shares of its common stock at a 20% discount to market. The commitment fee note is also convertible at the option of the note holder at a conversion price of $.05 per, subject to adjustment; and

         o the Company agreed to file a registration statement covering the shares issuable under the commitment fee note.

7.  CONVERTIBLE NOTES

June through November 2001 Issuances
From June 2001 through November 2001, the Company issued unsecured convertible debentures, $3,840,000 of which remains outstanding with one debenture holder at September 30, 2004. These debentures (i) accrue interest at the prime rate plus two percent (6.25% at September 30, 2004), (ii) are convertible at the option of the holder into common stock of the Company at a stated rate of $0.10 per share, and (iii) become due and payable on various dates between July 1, 2006 and November 20, 2006. The holder may not convert its debentures to the extent that conversion would result in the holder's beneficial ownership of 9.99% or more of the Company's then outstanding common shares. The holder of these debentures has a one-time right to convert a portion of the debentures after the closing of any subsequent private offering at less than $0.10 per common share (limited to 9.99% ownership). The Company has the right to force conversion of the debentures if the market price of its common stock exceeds $3.00 per share for 20 consecutive trading days.

In connection with the Company's issuance of the amended and restated procmissoty note discussed in Note 6, the conversion rate of the debentures issued during June 2001 through November 2001 was reduced to $0.05 per share.

September 2003 Issuances
On September 13, 2003, the Company issued $3,350,000 in unsecured convertible debentures from which it received $3,067,000 in net cash proceeds. These debentures, which have an aggregate principal face amount of $0 at September 30, 2004, (i) accrued interest at a fixed rate of 8.0% per annum, which was payable at the Company's option in either cash or authorized and unissued shares of its common stock. The debentures were convertible at the option of the holders at a stated rate of $0.13 per share and were due and payable on September 12, 2006. For every two dollars of original debenture principal, the holder received a detachable stock purchase warrant allowing for the purchase over the subsequent two-year period of a share of the Company's common stock at $0.2144 per share. Holders could not convert their debentures or exercise their warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares. A registration statement filed with the United States Securities and Exchange Commission ("SEC") registering the resale of the preceding debentures and warrants became effective on December 23, 2003.

On January 13, 2004, the Company entered into an exchange agreement with each holder of its convertible debentures that were issued in September 2003. Under the exchange agreement, each debenture holder agreed to exchange the principal amount of its debenture for shares of the Company's common stock, at the rate of $0.09 of debenture principal per share of common stock. Accrued but unpaid interest of $149,659 related to these debentures was paid at the time of the exchange by the issuance of additional shares of common stock at the rate of $0.09 per share. Accordingly, in January 2004, the Company issued 32,427,204 shares of common stock upon exchange of debenture principal in the amount of $2,975,624 and the payment of accrued but unpaid interest of $149,659. Additionally, the Company issued 2,227,807 shares of common stock to adjust the conversion rate applied to $175,000 of principal previously converted by a debenture holder to the $0.09 rate stated in the exchange agreement. As a result of the above, in January 2004 the Company recognized $1,488,889 of additional financing expense related to the beneficial conversion features of the exchange and amortized to expense $2,667,676 of previously existing debt discount related to the convertible debentures issued in September 2003.

In July 2004, the remaining principal balance from the September issuance of $199,376 and related interest of $7,778 was converted into 2,468,004 shares of the Company's common stock. As of September 30, 2004, no further convertible debenture principal or accrued interest remaining outstanding related to the September 2003 issuance.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


February 2004 Issuances
On February 19, 2004, the Company completed a private placement offering of $2,775,000 in unsecured convertible debentures from which it received $2,077,592 in net cash proceeds. These debentures, which have an aggregate principal face amount of $1,797,000 at September 30, 2004, become due and payable on February 19, 2006. The purchase price for the convertible debentures gives effect to an original issue discount of approximately $500,000, or an effective annual interest rate of 9%, the amount of which was withheld from the proceeds at the time of the closing of the financing and are being amortized to deferred financing costs over the term of the debentures. The debentures are convertible at a conversion price of $0.05 per share. The conversion price is subject to adjustment upon the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of the Company's common stock. In connection with this transaction participating warrant holders agreed to exercise outstanding warrants held by them to the extent such exercise would not result in any participant's beneficial ownership of 4.99% or more of the Company's then outstanding common shares.

Participants in the February 19, 2004 offering received detachable stock purchase warrants allowing for the purchase of a number of common shares equal to 30% of the number of shares which could be obtained upon conversion of the debenture principal outstanding on February 19, 2004. The warrants can be exercised over a nineteen-month period and have an exercise price of $0.065 per share of the Company's common stock, subject to adjustment upon the occurrence of events substantially identical to those provided for in the debentures. The Company has the right to call the warrants in the event that the average closing price of the Company's common stock exceeds 200% of the exercise price for a consecutive 20-day trading period. Holders may not convert debentures or exercise warrants to the extent that conversion or exercise would result in the holders' beneficial ownership of 4.99% or more of the Company's then outstanding common shares.

On March 22, 2004, the Company filed a registration statement with the United States Securities and Exchange Commission ("SEC") registering the resale of the common shares underlying the debentures and warrants issued on February 19, 2004, which became effective April 5, 2004. The Company also agreed to seek stockholder approval to increase the number of authorized common shares to a minimum of 500 million shares before April 30, 2004. Stockholder approval to increase the authorized common shares to 750 million was obtained on April 28, 2004.

Investors in the February 19, 2004, financing were granted the option to purchase up to an additional $1,220,000 of convertible debentures and warrants with terms and conditions substantially identical to those applicable to the February 19, 2004, transaction. This option expired on October 28, 2004.

The agreements entered into in connection with the February 19, 2004 transaction requires that the Company obtain the unanimous approval of the debenture holders prior to the occurrence of certain events including stock dividends, subdivisions, combinations and reclassifications of the Company's common stock until less than 20% of the principal remains outstanding on the debentures. The agreement further stipulates that no debenture may be prepaid without the consent of the holder and that each debenture holder has a right of first refusal to participate in any new financing transaction consented to through June 10, 2005.

March 2004 Issuance
In March 2004, the Company issued an unsecured convertible debenture in the amount of $122,000 from which it received $100,000 in net proceeds after an original issue discount of $22,000. The Company also issued 732,000 detachable stock purchase warrants in connection with this transaction. The convertible debenture and common stock purchase warrants have identical terms and conditions to those issued on February 19, 2004. The principal balance outstanding for this debenture was $122,000 at September 30, 2004.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At the respective dates of issuance, the Company was required under accounting principles generally accepted in the United States of America to ascertain for each of the above debenture issuances the fair value of the detachable stock warrants and resulting beneficial conversion feature. For each debenture issuance, the aggregate fair value of the detachable warrants and beneficial conversion features was determined to be equal to the aggregate principal face amount of the debt proceeds received, and as such, these amounts were recorded as debt discounts by increasing additional paid-in capital. These debt discounts are being amortized over the respective lives of the underlying debentures. The aggregate unamortized debt discount amounted to $2,367,550 at September 30, 2004.

The remaining $5,637,000 in principal of the Company's outstanding convertible debentures at September 30, 2004, mature during the Company's fiscal years ending as follows:

       FISCAL YEARS ENDING JUNE 30,                        PRINCIPAL
       --------------------------------------------------------------
       2005.............................................  $         -
       2006.............................................    1,797,000
       2007.............................................    3,840,000
                                                          -----------
       Total principal payments.........................  $ 5,637,000
                                                          ===========


8.  STOCKHOLDERS' DEFICIT

General
The Company is restricted under Nevada corporate law from declaring any dividends to stockholders due to current working capital and stockholders' deficits.

The Company's stockholders elected to increase its authorized common shares from 100 million to 250 million and 750 million at a special stockholders' meetings held on December 1, 2003 and April 28, 2004, respectively.

Common Shares Issued In Payment of Accrued Interest and Upon Conversion of Convertible Note
In July 2004, the Company issued 6,468,004 shares of its common stock to two institutional investors upon conversion of convertible notes with a principal face amount of $399,376 and accrued interest of $7,778.

Common Shares Issued for Services
In July 2004, the Company issued 5,589,565 shares to unrelated consultants for various services previously rendered in the amount of $188,089. The issuance of these shares was authorized by the Company's Board of Directors on June 22, 2004, and therefore reduced accounts payable.

Also in July 2004, the Company issued 3,499,999 common shares to five directors currently serving on the Company's Board of Directors. These shares were issued for past services provided as Board members in the amount of $105,000. The issuance of these shares was authorized by the Company's Board of Directors on June 22, 2004, and therefore reduced the accrued liability.

In July 2004, the Company issued 2,369,481 shares of its common stock to certain employees as payment for $87,671 in compensation expense. The issuance of these shares was authorized by the Company's Board of Directors on June 22, 2004, and therefore reduced the accrued liability.

9.  OPTION AND PURCHASE AGREEMENT

Pursuant to an option and purchase agreement dated November 20, 2002, the Company received $250,000 from an unrelated party in exchange for granting them an option to purchase for an additional $500,000, a currently unutilized technology patent to which the Company claims ownership. The Company reflected the $250,000 received as deferred income at June 30, 2003. Concurrent with the July 10, 2003 expiration of this option and purchase agreement, the Company recognized $250,000 in non-operating income during the first quarter of its fiscal 2004.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. CONTINGENCIES

General
The Company is periodically involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's gross liability, if any, and without any consideration given to the availability of indemnification or insurance coverage, under any pending or existing litigation or administrative proceedings would not materially affect its financial position, results of operations or cash flows.

Patent Litigation
The Company is the plaintiff in patent infringement litigation, in which the Company alleges willful patent infringement. The defendants have brought a number of counterclaims, including antitrust, unfair competition, tortious interference with business relations and patent misuse, and have asserted unspecified general damages. In May 2003, the District Court ruled against our assertion of patent infringement. The Company timely filed a Notice of Appeal to the Court of Appeals for the Federal Circuit and in August 2004, the Court of Appeals reversed the District Court's ruling and remanded the matter back to the District Court for a new hearing. Following the remand, the Company returned to settlement negotiations with the defendant. Pursuant to these negotiations, the parties have now entered into a Letter of Intent requiring the parties to negotiate in good faith an agreement that would, among other things, resolve the litigation through a license under the patent. A final agreement has not yet been reached, and the litigation remains pending before the Idaho District Court. Should the District Court not rule in our favor and/or we are unable to successfully negotiate a settlement including royalties to be received, we would be required to impair our patent, and as such, we would write down the patent to its net realizable value through a charge to amortization expense.

Royalty Obligation Dispute on Proprietary Optics Technology
The Company licensed the use of proprietary optics technology previously utilized in its predecessor cholesterol monitor from a principal vendor in exchange for payment of a royalty to the vendor for each monitor manufactured with the optics technology. Beginning in October 2002, the Company developed and began utilizing its own proprietary optics technology in its current cholesterol monitor. In October 2002, the Company ceased accruing and paying the royalty obligation as the Company viewed the re-engineered optics technology used in its current cholesterol monitor as being proprietary to the Company. The vendor asserted in a letter to the Company that the subject optics technology was, in their opinion, still subject to royalties under the licensing agreement. Negotiations have continued throughout fiscal 2004 and remain ongoing as of this date to resolve the royalty obligation dispute. The Company has accrued $257,535 as of September 30, 2004 and June 30, 2004, and believes that any reasonably likely incremental royalty obligation resulting from these negotiations would not be material to our consolidated financial statements.

Compensating Payment Provision with Principal Vendor
The Company's contract with the supplier of its dry-chemistry total cholesterol test strips contains a provision that required the Company to make minimum annual purchases and required certain compensating payments in the event the Company fails to meet the minimum purchase requirements. As the Company has not met these minimum purchase commitments, the vendor increased the price of the test strips by 10% for fiscal 2004. Should the Company continue to not meet these minimum purchase requirements, the vendor could require the Company to make additional compensating payments. The dollar amount of such future payments, if any, is currently indeterminable.

Purchase Commitments Under Marketing Contract
In February 2004, the Company entered into a marketing contract, which contractually obligated the Company to purchase a minimum number of radio advertising spots through January 7, 2005. As of September 30, 2004, the Company had $473,248 of purchase obligations remaining under this contract.

                 LIFESTREAM TECHNOLOGIES, INC. AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


11. SUBSEQUENT EVENTS

In November 2004, a principal stockholder of the Company entered into an agreement with the holder of its note payable, under which the holder assigned to the principal stockholder all of their right, title and interest under the note payable. Subsequently, the terms of the note payable and related loan documents were amended (see Note 6.)

Subsequent to quarter end, the Company ceased its relationship with a major customer which had accounted for approximately 10% of revenues during fiscal 2004 due to the customers nonpayment of certain invoices due the Company. The Company has fully reserved for all remaining unpaid invoices due from this customer as of September 30, 2004.

NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

      TABLE OF CONTENTS
                             Page

Prospectus Summary..........................  1           83,836,992 SHARES
Risk Factors................................  3             COMMON STOCK
Use of Proceeds.............................  8
Price Range of Common Stock
  and Dividend Policy.......................  8
Forward Looking Statements..................  9
Business....................................  9              LIFESTREAM
Properties.................................. 17           TECHNOLOGIES, INC.
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations................. 17
Management.................................. 27
Executive Compensation...................... 29
Certain Relationships and
  Related Transactions...................... 32               PROSPECTUS
Security Ownership of Certain                                 ----------
  Beneficial Owners and Management.......... 34
Description of Securities................... 35
Selling Security Holders.................... 36
Plan of Distribution ....................... 40
Legal Matters............................... 41
Experts..................................... 41
Additional Information...................... 42
Financial Statements........................F-1            December 9, 2004